# Semiannual Report

March 31, 2015

**Fixed Income Funds**

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

**Money Market Fund**

Waddell & Reed Advisors Cash Management



# CONTENTS
## Waddell & Reed Advisors Funds

**This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.**



Henry J. Herrmann, CFA

## Dear Shareholder,

Over the six months since our last report to you, we saw gradual improvement in the U.S. economy, modest declines in Europe, and slowing growth in Japan and China. Geopolitical tensions rose in the Middle East and Eastern Europe. Financial markets overall performed relatively well, albeit with intermittent volatility.

In fixed income markets, central bank policy and economic weakness drove already-low yields even lower. Central banks around the world took unprecedented measures to address growth concerns. Diving oil prices gave rise to concerns about deflation risk and possible energy-related defaults in the high-yield sector.

These issues have tested investors and added a level of complexity to the Federal Reserve's (Fed's) policy decisions. Fed officials have indicated the central bank would like to begin raising interest rates this year. However, the Fed has not previously faced an environment with negative interest rates in other parts of the world or the level of liquidity we now see in the system. The concern is that any rise in rates could negatively impact the financial markets and derail the recovery. These concerns already may have pushed a rate hike many expected to occur in the summer of 2015 into at least the fall, and possibly into 2016.

We will closely monitor not only the economic data that will contribute to the Fed's interest rate decisions, but also the outside pressures that continue to influence the market over the months ahead. While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

## Economic Snapshot

|  | 3/31/15 | 9/30/14 |
|---|---|---|
| S&P 500 Index | 2,067.89 | 1,972.29 |
| MSCI EAFE Index | 1,849.34 | 1,846.08 |
| 10-Year Treasury Yield | 1.94% | 2.52% |
| U.S. unemployment rate | 5.50% | 5.90% |
| 30-year fixed mortgage rate | 3.70% | 4.30% |
| Oil price per barrel | $ 47.60 | $ 91.16 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2015.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,028.50 | $ 4.87 | $1,000 | $1,020.16 | $ 4.85 | 0.96% |
| Class B** | $1,000 | $1,020.50 | $11.42 | $1,000 | $1,013.66 | $11.38 | 2.26% |
| Class C | $1,000 | $1,022.10 | $ 9.50 | $1,000 | $1,015.52 | $ 9.47 | 1.89% |
| Class Y | $1,000 | $1,028.40 | $ 3.35 | $1,000 | $1,021.63 | $ 3.34 | 0.66% |
| **Cash Management** | | | | | | | |
| Class A | $1,000 | $1,000.10 | $ 0.80 | $1,000 | $1,024.10 | $ 0.81 | 0.17% |
| Class B** | $1,000 | $1,000.00 | $ 0.80 | $1,000 | $1,024.10 | $ 0.81 | 0.17% |
| Class C** | $1,000 | $1,000.00 | $ 0.80 | $1,000 | $1,024.10 | $ 0.81 | 0.17% |
| **Global Bond Fund** | | | | | | | |
| Class A | $1,000 | $ 965.60 | $ 5.80 | $1,000 | $1,019.08 | $ 5.96 | 1.17% |
| Class B** | $1,000 | $ 961.90 | $12.26 | $1,000 | $1,012.43 | $12.58 | 2.51% |
| Class C | $1,000 | $ 962.00 | $ 9.52 | $1,000 | $1,015.23 | $ 9.77 | 1.95% |
| Class Y | $1,000 | $ 967.10 | $ 3.93 | $1,000 | $1,020.90 | $ 4.04 | 0.81% |

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Government Securities Fund** | | | | | | | |
| Class A | $1,000 | $1,020.20 | $ 5.15 | $1,000 | $1,019.81 | $ 5.15 | 1.03% |
| Class B** | $1,000 | $1,014.30 | $11.08 | $1,000 | $1,013.98 | $11.08 | 2.20% |
| Class C | $1,000 | $1,016.00 | $ 9.37 | $1,000 | $1,015.65 | $ 9.37 | 1.86% |
| Class Y | $1,000 | $1,021.90 | $ 3.54 | $1,000 | $1,021.45 | $ 3.54 | 0.70% |
| **High Income Fund** | | | | | | | |
| Class A | $1,000 | $ 999.70 | $ 5.00 | $1,000 | $1,019.94 | $ 5.05 | 1.00% |
| Class B** | $1,000 | $ 994.00 | $10.77 | $1,000 | $1,014.18 | $10.88 | 2.16% |
| Class C | $1,000 | $ 995.70 | $ 8.88 | $1,000 | $1,016.05 | $ 8.97 | 1.78% |
| Class Y | $1,000 | $1,001.00 | $ 3.70 | $1,000 | $1,021.27 | $ 3.74 | 0.73% |
| **Municipal Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,020.70 | $ 4.34 | $1,000 | $1,020.59 | $ 4.34 | 0.87% |
| Class B** | $1,000 | $1,015.90 | $ 9.17 | $1,000 | $1,015.83 | $ 9.17 | 1.83% |
| Class C | $1,000 | $1,015.10 | $ 8.77 | $1,000 | $1,016.23 | $ 8.77 | 1.75% |
| **Municipal High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,030.20 | $ 4.47 | $1,000 | $1,020.52 | $ 4.45 | 0.89% |
| Class B** | $1,000 | $1,025.30 | $ 9.42 | $1,000 | $1,015.66 | $ 9.37 | 1.86% |
| Class C | $1,000 | $1,025.90 | $ 8.71 | $1,000 | $1,016.34 | $ 8.67 | 1.72% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2015, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **94.6%** |
| Corporate Debt Securities | 70.7% |
| United States Government and Government Agency Obligations | 22.0% |
| Other Government Securities | 1.0% |
| Municipal Bonds–Taxable | 0.8% |
| Mortgage-Backed Securities | 0.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **5.4%** |

## Lipper Rankings

| Category: Lipper Corporate Debt Funds A Rated | Rank | Percentile |
|---|---|---|
| 1 Year | 46/51 | 89 |
| 3 Year | 42/45 | 92 |
| 5 Year | 36/41 | 86 |
| 10 Year | 27/34 | 78 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **85.2%** |
| AAA | 0.7% |
| AA | 24.6% |
| A | 27.8% |
| BBB | 32.1% |
| **Non-Investment Grade** | **9.4%** |
| BB | 4.8% |
| B | 0.8% |
| Below CCC | 0.1% |
| Non-rated | 3.7% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **5.4%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## CORPORATE DEBT SECURITIES

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 1.4%** | | |
| Limited Brands, Inc.: | | |
| 8.500%, 6–15–19 . . . . . | $ 3,000 | $ 3,599 |
| 7.000%, 5–1–20 . . . . . . . | 10,676 | 12,304 |
| 5.625%, 2–15–22 . . . . . . | 1,710 | 1,881 |
| | | 17,784 |
| **Apparel, Accessories & Luxury Goods – 0.5%** | | |
| Hanesbrands, Inc., | | |
| 6.375%, 12–15–20 . . . . . | 6,158 | 6,535 |
| **Automobile Manufacturers – 1.4%** | | |
| BorgWarner, Inc., | | |
| 3.375%, 3–15–25 . . . . . . | 5,000 | 5,146 |
| General Motors Co.: | | |
| 3.500%, 10–2–18 . . . . . . | 3,980 | 4,078 |
| 5.000%, 4–1–35 . . . . . . . | 8,000 | 8,537 |
| | | 17,761 |
| **Automotive Retail – 0.6%** | | |
| AutoZone, Inc., | | |
| 1.300%, 1–13–17 . . . . . . | 7,500 | 7,514 |
| **Cable & Satellite – 2.1%** | | |
| Comcast Cable Communications, Inc., | | |
| 8.500%, 5–1–27 . . . . . . . | 5,250 | 7,619 |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.: | | |
| 5.000%, 3–1–21 . . . . . . . | 6,750 | 7,513 |
| 3.800%, 3–15–22 . . . . . . | 2,881 | 2,986 |
| 3.950%, 1–15–25 . . . . . . | 3,365 | 3,467 |
| Time Warner Cable, Inc., | | |
| 5.850%, 5–1–17 . . . . . . . | 5,035 | 5,475 |
| | | 27,060 |
| **Department Stores – 0.6%** | | |
| May Department Stores Co. (The), | | |
| 7.450%, 10–15–16 . . . . . | 6,600 | 7,202 |
| **Education Services – 0.3%** | | |
| Trustees of Princeton University (The), | | |
| 4.950%, 3–1–19 . . . . . . . | 3,000 | 3,360 |
| **General Merchandise Stores – 0.9%** | | |
| Dollar General Corp., | | |
| 3.250%, 4–15–23 . . . . . . | 12,000 | 11,661 |
| **Home Improvement Retail – 1.2%** | | |
| Home Depot, Inc. (The), | | |
| 4.400%, 4–1–21 . . . . . . . | 14,135 | 15,976 |
| **Homebuilding – 1.0%** | | |
| Toll Brothers Finance Corp., | | |
| 4.375%, 4–15–23 . . . . . . | 12,945 | 13,075 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Household Appliances – 0.2%** | | |
| Controladora Mabe S.A. de C.V., | | |
| 6.500%, 12–15–15 (A) . . . | $ 2,000 | $ 2,054 |
| **Internet Retail – 1.4%** | | |
| Amazon.com, Inc., | | |
| 4.800%, 12–5–34 . . . . . | 16,470 | 18,064 |
| **Restaurants – 0.6%** | | |
| McDonald's Corp., | | |
| 5.350%, 3–1–18 . . . . . . | 6,700 | 7,473 |
| **Total Consumer Discretionary – 12.2%** | | 155,519 |
| **Consumer Staples Brewers – 2.0%** | | |
| Anheuser–Busch InBev Worldwide, Inc., | | |
| 1.375%, 7–15–17 . . . . . | 8,046 | 8,094 |
| SABMiller plc, | | |
| 6.500%, 7–15–18 (A) . . | 15,000 | 17,171 |
| | | 25,265 |
| **Drug Retail – 0.3%** | | |
| Walgreen Co., | | |
| 1.800%, 9–15–17 . . . . . | 4,000 | 4,040 |
| **Food Retail – 0.1%** | | |
| Kroger Co. (The), | | |
| 6.400%, 8–15–17 . . . . . | 1,080 | 1,204 |
| **Household Products – 1.1%** | | |
| Procter & Gamble Co. (The), | | |
| 8.000%, 9–1–24 . . . . . . | 10,000 | 13,978 |
| **Packaged Foods & Meats – 1.4%** | | |
| General Mills, Inc., | | |
| 1.400%, 10–20–17 . . . . | 8,800 | 8,822 |
| Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), | | |
| 2.650%, 8–15–19 . . . . . | 9,765 | 9,999 |
| | | 18,821 |
| **Total Consumer Staples – 4.9%** | | 63,308 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.1%** | | |
| Peabody Energy Corp., | | |
| 6.500%, 9–15–20 . . . . . | 3,000 | 1,823 |
| **Oil & Gas Equipment & Services – 1.6%** | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), | | |
| 6.500%, 1–31–19 . . . . . | 5,000 | 5,779 |
| Halliburton Co.: | | |
| 6.150%, 9–15–19 . . . . . | 7,000 | 8,224 |
| 6.750%, 2–1–27 . . . . . . | 4,950 | 6,298 |
| | | 20,301 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production – 2.7%** | | |
| BP Capital Markets plc, | | |
| 1.674%, 2–13–18 . . . . . . | $10,500 | $10,548 |
| ConocoPhillips Co. (GTD by ConocoPhillips), | | |
| 4.150%, 11–15–34 . . . . . | 10,500 | 11,161 |
| EQT Corp.: | | |
| 8.125%, 6–1–19 . . . . . . | 8,081 | 9,654 |
| 4.875%, 11–15–21 . . . . . | 3,000 | 3,157 |
| | | 34,520 |
| **Oil & Gas Storage & Transportation – 2.0%** | | |
| Copano Energy LLC and Copano Energy Finance Corp., | | |
| 7.125%, 4–1–21 . . . . . . . | 1,789 | 1,931 |
| El Paso Corp., | | |
| 7.000%, 6–15–17 . . . . . . | 3,000 | 3,309 |
| Plains All American Pipeline L.P. and PAA Finance Corp., | | |
| 3.600%, 11–1–24 . . . . . . | 12,500 | 12,550 |
| Tennessee Gas Pipeline Co., | | |
| 7.000%, 3–15–27 . . . . . . | 6,000 | 7,293 |
| | | 25,083 |
| **Total Energy – 6.4%** | | 81,727 |
| **Financials** | | |
| **Asset Management & Custody Banks – 0.9%** | | |
| Ares Capital Corp., | | |
| 3.875%, 1–15–20 . . . . . . | 11,635 | 11,839 |
| **Consumer Finance – 3.0%** | | |
| Capital One N.A., | | |
| 2.400%, 9–5–19 . . . . . . . | 12,000 | 12,048 |
| Discover Financial Services, | | |
| 3.950%, 11–6–24 . . . . . . | 11,900 | 12,238 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), | | |
| 3.500%, 7–10–19 . . . . . . | 3,400 | 3,491 |
| Western Union Co. (The), | | |
| 3.650%, 8–22–18 . . . . . . | 10,000 | 10,500 |
| | | 38,277 |
| **Diversified Banks – 3.1%** | | |
| Bank of America Corp., | | |
| 5.650%, 5–1–18 . . . . . . | 8,000 | 8,873 |
| Bank of Nova Scotia (The), | | |
| 1.250%, 4–11–17 . . . . . . | 9,920 | 9,946 |
| U.S. Bank N.A., | | |
| 1.350%, 1–26–18 . . . . . . | 8,000 | 8,030 |
| Wachovia Corp., | | |
| 5.750%, 6–15–17 . . . . . . | 12,000 | 13,196 |
| | | 40,045 |
| **Investment Banking & Brokerage – 2.5%** | | |
| Goldman Sachs Group, Inc. (The), | | |
| 2.375%, 1–22–18 . . . . . . | 11,542 | 11,776 |
| Merrill Lynch & Co., Inc., | | |
| 6.400%, 8–28–17 . . . . . . | 5,969 | 6,615 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage** (Continued) | | |
| Morgan Stanley: | | |
| 5.950%, 12–28–17 . . . . | $ 8,000 | $ 8,868 |
| 3.700%, 10–23–24 . . . . | 4,000 | 4,170 |
| | | 31,429 |
| **Life & Health Insurance – 2.0%** | | |
| Aflac, Inc., | | |
| 3.625%, 11–15–24 . . . . | 9,250 | 9,694 |
| MetLife, Inc., | | |
| 6.817%, 8–15–18 . . . . . | 13,000 | 15,149 |
| | | 24,843 |
| **Other Diversified Financial Services – 3.7%** | | |
| Citigroup, Inc.: | | |
| 1.300%, 11–15–16 . . . . | 7,000 | 7,010 |
| 2.550%, 4–8–19 . . . . . . | 4,670 | 4,761 |
| Fidelity National Financial, Inc., | | |
| 6.600%, 5–15–17 . . . . . | 11,430 | 12,486 |
| JPMorgan Chase & Co., | | |
| 6.000%, 1–15–18 . . . . . | 12,000 | 13,421 |
| TIAA Asset Management Finance Co. LLC, | | |
| 4.125%, 11–1–24 (A) . . | 9,600 | 10,133 |
| | | 47,811 |
| **Regional Banks – 1.1%** | | |
| PNC Bank N.A.: | | |
| 1.500%, 2–23–18 . . . . . | 8,500 | 8,530 |
| 3.300%, 10–30–24 . . . . | 5,500 | 5,714 |
| | | 14,244 |
| **Specialized REITs – 0.9%** | | |
| Aircastle Ltd., | | |
| 5.500%, 2–15–22 . . . . . | 8,409 | 8,945 |
| Crown Castle International Corp., | | |
| 5.250%, 1–15–23 . . . . . | 2,844 | 2,986 |
| | | 11,931 |
| **Total Financials – 17.2%** | | **220,419** |
| **Health Care** | | |
| **Biotechnology – 0.9%** | | |
| Amgen, Inc.: | | |
| 1.250%, 5–22–17 . . . . . | 6,000 | 5,994 |
| 6.150%, 6–1–18 . . . . . . | 2,911 | 3,322 |
| 5.700%, 2–1–19 . . . . . . | 2,000 | 2,287 |
| | | 11,603 |
| **Health Care Equipment – 1.0%** | | |
| Medtronic, Inc., | | |
| 4.375%, 3–15–35 (A) . . | 12,060 | 13,169 |
| **Health Care Services – 0.8%** | | |
| Medco Health Solutions, Inc., | | |
| 7.125%, 3–15–18 . . . . . | 9,000 | 10,373 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Pharmaceuticals – 1.5%** | | |
| Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.), | | |
| 2.350%, 3–12–18 . . . . . . | $ 5,100 | $ 5,168 |
| Mylan, Inc., | | |
| 1.350%, 11–29–16 . . . . . | 13,194 | 13,175 |
| | | 18,343 |
| **Total Health Care – 4.2%** | | **53,488** |
| **Industrials** | | |
| **Aerospace & Defense – 1.7%** | | |
| BAE Systems Finance, Inc., | | |
| 7.500%, 7–1–27 (A) . . . . | 2,600 | 3,562 |
| BAE Systems Holdings, Inc., | | |
| 3.800%, 10–7–24 (A) . . . | 5,000 | 5,249 |
| BAE Systems plc, | | |
| 3.500%, 10–11–16 (A) . . | 6,809 | 7,035 |
| Honeywell International, Inc., | | |
| 5.000%, 2–15–19 . . . . . . | 5,000 | 5,631 |
| | | 21,477 |
| **Airlines – 0.4%** | | |
| Southwest Airlines Co., | | |
| 5.125%, 3–1–17 . . . . . . . | 4,720 | 5,046 |
| **Construction Machinery & Heavy Trucks – 1.2%** | | |
| Joy Global, Inc., | | |
| 6.000%, 11–15–16 . . . . . | 14,350 | 15,396 |
| **Electrical Components & Equipment – 0.8%** | | |
| WESCO Distribution, Inc., | | |
| 5.375%, 12–15–21 . . . . . | 10,352 | 10,533 |
| **Environmental & Facilities Services – 1.6%** | | |
| Waste Management, Inc.: | | |
| 6.100%, 3–15–18 . . . . . . | 8,000 | 9,033 |
| 7.100%, 8–1–26 . . . . . . . | 8,460 | 11,496 |
| | | 20,529 |
| **Industrial Conglomerates – 1.0%** | | |
| General Electric Capital Corp.: | | |
| 5.625%, 9–15–17 . . . . . . | 6,000 | 6,634 |
| 6.000%, 8–7–19 . . . . . . . | 5,000 | 5,841 |
| | | 12,475 |
| **Railroads – 0.2%** | | |
| Burlington Northern Santa Fe LLC, | | |
| 3.400%, 9–1–24 . . . . . . . | 2,275 | 2,374 |
| **Trading Companies & Distributors – 0.7%** | | |
| HD Supply, Inc., | | |
| 5.250%, 12–15–21 (A) . . | 8,247 | 8,495 |
| **Trucking – 0.2%** | | |
| Penske Truck Leasing Co. L.P., | | |
| 2.875%, 7–17–18 (A) . . . | 3,000 | 3,068 |
| **Total Industrials – 7.8%** | | **99,393** |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Information Technology** | | |
| **Data Processing & Outsourced Services – 1.6%** | | |
| Alliance Data Systems Corp.: | | |
| 5.250%, 12–1–17 (A) . . . | $ 8,428 | $ 8,723 |
| 6.375%, 4–1–20 (A) . . . . | 5,685 | 5,884 |
| 5.375%, 8–1–22 (A) . . . . | 5,191 | 5,178 |
| | | 19,785 |
| **Electronic Equipment & Instruments – 1.2%** | | |
| Xerox Corp., | | |
| 6.350%, 5–15–18 . . . . . . | 14,100 | 15,946 |
| **Electronic Manufacturing Services – 1.3%** | | |
| Jabil Circuit, Inc.: | | |
| 8.250%, 3–15–18 . . . . . . | 9,350 | 10,823 |
| 5.625%, 12–15–20 . . . . . | 5,480 | 5,987 |
| | | 16,810 |
| **Internet Software & Services – 0.7%** | | |
| Alibaba Group Holding Ltd., | | |
| 3.600%, 11–28–24 (A) . . | 8,380 | 8,407 |
| **Systems Software – 1.0%** | | |
| CA, Inc., | | |
| 5.375%, 12–1–19 . . . . . . | 11,160 | 12,480 |
| **Technology Hardware, Storage & Peripherals – 1.2%** | | |
| Apple, Inc., | | |
| 2.500%, 2–9–25 . . . . . . . | 16,000 | 15,672 |
| **Total Information Technology – 7.0%** | | **89,100** |
| **Materials** | | |
| **Diversified Chemicals – 1.1%** | | |
| Dow Chemical Co. (The), | | |
| 3.500%, 10–1–24 . . . . . . | 10,000 | 10,155 |
| E.I. du Pont de Nemours and Co., | | |
| 5.750%, 3–15–19 . . . . . . | 3,500 | 4,006 |
| | | 14,161 |
| **Diversified Metals & Mining – 1.7%** | | |
| Freeport–McMoRan Copper & Gold, Inc., | | |
| 3.100%, 3–15–20 . . . . . . | 5,000 | 4,872 |
| Glencore Funding LLC, | | |
| 3.125%, 4–29–19 (A) . . . | 10,500 | 10,738 |
| Rio Tinto Finance (USA) Ltd., | | |
| 3.750%, 9–20–21 . . . . . . | 5,866 | 6,187 |
| | | 21,797 |
| **Specialty Chemicals – 1.6%** | | |
| Lubrizol Corp. (The), | | |
| 8.875%, 2–1–19 . . . . . . . | 10,285 | 12,836 |
| Methanex Corp., | | |
| 5.250%, 3–1–22 . . . . . . . | 7,500 | 8,127 |
| | | 20,963 |
| **Total Materials – 4.4%** | | **56,921** |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 1.4%** | | |
| Verizon Communications, Inc., | | |
| 5.150%, 9–15–23 . . . . . | $16,000 | $ 18,344 |
| **Wireless Telecommunication Service – 1.3%** | | |
| American Tower Corp., | | |
| 5.900%, 11–1–21 . . . . . | 14,000 | 16,136 |
| **Total Telecommunication Services – 2.7%** | | 34,480 |
| **Utilities** | | |
| **Electric Utilities – 0.6%** | | |
| Kansas City Power & Light Co., | | |
| 6.375%, 3–1–18 . . . . . . | 6,500 | 7,384 |
| **Multi–Utilities – 3.0%** | | |
| Dominion Resources, Inc., Series F, | | |
| 5.250%, 8–1–33 . . . . . . | 7,500 | 8,648 |
| Duke Energy Carolinas LLC: | | |
| 4.300%, 6–15–20 . . . . . | 3,250 | 3,619 |
| 3.750%, 6–1–45 . . . . . . | 12,000 | 12,378 |
| Duke Energy Indiana, Inc., | | |
| 3.750%, 7–15–20 . . . . . | 7,000 | 7,632 |
| NorthWestern Corp., | | |
| 6.340%, 4–1–19 . . . . . . | 5,600 | 6,536 |
| | | 38,813 |
| **Water Utilities – 0.3%** | | |
| California Water Service Co., | | |
| 5.875%, 5–1–19 . . . . . . | 3,000 | 3,448 |
| **Total Utilities – 3.9%** | | 49,645 |
| **TOTAL CORPORATE DEBT SECURITIES – 70.7%** | | $904,000 |

(Cost: $865,583)

## MORTGAGE–BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Non-Agency REMIC/CMO – 0.1%** | | |
| MASTR Adjustable Rate Mortgage Trust 2005–1, | | |
| 2.575%, 3–25–35 (B) . . | 4,162 | 385 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass–Through Certificates, Series 2004–1, | | |
| 2.520%, 2–25–34 (B) . . | 1,685 | 139 |

## MORTGAGE–BACKED SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Non-Agency REMIC/CMO (Continued)** | | |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass–Through Certificates, Series 2004–3AC, | | |
| 2.397%, 3–25–34 (B) . . . | $ 1,974 | $ 117 |
| | | 641 |
| **TOTAL MORTGAGE–BACKED SECURITIES – 0.1%** | | $ 641 |

(Cost: $7,826)

## MUNICIPAL BONDS – TAXABLE

| | Principal | Value |
|---|---|---|
| **Massachusetts – 0.4%** | | |
| MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, | | |
| 5.260%, 10–1–18 . . . . . . | 3,985 | 4,518 |
| **New York – 0.4%** | | |
| NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, | | |
| 11.000%, 3–1–29 (A) . . . | 4,032 | 5,760 |
| **TOTAL MUNICIPAL BONDS – TAXABLE – 0.8%** | | $10,278 |

(Cost: $8,050)

## OTHER GOVERNMENT SECURITIES (C)

| | Principal | Value |
|---|---|---|
| **Canada – 1.0%** | | |
| Province de Quebec, | | |
| 7.140%, 2–27–26 . . . . . . | 9,365 | 13,019 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 1.0%** | | $13,019 |

(Cost: $9,595)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 0.7%** | | |
| Federal Farm Credit Bank, | | |
| 4.600%, 1–29–20 . . . . . . | 7,500 | 8,506 |
| **Mortgage-Backed Obligations – 10.8%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.000%, 5–15–23 . . . . . . | 1,737 | 1,889 |
| 4.500%, 5–15–32 . . . . . . | 1,595 | 1,628 |
| 4.000%, 10–15–35 . . . . . | 3,716 | 3,878 |
| 3.000%, 10–15–36 . . . . . | 13,681 | 14,141 |
| 4.000%, 11–15–36 . . . . . | 2,316 | 2,443 |
| 4.500%, 8–15–39 . . . . . . | 3,359 | 3,506 |
| 5.047%, 7–25–44 (A)(B) . . . . . . | 6,600 | 7,127 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations (Continued)** | | |
| 4.350%, 12–25–44 (A)(B) . . . . | $ 4,000 | $ 4,320 |
| 3.656%, 10–25–45 (A)(B) . . . . | 8,000 | 8,274 |
| 3.502%, 11–25–45 (A)(B) . . . . | 3,180 | 3,275 |
| 4.595%, 11–25–46 (A)(B) . . . . | 8,250 | 9,029 |
| 4.429%, 7–25–48 (A)(B) . . . . . | 8,650 | 9,144 |
| 4.420%, 12–25–48 (A)(B) . . . . | 4,000 | 4,345 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 3.500%, 8–25–33 . . . . . | 716 | 750 |
| 5.500%, 11–25–36 (D) . . . . . . | 3,819 | 681 |
| 2.000%, 4–25–39 . . . . | 12,480 | 12,371 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 3.850%, 3–1–18 . . . . . . | 4,805 | 5,143 |
| 4.950%, 4–1–19 . . . . . . | 1,868 | 2,086 |
| 5.500%, 10–1–21 . . . . . | 2,796 | 3,023 |
| 5.500%, 11–1–22 . . . . . | 1,011 | 1,091 |
| 3.000%, 9–1–28 . . . . . | 10,420 | 10,928 |
| 4.000%, 12–1–31 . . . . . | 8,417 | 9,087 |
| 5.500%, 2–1–35 . . . . . . | 1,965 | 2,251 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 2.500%, 7–20–40 . . . . . | 6,557 | 6,603 |
| 2.000%, 3–16–42 . . . . . | 10,991 | 10,862 |
| | | 137,875 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 11.5%** | | $146,381 |

(Cost: $146,777)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 10.5%** | | |
| U.S. Treasury Bonds, | | |
| 3.000%, 11–15–44 . . . . | 47,000 | 51,505 |
| U.S. Treasury Notes: | | |
| 3.125%, 1–31–17 . . . . . | 25,000 | 26,184 |
| 2.750%, 2–28–18 . . . . . | 25,000 | 26,348 |
| 1.750%, 5–15–22 . . . . . | 15,000 | 15,039 |
| 1.625%, 11–15–22 . . . . | 15,000 | 14,853 |
| | | 133,929 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.5%** | | $133,929 |

(Cost: $134,840)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (E) – 4.2%** | | |
| Becton Dickinson & Co., | | |
| 0.440%, 4–7–15 . . . | $ 3,606 | $ 3,605 |
| Campbell Soup Co., | | |
| 0.440%, 4–1–15 . . . | 10,000 | 10,000 |
| Kellogg Co., | | |
| 0.470%, 4–7–15 . . . | 3,095 | 3,095 |
| NBCUniversal Enterprise, Inc., | | |
| 0.420%, 4–1–15 . . . | 23,100 | 23,100 |
| Northern Illinois Gas Co., | | |
| 0.380%, 4–14–15 . . | 4,000 | 3,999 |
| PacifiCorp, | | |
| 0.550%, 4–2–15 . . . | 5,000 | 5,000 |
| Sherwin–Williams Co. (The), | | |
| 0.210%, 4–2–15 . . . | 5,000 | 5,000 |
| | | 53,799 |
| **Master Note – 0.3%** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (F) . . | 3,671 | 3,671 |
| **TOTAL SHORT-TERM SECURITIES – 4.5%** | | $ 57,470 |
| (Cost: $57,471) | | |
| **TOTAL INVESTMENT SECURITIES – 99.1%** | | $1,265,718 |
| (Cost: $1,230,142) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%** | | 12,053 |
| **NET ASSETS – 100.0%** | | $1,277,771 |

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $160,140 or 12.6% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(C) Other Government Securities include emerging markets sovereign, quasi–sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

# SCHEDULE OF INVESTMENTS
## Bond Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities | $ — | $ 904,000 | $ — |
| Mortgage-Backed Securities | — | 641 | — |
| Municipal Bonds | — | 10,278 | — |
| Other Government Securities | — | 13,019 | — |
| United States Government Agency Obligations | — | 146,381 | — |
| United States Government Obligations | — | 133,929 | — |
| Short-Term Securities | — | 57,470 | — |
| Total | $ — | $1,265,718 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

# Cash Management

## Asset Allocation

| | |
|---|---:|
| **Corporate Obligations** | **70.1%** |
| Notes | 30.4% |
| Commercial Paper | 28.7% |
| Certificate Of Deposit | 10.9% |
| Master Note | 0.1% |
| **Municipal Obligations** | **25.2%** |
| **United States Government and Government Agency Obligations** | **5.2%** |
| **Cash and Other Assets (Net of Liabilities)** | **-0.5%** |

## Lipper Rankings

| Category: Lipper Money Market Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 28/211 | 14 |
| 3 Year | 25/205 | 13 |
| 5 Year | 31/191 | 17 |
| 10 Year | 56/166 | 34 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

### CORPORATE OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Certificate Of Deposit** | | |
| Banco del Estado de Chile: | | |
| 0.350%, 4–6–15 (A) ... | $ 5,000 | $ 5,000 |
| 0.200%, 4–28–15 ..... | 1,000 | 1,000 |
| 0.210%, 6–22–15 ..... | 5,500 | 5,500 |
| 0.350%, 3–21–16 (A) .. | 18,800 | 18,800 |
| Bank of America N.A.: | | |
| 0.210%, 4–15–15 ..... | 31,000 | 31,000 |
| 0.210%, 5–8–15 ..... | 17,000 | 17,000 |
| 0.250%, 7–14–15 ..... | 15,000 | 15,000 |
| BMO Harris Bank N.A., | | |
| 0.300%, 4–5–15 (A) ... | 24,000 | 24,000 |
| Citibank N.A., | | |
| 0.180%, 6–15–15 ..... | 26,000 | 26,000 |
| **Total Certificate Of Deposit – 10.9%** | | **143,300** |
| **Commercial Paper (B)** | | |
| Bank of Montreal, | | |
| 0.180%, 5–13–15 ..... | 3,000 | 2,999 |
| Coca-Cola Co. (The), | | |
| 0.300%, 9–22–15 ..... | 8,000 | 7,988 |
| Danaher Corp., | | |
| 0.080%, 4–10–15 ..... | 6,422 | 6,422 |
| Ecolab, Inc., | | |
| 0.440%, 4–1–15 ...... | 5,900 | 5,900 |
| Essilor International S.A.: | | |
| 0.160%, 5–7–15 ..... | 5,000 | 4,999 |
| 0.160%, 5–12–15 ..... | 8,000 | 7,998 |
| Honeywell International, Inc., | | |
| 0.230%, 6–19–15 ..... | 5,000 | 4,997 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 ...... | 6,550 | 6,550 |
| Kroger Co. (The), | | |
| 0.280%, 4–1–15 ...... | 1,250 | 1,250 |
| Mondelez International, Inc., | | |
| 0.430%, 4–1–15 ...... | 6,550 | 6,550 |
| National Oilwell Varco, Inc.: | | |
| 0.150%, 4–8–15 ...... | 8,000 | 8,000 |
| 0.130%, 4–15–15 ..... | 25,000 | 24,999 |
| 0.170%, 5–6–15 ...... | 5,000 | 4,999 |
| 0.160%, 5–13–15 ..... | 8,000 | 7,998 |
| Northern Illinois Gas Co.: | | |
| 0.300%, 4–2–15 ...... | 41,000 | 41,000 |
| 0.370%, 4–6–15 ...... | 24,350 | 24,349 |
| PACCAR, Inc., | | |
| 0.120%, 4–9–15 ...... | 8,600 | 8,600 |
| River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), | | |
| 0.200%, 4–30–15 ..... | 19,951 | 19,948 |
| River Fuel Trust #1 (GTD by Bank of Nova Scotia), | | |
| 0.290%, 4–30–15 ..... | 13,200 | 13,197 |
| St. Jude Medical, Inc.: | | |
| 0.320%, 4–2–15 ...... | 32,000 | 32,000 |
| 0.230%, 4–16–15 ..... | 2,000 | 2,000 |
| 0.260%, 5–1–15 ...... | 1,500 | 1,500 |
| 0.250%, 5–19–15 ..... | 31,000 | 30,989 |

### CORPORATE OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Commercial Paper (B) (Continued)** | | |
| Toyota Motor Credit Corp., | | |
| 0.230%, 5–20–15 (A) .. | $37,000 | $ 37,000 |
| Wisconsin Electric Power Co.: | | |
| 0.320%, 4–6–15 ...... | 1,208 | 1,208 |
| 0.190%, 4–8–15 ...... | 36,000 | 35,999 |
| 0.370%, 4–9–15 ...... | 20,200 | 20,199 |
| 0.170%, 4–10–15 ..... | 6,000 | 6,000 |
| **Total Commercial Paper – 28.7%** | | **375,638** |
| **Master Note** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (A) ... | 1,291 | 1,291 |
| **Total Master Note – 0.1%** | | **1,291** |
| **Notes** | | |
| American Honda Finance Corp.: | | |
| 0.250%, 4–10–15 (A) .. | 26,000 | 26,000 |
| 0.270%, 4–15–15 (A) .. | 11,100 | 11,100 |
| 0.260%, 6–4–15 (A) ... | 1,700 | 1,700 |
| Anheuser–Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 0.800%, 7–15–15 ..... | 33,457 | 33,505 |
| Banco del Estado de Chile: | | |
| 0.270%, 4–1–15 (A) ... | 20,500 | 20,500 |
| 0.370%, 4–22–15 (A) .. | 13,400 | 13,400 |
| Bank of New York Mellon Corp. (The), | | |
| 2.950%, 6–18–15 ..... | 2,000 | 2,011 |
| Bank of Nova Scotia (The): | | |
| 0.360%, 4–1–15 (A) ... | 8,000 | 8,000 |
| 0.250%, 4–5–15 (A) ... | 20,000 | 20,000 |
| 0.240%, 4–23–15 (A) .. | 13,000 | 13,000 |
| 0.490%, 6–27–15 (A) .. | 7,100 | 7,111 |
| BMO Harris Bank N.A., | | |
| 0.280%, 4–10–15 (A) .. | 16,400 | 16,400 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), | | |
| 2.750%, 6–24–15 ..... | 4,900 | 4,928 |
| Caterpillar, Inc., | | |
| 0.950%, 6–26–15 ..... | 4,100 | 4,106 |
| General Electric Capital Corp.: | | |
| 0.450%, 4–6–15 (A) ... | 10,930 | 10,941 |
| 0.850%, 4–8–15 (A) ... | 2,400 | 2,410 |
| 0.450%, 4–9–15 (A) ... | 14,700 | 14,719 |
| 1.002%, 4–9–15 (A) ... | 2,800 | 2,805 |
| 1.056%, 5–8–15 (A) ... | 1,000 | 1,006 |
| 0.860%, 6–12–15 (A) .. | 11,254 | 11,297 |
| 1.000%, 6–23–15 (A) .. | 5,755 | 5,775 |
| 3.500%, 6–29–15 ..... | 2,600 | 2,621 |
| 1.625%, 7–2–15 ...... | 7,000 | 7,023 |
| JPMorgan Chase & Co.: | | |
| 0.380%, 4–22–15 (A) .. | 9,100 | 9,100 |
| 0.420%, 6–8–15 (A) ... | 21,700 | 21,700 |

### CORPORATE OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Notes (Continued)** | | |
| John Deere Capital Corp.: | | |
| 0.380%, 6–13–15 (A) .. | $ 6,600 | $ 6,606 |
| 0.950%, 6–29–15 ..... | 1,400 | 1,402 |
| JPMorgan Chase Bank N.A., | | |
| 0.310%, 4–23–15 (A) .. | 14,000 | 14,000 |
| McDonalds Corp., | | |
| 0.750%, 5–29–15 ..... | 1,700 | 1,701 |
| NIKE, Inc., | | |
| 5.150%, 10–15–15 .... | 1,320 | 1,354 |
| PACCAR Financial Corp., | | |
| 1.050%, 6–5–15 ...... | 825 | 826 |
| PepsiCo, Inc.: | | |
| 0.450%, 4–30–15 (A) .. | 5,350 | 5,353 |
| 0.470%, 5–28–15 (A) .. | 3,200 | 3,205 |
| Rabobank Nederland, | | |
| 0.310%, 5–12–15 (A) .. | 9,000 | 9,000 |
| Toyota Motor Credit Corp.: | | |
| 0.400%, 4–8–15 (A) ... | 4,500 | 4,500 |
| 0.420%, 6–20–15 (A) .. | 1,600 | 1,601 |
| U.S. Bank National Association, | | |
| 0.320%, 5–28–15 (A) .. | 15,300 | 15,304 |
| United Technologies Corp., | | |
| 0.760%, 6–1–15 (A) ... | 12,320 | 12,330 |
| Wells Fargo & Co., | | |
| 0.460%, 4–28–15 (A) .. | 3,750 | 3,752 |
| Wells Fargo Bank N.A.: | | |
| 0.310%, 4–20–15 (A) .. | 15,900 | 15,900 |
| 0.380%, 4–20–15 (A) .. | 10,000 | 10,000 |
| 0.350%, 6–10–15 (A) .. | 10,000 | 10,000 |
| 0.360%, 6–15–15 (A) .. | 10,200 | 10,200 |
| **Total Notes – 30.4%** | | **398,192** |
| **TOTAL CORPORATE OBLIGATIONS – 70.1%** | | **$918,421** |
| (Cost: $918,421) | | |

### MUNICIPAL OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **California – 3.0%** | | |
| CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), | | |
| 0.020%, 4–7–15 (A) ... | 8,430 | 8,430 |
| CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), | | |
| 0.020%, 4–1–15 (A) ... | 2,500 | 2,500 |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), | | |
| 0.030%, 4–7–15 (A) ... | 12,500 | 12,500 |

**Column 1**

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by U.S. Government), 0.030%, 4–7–15 (A) . . . . | $ 7,585 | $ 7,585 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.010%, 4–7–15 (A) . . . . | 6,800 | 6,800 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09–1, Adj Rate Spl Tax Bonds, Ser 2014C–C (GTD by U.S. Bank N.A.), 0.010%, 4–1–15 (A) . . . . | 2,000 | 2,000 |
| | | 39,815 |
| **Colorado – 1.7%** | | |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 4–7–15 (A) . . . . | 10,455 | 10,455 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.030%, 4–7–15 (A) . . . . | 7,150 | 7,150 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A–1 (GTD by JPMorgan Chase & Co.): | | |
| 0.050%, 4–7–15 (A) . . . . | 4,000 | 4,000 |
| 0.200%, 4–7–15 (A) . . . . | 800 | 800 |
| | | 22,405 |
| **Florida – 0.2%** | | |
| FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.050%, 4–1–15 (A) . . . . | 2,000 | 2,000 |
| **Georgia – 3.5%** | | |
| Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.030%, 4–1–15 (A) . . . . | 19,117 | 19,117 |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank N.A.), 0.130%, 4–20–15 . . . . . . | 9,000 | 9,000 |

**Column 2**

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Georgia** (Continued) | | |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.150%, 4–27–15 . . . . . . | $18,000 | $18,000 |
| | | 46,117 |
| **Illinois – 0.9%** | | |
| Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.020%, 4–7–15 (A) . . . . | 6,050 | 6,050 |
| IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.020%, 4–7–15 (A) . . . . | 5,245 | 5,245 |
| | | 11,295 |
| **Louisiana – 2.7%** | | |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.020%, 4–7–15 (A) . . . . | 16,150 | 16,150 |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) . . . . | 12,448 | 12,448 |
| LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B–1 (GTD by Bank of New York (The)), 0.010%, 4–7–15 (A) . . . . | 1,900 | 1,900 |
| Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.020%, 4–1–15 (A) . . . . | 4,900 | 4,900 |
| | | 35,398 |
| **Maryland – 0.7%** | | |
| MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 4–7–15 (A) . . . . | 9,715 | 9,715 |

**Column 3**

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Massachusetts – 0.3%** | | |
| MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L–1 (GTD by JPMorgan Chase Bank N.A.), 0.010%, 4–7–15 (A) . . . . | $ 4,500 | $ 4,500 |
| **Michigan – 0.2%** | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 4–1–15 (A) . . . . | 2,500 | 2,500 |
| **Mississippi – 3.8%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 4–1–15 (A) . . . . | 5,000 | 5,000 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 4–1–15 (A) . . . . | 22,080 | 22,080 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) . . . . | 11,830 | 11,830 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) . . . . | 7,400 | 7,400 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) . . . . | 4,000 | 4,000 |
| | | 50,310 |
| **Missouri – 0.4%** | | |
| Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.110%, 4–7–15 (A) . . . . | 5,610 | 5,610 |

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **New Jersey – 0.7%** | | |
| Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.170%, 4–7–15 (A) . . . | $ 9,088 | $ 9,088 |
| **New York – 2.1%** | | |
| NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.030%, 4–7–15 (A) . . . | 14,000 | 14,000 |
| NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.020%, 4–7–15 (A) . . . | 3,000 | 3,000 |
| NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.020%, 4–7–15 (A) . . . | 7,391 | 7,391 |
| NYC Hsng Dev Corp., Multi–Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.030%, 4–7–15 (A) . . . | 2,900 | 2,900 |
| | | 27,291 |
| **Ohio – 0.1%** | | |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.030%, 4–7–15 (A) . . . | 700 | 700 |
| **Oregon – 0.3%** | | |
| Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (A) . . . | 3,595 | 3,595 |
| **Pennsylvania – 0.6%** | | |
| EPC-Allentown, LLC, Incr Var Rate Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.170%, 4–7–15 (A) . . . | 7,445 | 7,445 |

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Tennessee – 0.1%** | | |
| Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (A) . . | $ 1,900 | $ 1,900 |
| **Texas – 3.7%** | | |
| Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (A) . . | 14,485 | 14,485 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) . . | 21,800 | 21,800 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) . . | 11,525 | 11,525 |
| | | 47,810 |
| **Wyoming – 0.2%** | | |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) . . | 2,369 | 2,369 |
| **TOTAL MUNICIPAL OBLIGATIONS – 25.2%** | | $329,863 |
| (Cost: $329,863) | | |

## UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **United States Government Agency Obligations – 5.2%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (A) . . | $11,694 | $ 11,694 |
| 0.110%, 4–3–15 (A) . . | 16,704 | 16,704 |
| 0.110%, 4–7–15 (A) . . | 31,068 | 31,068 |
| 0.110%, 4–29–15 (A) . | 7,100 | 7,100 |
| Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.520%, 4–15–15 (A) . . | 2,578 | 2,578 |
| | | 69,144 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 5.2%** | | $ 69,144 |
| (Cost: $69,144) | | |
| **TOTAL INVESTMENT SECURITIES – 100.5%** | | $1,317,428 |
| (Cost: $1,317,428) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%** | | (7,163) |
| **NET ASSETS – 100.0%** | | $1,310,265 |

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

(B)Rate shown is the yield to maturity at March 31, 2015.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Obligations | $ — | $ 918,421 | $ — |
| Municipal Obligations | — | 329,863 | — |
| United States Government and Government Agency Obligations | — | 69,144 | — |
| Total | $ — | $1,317,428 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

# Global Bond Fund

## Asset Allocation

| | |
|---|---:|
| **Stocks** | **6.7%** |
| Utilities | 1.9% |
| Health Care | 1.4% |
| Financials | 1.4% |
| Energy | 1.3% |
| Information Technology | 0.7% |
| **Bonds** | **85.5%** |
| Corporate Debt Securities | 60.0% |
| United States Government and Government Agency Obligations | 18.6% |
| Other Government Securities | 5.2% |
| Loans | 1.7% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **7.8%** |

## Quality Weightings

| | |
|---|---:|
| **Investment Grade** | **42.3%** |
| AA | 20.8% |
| A | 1.5% |
| BBB | 20.0% |
| **Non-Investment Grade** | **43.2%** |
| BB | 26.8% |
| B | 9.5% |
| CCC | 4.2% |
| Non-rated | 2.7% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **14.5%** |

## Country Weightings

| | |
|---|---:|
| **North America** | **37.3%** |
| United States | 30.3% |
| Mexico | 3.7% |
| Other North America | 3.3% |
| **Europe** | **23.2%** |
| United Kingdom | 5.7% |
| Luxembourg | 4.3% |
| Russia | 4.0% |
| Other Europe | 9.2% |
| **South America** | **21.5%** |
| Brazil | 9.7% |
| Argentina | 3.8% |
| Other South America | 8.0% |
| **Pacific Basin** | **7.0%** |
| Singapore | 3.5% |
| Other Pacific Basin | 3.5% |
| **Bahamas/Caribbean** | **1.9%** |
| **Other** | **1.3%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **7.8%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## Lipper Rankings

| Category: Lipper Global Income Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 141/213 | 66 |
| 3 Year | 87/160 | 55 |
| 5 Year | 74/120 | 62 |
| 10 Year | 31/73 | 42 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Brazil** | | |
| **Utilities – 0.9%** | | |
| Alupar Investimento S.A. . . . . . . . . . . . . . . | 608 | $ 3,612 |
| Transmissora Alianca de Energia Eletrica S.A. . . | 541 | 3,590 |
| | | 7,202 |
| **Total Brazil – 0.9%** | | **$ 7,202** |
| **Chile** | | |
| **Utilities – 0.3%** | | |
| Aguas Andinas S.A. . . . . | 3,909 | 2,287 |
| **Total Chile – 0.3%** | | **$ 2,287** |
| **Panama** | | |
| **Financials – 1.4%** | | |
| Banco Latinoamericano de Comercio Exterior S.A. . . . . . . . . . . . . . . | 335 | 10,993 |
| **Total Panama – 1.4%** | | **$10,993** |
| **United Kingdom** | | |
| **Energy – 1.3%** | | |
| Royal Dutch Shell plc, Class A . . . . . . . . . . . . | 265 | 7,908 |
| Seadrill Partners LLC . . . . | 209 | 2,460 |
| | | 10,368 |
| **Health Care – 0.6%** | | |
| GlaxoSmithKline plc . . . . | 194 | 4,449 |
| **Total United Kingdom – 1.9%** | | **$14,817** |
| **United States** | | |
| **Health Care – 0.8%** | | |
| Bristol–Myers Squibb Co. . . . . . . . . . . . . . . | 100 | 6,433 |
| **Information Technology – 0.7%** | | |
| Intel Corp. . . . . . . . . . . . . | 171 | 5,345 |
| **Utilities – 0.7%** | | |
| PPL Corp. . . . . . . . . . . . . | 155 | 5,222 |
| **Total United States – 2.2%** | | **$17,000** |
| **TOTAL COMMON STOCKS – 6.7%** | | **$52,299** |

(Cost: $49,978)

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Argentina** | | |
| **Consumer Discretionary – 0.5%** | | |
| Arcos Dorados Holdings, Inc. 10.250%, 7–13–16 (A) . . . . . . | BRL14,475 | 4,082 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Energy – 1.3%** | | |
| Pan American Energy LLC: | | |
| 7.875%, 5–7–21 . . . . . . . | $1,650 | $ 1,712 |
| 7.875%, 5–7–21 (B) . . . . | 4,000 | 4,150 |
| YPF Sociedad Anonima 8.875%, 12–19–18 (B) . . | 3,900 | 4,062 |
| | | 9,924 |
| **Industrials – 0.6%** | | |
| Aeropuertos Argentina 2000 S.A.: | | |
| 10.750%, 12–1–20 (B) . . | 4,025 | 4,222 |
| 10.750%, 12–1–20 . . . . . | 266 | 279 |
| | | 4,501 |
| **Materials – 0.2%** | | |
| IRSA Inversiones y Representaciones S.A. 8.500%, 2–2–17 . . . . . . . | 2,000 | 1,995 |
| **Utilities – 0.3%** | | |
| Transportadora de Gas del Sur S.A.: | | |
| 7.875%, 5–14–17 (B) . . . | 1,500 | 1,452 |
| 7.875%, 5–14–17 . . . . . . | 761 | 737 |
| | | 2,189 |
| **Total Argentina – 2.9%** | | **$22,691** |
| **Austria** | | |
| **Consumer Staples – 0.6%** | | |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (B) . . | 4,600 | 4,864 |
| **Total Austria – 0.6%** | | **$ 4,864** |
| **Brazil** | | |
| **Consumer Discretionary – 1.7%** | | |
| Globo Comunicacoe e Participacoes S.A.: | | |
| 6.250%, 7–29–49 (B)(C) . . . . . . | 4,000 | 4,020 |
| 6.250%, 12–20–49 (C) . . . . . . . | 9,111 | 9,157 |
| | | 13,177 |
| **Consumer Staples – 2.2%** | | |
| BFF International Ltd. 7.250%, 1–28–20 (B) . . . | 7,900 | 8,895 |
| JBS Finance II Ltd. 8.250%, 1–29–18 (B) . . . | 7,900 | 8,163 |
| | | 17,058 |
| **Energy – 0.6%** | | |
| Lancer Finance Co. (SPV) Ltd. 5.850%, 12–12–16 (B) . . | 1,186 | 1,192 |
| QGOG Constellation S.A. 6.250%, 11–9–19 (B) . . . | 5,750 | 3,277 |
| | | 4,469 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Financials – 1.4%** | | |
| Banco BMG S.A.: | | |
| 9.150%, 1–15–16 (B) . . . | $ 100 | $ 103 |
| 9.150%, 1–15–16 . . . . . . | 400 | 412 |
| Banco Bradesco S.A. 4.125%, 5–16–16 (B) . . . | 6,800 | 6,961 |
| Banco Cruzeiro do Sul S.A. 8.500%, 2–20–15 (B)(D) . . | 7,500 | 1,275 |
| Banco Santander Brasil S.A. 4.500%, 4–6–15 (B) . . . . | 2,250 | 2,251 |
| | | 11,002 |
| **Industrials – 1.4%** | | |
| Embraer Overseas Ltd. 6.375%, 1–24–17 . . . . . . | 7,000 | 7,357 |
| Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6–30–21 (B) . . . | 1,870 | 1,613 |
| TAM Capital 2, Inc.: | | |
| 9.500%, 1–29–20 (B) . . . | 1,800 | 1,876 |
| 9.500%, 1–29–20 . . . . . . | 300 | 313 |
| | | 11,159 |
| **Materials – 0.9%** | | |
| Suzano Trading Ltd. 5.875%, 1–23–21 (B) . . . | 6,750 | 6,818 |
| **Total Brazil – 8.2%** | | **$63,683** |
| **British Virgin Islands** | | |
| **Energy – 0.6%** | | |
| QGOG Atlantic/Alaskan Rigs Ltd.: | | |
| 5.250%, 7–30–18 (B) . . . | 5,097 | 4,414 |
| 5.250%, 7–30–18 . . . . . . | 717 | 620 |
| | | 5,034 |
| **Total British Virgin Islands – 0.6%** | | **$ 5,034** |
| **Cayman Islands** | | |
| **Consumer Staples – 0.4%** | | |
| Marfrig Overseas Ltd. 9.500%, 5–4–20 (B) . . . . | 3,000 | 2,835 |
| **Industrials – 0.7%** | | |
| Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (B) . . . | 6,720 | 5,223 |
| **Telecommunication Services – 0.2%** | | |
| Hutchison Whampoa Ltd. 1.625%, 10–31–17 (B) . . | 2,000 | 1,991 |
| **Total Cayman Islands – 1.3%** | | **$10,049** |
| **Chile** | | |
| **Industrials – 0.6%** | | |
| Guanay Finance Ltd. 6.000%, 12–15–20 (B) . . | 4,500 | 4,714 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 1.1%** | | |
| Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.): | | |
| 4.750%, | | |
| 1–19–18 (B) . . $ | 6,600 | $ 6,927 |
| 4.375%, | | |
| 5–15–23 (B) . . | 1,600 | 1,630 |
| | | 8,557 |
| **Total Chile – 1.7%** | | $13,271 |
| **China** | | |
| **Utilities – 1.1%** | | |
| China Resources Power Holdings Co. Ltd. | | |
| 3.750%, 8–3–15 . . | 8,650 | 8,708 |
| **Total China – 1.1%** | | $ 8,708 |
| **Columbia** | | |
| **Energy – 1.7%** | | |
| Empresas Publicas de Medellin E.S.P. | | |
| 8.375%, | | |
| 2–1–21 (A) . . . COP18,938,000 | | 7,708 |
| Pacific Rubiales Energy Corp.: | | |
| 5.375%, | | |
| 1–26–19(B) . . . $ | 5,900 | 3,894 |
| 7.250%, | | |
| 12–12–21 (B) . | 2,250 | 1,496 |
| | | 13,098 |
| **Financials – 0.5%** | | |
| Banco de Bogota S.A. | | |
| 5.000%, | | |
| 1–15–17 (B) . . | 3,680 | 3,818 |
| **Utilities – 1.1%** | | |
| Emgesa S.A. E.S.P. | | |
| 8.750%, | | |
| 1–25–21 (A) . . COP20,786,000 | | 8,644 |
| **Total Columbia – 3.3%** | | $25,560 |
| **France** | | |
| **Financials – 1.0%** | | |
| BNP Paribas S.A. | | |
| 5.186%, | | |
| 6–29–49 (B) . . $ | 3,600 | 3,619 |
| Societe Generale S.A. | | |
| 5.922%, | | |
| 4–29–49 (B) . . | 4,000 | 4,175 |
| | | 7,794 |
| **Total France – 1.0%** | | $ 7,794 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Germany** | | |
| **Consumer Discretionary – 0.3%** | | |
| Schaeffler Finance B.V. | | |
| 7.750%, | | |
| 2–15–17 (B) . . . . . . $ | 2,500 | $2,800 |
| **Industrials – 0.6%** | | |
| Rearden G Holdings EINS GmbH | | |
| 7.875%, | | |
| 3–30–20 (B) . . . . . . | 5,150 | 4,532 |
| **Total Germany – 0.9%** | | $7,332 |
| **Hong Kong** | | |
| **Financials – 0.3%** | | |
| Hongkong and Shanghai Banking Corp. (The) | | |
| 5.000%, | | |
| 8–29–49 (C) . . . . . . | 2,500 | 2,567 |
| **Total Hong Kong – 0.3%** | | $2,567 |
| **India** | | |
| **Financials – 0.3%** | | |
| ICICI Bank Ltd. | | |
| 4.750%, | | |
| 11–25–16 (B) . . . . . | 2,500 | 2,612 |
| **Utilities – 0.6%** | | |
| Rural Electrification Corp. Ltd. | | |
| 4.250%, 1–25–16 . . . . | 4,300 | 4,377 |
| Tata Electric Co. | | |
| 8.500%, 8–19–17 . . . . | 200 | 218 |
| | | 4,595 |
| **Total India – 0.9%** | | $7,207 |
| **Indonesia** | | |
| **Telecommunication Services – 0.6%** | | |
| Indosat Palapa Co. B.V. | | |
| 7.375%, | | |
| 7–29–20 (B) . . . . . . | 4,750 | 4,963 |
| **Utilities – 0.6%** | | |
| Majapahit Holding B.V. | | |
| 7.750%, 10–17–16 . . . | 3,900 | 4,222 |
| **Total Indonesia – 1.2%** | | $9,185 |
| **Ireland** | | |
| **Energy – 0.3%** | | |
| Novatek Finance Ltd. | | |
| 7.750%, | | |
| 2–21–17 (A)(B) . . . . RUB146,000 | | 2,244 |
| **Financials – 0.5%** | | |
| MTS International Funding Ltd. | | |
| 5.000%, | | |
| 5–30–23 (B) . . . . . . $ | 2,400 | 2,023 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| VEB Finance Ltd. | | |
| 5.375%, | | |
| 2–13–17 (B) . . . . . $ | 2,125 | $ 2,056 |
| | | 4,079 |
| **Telecommunication Services – 0.2%** | | |
| Mobile TeleSystems OJSC | | |
| 5.000%, 5–30–23 . . . | 2,300 | 1,939 |
| **Utilities – 0.5%** | | |
| RusHydro Finance Ltd. | | |
| 7.875%, | | |
| 10–28–15 (A) . . . . RUB212,800 | | 3,524 |
| **Total Ireland – 1.5%** | | $11,786 |
| **Luxembourg** | | |
| **Energy – 0.4%** | | |
| Offshore Drilling Holding S.A. | | |
| 8.375%, | | |
| 9–20–20 (B)(C) . . . $ | 3,700 | 2,964 |
| **Financials – 2.1%** | | |
| OJSC Russian Agricultural Bank | | |
| 5.100%, | | |
| 7–25–18 (B) . . . . . | 6,200 | 5,693 |
| SB Capital S.A. | | |
| 5.499%, 7–7–15 . . . . | 2,000 | 2,003 |
| VTB Capital S.A. | | |
| 6.000%, | | |
| 4–12–17 (B) . . . . . | 8,770 | 8,511 |
| | | 16,207 |
| **Industrials – 0.1%** | | |
| Silver II Borrower SCA and Silver II U.S. Holdings | | |
| 7.750%, | | |
| 12–15–20 (B) . . . . | 750 | 669 |
| **Information Technology – 1.2%** | | |
| BC Luxco 1 S.A. | | |
| 7.375%, | | |
| 1–29–20 (B) . . . . . | 9,600 | 9,480 |
| **Materials – 0.3%** | | |
| Evraz Group S.A. | | |
| 7.400%, 4–24–17 . . . | 2,600 | 2,568 |
| **Total Luxembourg – 4.1%** | | $31,888 |
| **Mexico** | | |
| **Consumer Discretionary – 1.8%** | | |
| Controladora Mabe S.A. de C.V.: | | |
| 6.500%, | | |
| 12–15–15 (B) . . . . | 4,100 | 4,211 |
| 6.500%, | | |
| 12–15–15 . . . . . . . | 4,400 | 4,519 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Tenedora Nemak S.A. de C.V. | | |
| 5.500%, 2–28–23 (B) . . . . . $ | 4,700 | $ 4,841 |
| | | 13,571 |
| **Materials – 1.9%** | | |
| C5 Capital (SPV) Ltd. | | |
| 4.552%, 12–29–49 (B)(C) . | 5,000 | 4,300 |
| CEMEX S.A.B. de C.V.: | | |
| 6.500%, 12–10–19 (B) . . . . | 6,400 | 6,800 |
| 7.250%, 1–15–21 (B) . . . . . | 3,750 | 4,003 |
| | | 15,103 |
| **Total Mexico – 3.7%** | | **$28,674** |
| **Netherlands** | | |
| **Consumer Discretionary – 0.5%** | | |
| VTR Finance B.V. | | |
| 6.875%, 1–15–24 (B) . . . . . | 3,802 | 3,945 |
| **Consumer Staples – 0.2%** | | |
| Marfrig Holdings (Europe) B.V.: | | |
| 8.375%, 5–9–18 (B) . . . . . . | 1,000 | 945 |
| 6.875%, 6–24–19 (B) . . . . . | 1,000 | 850 |
| | | 1,795 |
| **Energy – 0.4%** | | |
| Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) | | |
| 4.875%, 3–17–20 . . | 3,500 | 3,143 |
| **Materials – 0.4%** | | |
| Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) | | |
| 5.750%, 7–17–24 (B) . . . . . | 4,050 | 3,351 |
| **Telecommunication Services – 0.2%** | | |
| VimpleCom Holdings B.V. | | |
| 9.000%, 2–13–18 (A)(B) . . RUB120,000 | | 1,823 |
| **Utilities – 1.3%** | | |
| Listrindo Capital B.V. | | |
| 6.950%, 2–21–19 (B) . . . . . $ | 9,200 | 9,706 |
| **Total Netherlands – 3.0%** | | **$23,763** |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Norway** | | |
| **Consumer Discretionary – 0.5%** | | |
| World Wide Supply A.S. | | |
| 7.750%, 5–26–17 (B) . . . $ | 4,300 | $ 3,569 |
| **Consumer Staples – 1.5%** | | |
| Corporacion Pesquera Inca S.A.C.: | | |
| 9.000%, 2–10–17 (B) . . . | 5,000 | 4,962 |
| 9.000%, 2–10–17 . . . . . . | 6,835 | 6,784 |
| | | 11,746 |
| **Total Norway – 2.0%** | | **$15,315** |
| **Panama** | | |
| **Financials – 1.9%** | | |
| Banco Latinoamericano de Comercio Exterior S.A. | | |
| 3.750%, 4–4–17 (B) . . . . | 14,800 | 15,207 |
| **Total Panama – 1.9%** | | **$15,207** |
| **Peru** | | |
| **Financials – 0.5%** | | |
| InRetail Shopping Malls | | |
| 5.250%, 10–10–21 (B) . . | 3,600 | 3,672 |
| **Total Peru – 0.5%** | | **$ 3,672** |
| **Russia** | | |
| **Energy – 1.1%** | | |
| Novatek Finance Ltd. | | |
| 5.326%, 2–3–16 (B) . . . . | 8,200 | 8,238 |
| **Industrials – 0.9%** | | |
| SCF Capital Ltd.: | | |
| 5.375%, 10–27–17 (B) . . . . . . . | 4,000 | 3,576 |
| 5.375%, 10–27–17 . . . . . . . . . . | 3,925 | 3,509 |
| | | 7,085 |
| **Materials – 1.0%** | | |
| Steel Capital S.A. | | |
| 6.250%, 7–26–16 (B) . . . | 5,400 | 5,515 |
| Uralkali Finance Ltd. | | |
| 3.723%, 4–30–18 (B) . . . | 3,000 | 2,701 |
| | | 8,216 |
| **Telecommunication Services – 0.6%** | | |
| Vimpel–Communications | | |
| 6.493%, 2–2–16 (B) . . . . | 4,550 | 4,641 |
| **Total Russia – 3.6%** | | **$28,180** |
| **Singapore** | | |
| **Consumer Staples – 1.9%** | | |
| Olam International Ltd.: | | |
| 5.750%, 9–20–17 . . . . . . | 3,300 | 3,498 |
| 7.500%, 8–12–20 . . . . . . | 9,150 | 10,271 |
| Olam International Ltd., Convertible | | |
| 6.000%, 10–15–16 . . . . . | 1,200 | 1,251 |
| | | 15,020 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Energy – 1.0%** | | |
| Noble Group Ltd. | | |
| 4.875%, 8–5–15 . . . . . . . $ | 700 | $ 698 |
| Oro Negro Drilling Pte. Ltd. | | |
| 7.500%, 1–24–19 (B) . . . | 9,345 | 6,729 |
| | | 7,427 |
| **Telecommunication Services – 0.6%** | | |
| TBG Global Pte. Ltd. | | |
| 4.625%, 4–3–18 (B) . . . . | 4,400 | 4,532 |
| **Total Singapore – 3.5%** | | **$26,979** |
| **United Arab Emirates** | | |
| **Financials – 0.6%** | | |
| ICICI Bank Ltd.: | | |
| 4.800%, 5–22–19 (B) . . . | 1,500 | 1,608 |
| 3.500%, 3–18–20 (B) . . . | 2,875 | 2,957 |
| | | 4,565 |
| **Total United Arab Emirates – 0.6%** | | **$ 4,565** |
| **United Kingdom** | | |
| **Financials – 3.3%** | | |
| Barclays plc | | |
| 8.250%, 12–29–49 . . . . . | 4,100 | 4,393 |
| HSBC Holdings plc | | |
| 5.625%, 12–29–49 . . . . . | 3,100 | 3,148 |
| State Bank of India: | | |
| 4.125%, 8–1–17 (B) . . . . | 2,400 | 2,513 |
| 3.250%, 4–18–18 (B) . . . | 11,825 | 12,099 |
| 3.622%, 4–17–19 (B) . . . | 3,600 | 3,737 |
| | | 25,890 |
| **Materials – 0.5%** | | |
| Vedanta Resources plc | | |
| 6.000%, 1–31–19 (B) . . . | 4,300 | 3,831 |
| **Total United Kingdom – 3.8%** | | **$29,721** |
| **United States** | | |
| **Consumer Discretionary – 0.7%** | | |
| B–Corp Merger Sub, Inc. | | |
| 8.250%, 6–1–19 . . . . . . . | 2,100 | 1,822 |
| Globo Comunicacoe e Participacoes S.A. | | |
| 5.307%, 5–11–22 (B)(C) . . . . . . | 3,250 | 3,368 |
| | | 5,190 |
| **Energy – 0.8%** | | |
| Brand Energy & Infrastructure Services | | |
| 8.500%, 12–1–21 (B) . . . | 3,620 | 3,394 |
| Schahin II Finance Co. (SPV) Ltd. | | |
| 5.875%, 9–25–22 (B) . . . | 4,778 | 2,888 |
| | | 6,282 |
| **Financials – 1.9%** | | |
| Aircastle Ltd. | | |
| 4.625%, 12–15–18 . . . . . | 3,565 | 3,708 |
| Citigroup, Inc. | | |
| 8.400%, 4–29–49 . . . . . . | 3,675 | 4,188 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| General Motors Financial Co., Inc. | | |
| 3.000%, 9–25–17 . . . . . | $ 3,600 | $ 3,666 |
| UBS Preferred Funding Trust V | | |
| 6.243%, 5–29–49 . . . . . | 2,800 | 2,915 |
| | | 14,477 |
| **Industrials – 0.8%** | | |
| Roofing Supply Group LLC and Roofing Supply Finance, Inc. | | |
| 10.000%, 6–1–20 (B) . . . | 1,500 | 1,466 |
| TransDigm, Inc. | | |
| 6.000%, 7–15–22 . . . . . | 4,606 | 4,600 |
| | | 6,066 |
| **Information Technology – 1.4%** | | |
| Alliance Data Systems Corp. | | |
| 5.250%, 12–1–17 (B) . . | 700 | 725 |
| iGATE Corp. | | |
| 4.750%, 4–15–19 . . . . . | 10,260 | 10,324 |
| | | 11,049 |
| **Materials – 0.3%** | | |
| Hillman Group, Inc. (The) | | |
| 6.375%, 7–15–22 (B) . . | 1,162 | 1,162 |
| Southern Copper Corp. | | |
| 6.375%, 7–27–15 . . . . . | 1,375 | 1,395 |
| | | 2,557 |
| **Telecommunication Services – 1.9%** | | |
| American Tower Corp. | | |
| 3.400%, 2–15–19 . . . . . | 4,100 | 4,234 |
| T-Mobile USA, Inc. | | |
| 6.000%, 3–1–23 . . . . . . | 8,120 | 8,320 |
| Verizon Communications, Inc. | | |
| 2.625%, 2–21–20 . . . . . | 2,307 | 2,349 |
| | | 14,903 |
| **Total United States – 7.8%** | | $ 60,524 |
| **TOTAL CORPORATE DEBT SECURITIES – 60.0%** | | $468,219 |

(Cost: $505,083)

### OTHER GOVERNMENT SECURITIES (E)

| | Principal | Value |
|---|---|---|
| **Argentina – 0.9%** | | |
| City of Buenos Aires | | |
| 12.500%, 4–6–15 . . . . . | 1,850 | 1,851 |
| Province of Buenos Aires (The) | | |
| 11.750%, 10–5–15 . . . . | 5,125 | 5,048 |
| | | 6,899 |

### OTHER GOVERNMENT SECURITIES (E) (Continued)

| | Principal | Value |
|---|---|---|
| **Brazil – 0.6%** | | |
| OI S.A. | | |
| 9.750%, 9–15–16 (A) . . | BRL 16,500 | $ 4,627 |
| **Ireland – 0.1%** | | |
| Russian Railways via RZD Capital Ltd. | | |
| 8.300%, 4–2–19 (A) . . | RUB68,000 | 964 |
| **Luxembourg – 0.2%** | | |
| BC Luxco 1 S.A. | | |
| 7.375%, 1–29–20 . . . $ | 2,000 | 1,975 |
| **Netherlands – 0.1%** | | |
| Indosat Palapa Co. B.V. | | |
| 7.375%, 7–29–20 . . . | 750 | 784 |
| **Russia – 0.4%** | | |
| Russian Federation | | |
| 3.500%, 1–16–19 (B) . . | 3,000 | 2,880 |
| **Supranational – 0.7%** | | |
| Central American Bank for Economic Integration | | |
| 3.875%, 2–9–17 (B) . . . | 5,300 | 5,445 |
| **Venezuela – 2.2%** | | |
| Corporacion Andina de Fomento | | |
| 3.750%, 1–15–16 . . . | 16,810 | 17,227 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 5.2%** | | $40,801 |

(Cost: $45,332)

### LOANS (C)

| | Principal | Value |
|---|---|---|
| **United States** | | |
| **Energy – 0.3%** | | |
| Empresas ICA S.A. | | |
| 7.144%, 7–1–17 . . . . | 2,000 | 1,900 |
| **Industrials – 1.0%** | | |
| TransDigm, Inc. | | |
| 3.750%, 2–28–20 . . . | 8,162 | 8,143 |
| **Materials – 0.4%** | | |
| BakerCorp International | | |
| 4.250%, 2–7–20 . . . . | 2,015 | 1,909 |
| EP Minerals LLC | | |
| 5.500%, 8–20–20 . . . | 1,028 | 1,028 |
| | | 2,937 |
| **Total United States – 1.7%** | | $12,980 |
| **TOTAL LOANS – 1.7%** | | $12,980 |

(Cost: $13,105)

### UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **United States – 0.2%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.000%, 5–15–18 (F) . . . $ | 118 | $ 6 |
| 5.500%, 3–15–23 (F) . . . | 13 | 1 |
| 4.000%, 7–15–23 (F) . . . | 1,701 | 36 |
| 4.000%, 2–15–24 (F) . . . | 167 | 6 |
| 4.000%, 4–15–24 (F) . . . | 764 | 67 |
| 5.500%, 10–15–25 (F) . . | 265 | 37 |
| 5.500%, 1–15–33 (F) . . . | 97 | 18 |
| 5.500%, 5–15–33 (F) . . . | 436 | 82 |
| 6.500%, 7–15–37 (F) . . . | 442 | 89 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates | | |
| 4.500%, 10–1–35 . . . . | 918 | 1,004 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 6–25–23 (F) . . . | 23 | 3 |
| 5.500%, 12–25–33 (F) . . . . . . . | 360 | 15 |
| 5.500%, 8–25–35 (F) . . . | 373 | 70 |
| 5.500%, 11–25–36 (F) . . . . . . . | 516 | 92 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 7.000%, 5–20–33 (F) . . . | 703 | 196 |
| 5.000%, 7–20–33 (F) . . . | 52 | – * |
| 5.500%, 11–20–33 (F) . . | 18 | – * |
| | | 1,722 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%** | | $ 1,722 |

(Cost: $5,937)

### UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **United States – 18.4%** | | |
| U.S. Treasury Notes: | | |
| 1.750%, 7–31–15 . . . . | 35,810 | 36,006 |
| 0.375%, 5–31–16 . . . . | 25,000 | 25,006 |
| 3.000%, 9–30–16 . . . . | 16,000 | 16,614 |
| 2.375%, 7–31–17 . . . . | 7,100 | 7,379 |
| 3.500%, 5–15–20 (G) . . . | 7,810 | 8,616 |
| 2.625%, 11–15–20 . . . | 17,000 | 18,013 |
| 2.125%, 8–15–21 . . . . | 12,700 | 13,071 |
| 1.750%, 5–15–22 . . . . | 19,250 | 19,300 |
| | | 144,005 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS –18.4%** | | $144,005 |

(Cost: $141,171)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (H) – 6.0%** | | |
| Baxter International, Inc. | | |
| 0.610%, 4–14–15 . . . . . | $ 5,000 | $ 4,999 |
| Diageo Capital plc (GTD by Diageo plc): | | |
| 0.510%, 4–14–15 . . . . . | 10,000 | 9,998 |
| 0.450%, 4–1–15 . . . . . . | 6,000 | 6,000 |
| J.M. Smucker Co. (The) | | |
| 0.280%, 4–1–15 . . . . . . | 4,119 | 4,119 |
| Kroger Co. (The) | | |
| 0.500%, 4–6–15 . . . . . . | 6,000 | 5,999 |
| National Oilwell Varco, Inc. | | |
| 0.160%, 5–13–15 . . . . . | 6,000 | 5,999 |
| Wisconsin Electric Power Co. | | |
| 0.370%, 4–9–15 . . . . . . | 10,000 | 9,999 |
| | | 47,113 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Master Note – 0.8%** | | |
| Toyota Motor Credit Corp. | | |
| 0.130%, 4–1–15 (I) . . . | $6,014 | $ 6,014 |
| **TOTAL SHORT-TERM SECURITIES – 6.8%** | | $ 53,127 |
| (Cost: $53,127) | | |
| **TOTAL INVESTMENT SECURITIES – 99.0%** | | $773,153 |
| (Cost: $813,733) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%** | | 7,618 |
| **NET ASSETS – 100.0%** | | $780,771 |

**Notes to Schedule of Investments**

\*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, COP – Columbian Peso and RUB – Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $314,667 or 40.3% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) All or a portion of securities with an aggregate value of $441 have been pledged as collateral on open futures contracts.

(H) Rate shown is the yield to maturity at March 31, 2015.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| British Pound | 8,128 | U.S. Dollar | 12,247 | 4-13-15 | Barclays Capital, Inc. | $192 | $— |

The following futures contracts were outstanding at March 31, 2015 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Appreciation |
|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Long | 6-30-15 | 93 | $11,988 | $146 |
| U.S. Treasury Long Bond | Long | 6-30-15 | 74 | 12,127 | 325 |
| | | | | $24,115 | $471 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $52,299 | $ — | $ — |
| Corporate Debt Securities | — | 468,219 | — |
| Other Government Securities | — | 40,801 | — |
| Loans | — | 8,143 | 4,837 |
| United States Government Agency Obligations | — | 1,722 | — |
| United States Government Obligations | — | 144,005 | — |
| Short-Term Securities | — | 53,127 | — |
| Total | $52,299 | $716,017 | $4,837 |
| Forward Foreign Currency Contracts | $ — | $ 192 | $ — |
| Futures Contracts | $ 471 | $ — | $ — |

During the period ended March 31, 2015, securities totaling $8,473 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

**Market Sector Diversification**

| (as a % of net assets) | |
|---|---|
| United States Government and Government Agency Obligations | 18.6% |
| Financials | 15.7% |
| Energy | 9.8% |
| Utilities | 7.4% |
| Materials | 7.0% |
| Consumer Staples | 6.8% |
| Industrials | 6.7% |
| Consumer Discretionary | 6.0% |
| Other Government Securities | 5.2% |
| Telecommunication Services | 4.3% |
| Information Technology | 3.3% |
| Health Care | 1.4% |
| Other+ | 7.8% |

+ Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **86.9%** |
| United States Government and Government Agency Obligations | 86.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **13.1%** |

## Lipper Rankings

| Category: Lipper General U.S. Government Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 90/107 | 84 |
| 3 Year | 93/102 | 91 |
| 5 Year | 83/98 | 84 |
| 10 Year | 52/74 | 70 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **86.9%** |
| AA | 86.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **13.1%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 10.3%** | | |
| Federal Farm Credit Bank: | | |
| 3.560%, 10–6–32 . . . . . . | $5,000 | $ 5,339 |
| 3.460%, 2–22–33 . . . . . . | 3,500 | 3,685 |
| Federal Home Loan Bank, | | |
| 2.500%, 6–20–22 . . . . . . | 6,575 | 6,537 |
| Federal National Mortgage Association Agency REMIC/CMO, | | |
| 2.000%, 6–14–32 . . . . . . | 2,000 | 1,998 |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 5.142%, 12–15–23 . . . . . | 5,405 | 6,097 |
| Ukraine Government AID Bond, | | |
| 1.844%, 5–16–19 . . . . . . | 2,500 | 2,543 |
| | | 26,199 |
| **Mortgage-Backed Obligations – 42.0%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.000%, 4–15–18 . . . . . . | 2,396 | 2,505 |
| 5.000%, 5–15–23 . . . . . . | 2,527 | 2,748 |
| 4.500%, 5–15–32 . . . . . . | 721 | 736 |
| 4.000%, 10–15–35 . . . . . | 1,483 | 1,547 |
| 3.000%, 10–15–36 . . . . . | 6,840 | 7,070 |
| 4.000%, 11–15–36 . . . . . | 1,097 | 1,157 |
| 4.500%, 9–15–37 . . . . . . | 784 | 800 |
| 4.500%, 8–15–39 . . . . . . | 1,563 | 1,632 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 4.186%, 12–25–20 . . . . . | 4,000 | 4,466 |
| 3.000%, 1–1–33 . . . . . . . | 6,216 | 6,447 |
| 4.000%, 10–1–44 . . . . . . | 4,908 | 5,269 |
| 3.000%, 4–15–53 . . . . . . | 4,908 | 5,010 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 3.500%, 8–25–33 . . . . . . | 756 | 792 |
| 2.000%, 4–25–39 . . . . . . | 4,739 | 4,698 |
| 4.500%, 6–25–40 . . . . . . | 842 | 900 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 2.790%, 11–1–18 . . . . . | $ 8,101 | $ 8,440 |
| 2.580%, 5–1–19 . . . . . . | 6,828 | 7,077 |
| 5.380%, 11–1–20 . . . . . | 1,155 | 1,191 |
| 4.380%, 6–1–21 . . . . . . | 7,229 | 8,118 |
| 5.500%, 10–1–21 . . . . . | 1,215 | 1,314 |
| 5.500%, 11–1–22 . . . . . | 456 | 492 |
| 3.500%, 8–1–26 . . . . . . | 3,398 | 3,636 |
| 3.000%, 9–1–28 . . . . . . | 4,342 | 4,553 |
| 4.000%, 12–1–31 . . . . . | 3,006 | 3,245 |
| 5.500%, 12–1–34 . . . . . | 992 | 1,124 |
| 3.500%, 4–25–37 . . . . . | 5,000 | 5,318 |
| 6.000%, 4–1–39 . . . . . . | 1,353 | 1,541 |
| 4.500%, 2–1–44 . . . . . . | 4,817 | 5,382 |
| 4.000%, 10–1–44 . . . . . | 4,919 | 5,265 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 5.000%, 4–16–39 . . . . . | 493 | 520 |
| 2.000%, 3–16–42 . . . . . | 3,879 | 3,834 |
| | | 106,827 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 52.3%** | | **$133,026** |

(Cost: $131,482)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 34.6%** | | |
| U.S. Treasury Bonds: | | |
| 9.000%, 11–15–18 . . . . | 10,000 | 12,839 |
| 3.000%, 11–15–44 . . . . | 10,000 | 10,959 |
| U.S. Treasury Notes: | | |
| 3.125%, 1–31–17 . . . . . | 15,000 | 15,710 |
| 2.750%, 2–28–18 . . . . . | 5,000 | 5,270 |
| 1.000%, 3–15–18 . . . . . | 10,000 | 10,035 |
| 3.625%, 8–15–19 . . . . . | 15,000 | 16,496 |

## UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Treasury Obligations (Continued)** | | |
| 2.750%, 2–15–24 . . . . . | $ 5,000 | $ 5,358 |
| 2.250%, 11–15–24 . . . . | 11,000 | 11,308 |
| | | 87,975 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 34.6%** | | **$ 87,975** |

(Cost: $85,635)

### SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper(A) – 0.4%** | | |
| Federal Home Loan Bank, | | |
| 0.040%, 5–26–15 . . . . . | 1,000 | 1,000 |
| **United States Government Agency Obligations – 12.2%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (B) . . . | 606 | 606 |
| 0.110%, 4–3–15 (B) . . . | 1,152 | 1,152 |
| 0.110%, 4–7–15 (B) . . . | 23,600 | 23,600 |
| 0.110%, 4–7–15 (B) . . . | 5,700 | 5,700 |
| | | 31,058 |
| **TOTAL SHORT-TERM SECURITIES – 12.6%** | | **$ 32,058** |

(Cost: $32,058)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.5%** | **$253,059** |

(Cost: $249,175)

| | |
|---|---|
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | **1,291** |
| **NET ASSETS – 100.0%** | **$254,350** |

**Notes to Schedule of Investments**

(A) Rate shown is the yield to maturity at March 31, 2015.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| United States Government Agency Obligations | $ — | $133,026 | $ — |
| United States Government Obligations | — | 87,975 | — |
| Short-Term Securities | — | 32,058 | — |
| Total | $ — | $253,059 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

# High Income Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **0.7%** |
| **Warrants** | **0.0%** |
| **Bonds** | **93.0%** |
| Corporate Debt Securities | 70.0% |
| Loans | 23.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **6.3%** |

## Lipper Rankings

| Category: Lipper High Current Yield Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 397/621 | 64 |
| 3 Year | 23/497 | 5 |
| 5 Year | 5/415 | 2 |
| 10 Year | 26/281 | 10 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **0.1%** |
| BBB | 0.1% |
| **Non-Investment Grade** | **92.9%** |
| BB | 16.2% |
| B | 31.9% |
| CCC | 40.7% |
| Non-rated | 4.1% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **7.0%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

## COMMON STOCKS

| | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Casinos & Gaming – 0.0%** | | |
| New Cotai Participation Corp., Class B (A) | —* | $ 138 |
| **Total Consumer Discretionary –0.0%** | | 138 |
| **Energy** | | |
| **Oil & Gas Storage & Transportation – 0.1%** | | |
| Crestwood Midstream Partners L.P. | 74 | 1,079 |
| Inergy L.P. | 172 | 1,032 |
| | | 2,111 |
| **Total Energy – 0.1%** | | 2,111 |
| **Financials** | | |
| **Consumer Finance – 0.1%** | | |
| JG Wentworth Co. (A) | 273 | 2,841 |
| **Total Financials – 0.1%** | | 2,841 |
| **Industrials** | | |
| **Railroads – 0.1%** | | |
| Kansas City Southern | 27 | 2,776 |
| **Total Industrials – 0.1%** | | 2,776 |
| **Utilities** | | |
| **Gas Utilities – 0.1%** | | |
| Suburban Propane Partners L.P. | 19 | 799 |
| **Total Utilities – 0.1%** | | 799 |
| **TOTAL COMMON STOCKS – 0.4%** | | $8,665 |

(Cost: $8,340)

## PREFERRED STOCKS

| | Shares | Value |
|---|---|---|
| **Financials** | | |
| **Consumer Finance – 0.3%** | | |
| Ally Financial, Inc., 8.125% | 128 | 3,360 |
| Ally Financial, Inc., 8.500% | 102 | 2,730 |
| | | 6,090 |
| **Total Financials – 0.3%** | | 6,090 |
| **Materials** | | |
| **Steel – 0.0%** | | |
| ArcelorMittal, 6.000%, Convertible | 97 | 1,463 |
| **Total Materials – 0.0%** | | 1,463 |
| **TOTAL PREFERRED STOCKS – 0.3%** | | $7,553 |

(Cost: $8,019)

## WARRANTS

| | Shares | Value |
|---|---|---|
| **Agricultural Products – 0.0%** | | |
| ASG Consolidated LLC (B) | 7 | $ 204 |
| **TOTAL WARRANTS – 0.0%** | | 204 |

(Cost: $408)

## CORPORATE DEBT SECURITIES

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 1.0%** | | |
| Acosta, Inc., 7.750%, 10–1–22 (C) | $13,086 | 13,528 |
| Lamar Media Corp., 5.375%, 1–15–24 | 4,394 | 4,581 |
| Outfront Media Capital LLC and Outfront Media Capital Corp.: | | |
| 5.250%, 2–15–22 | 2,265 | 2,373 |
| 5.625%, 2–15–24 | 1,588 | 1,663 |
| 5.625%, 2–15–24 (C) | 197 | 206 |
| | | 22,351 |
| **Apparel Retail – 2.2%** | | |
| Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21 | 10,941 | 9,026 |
| Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (C)(D) | 7,658 | 6,720 |
| Gymboree Corp. (The), 9.125%, 12–1–18 | 8,923 | 4,194 |
| Hot Topic, Inc., 9.250%, 6–15–21 (C) | 5,518 | 5,973 |
| HT Intermediate Holdings Corp., 12.000%, 5–15–19 (C)(D) | 1,188 | 1,215 |
| Neiman Marcus Group Ltd., Inc., 8.000%, 10–15–21 (C) | 10,168 | 10,778 |
| Nine West Holdings, Inc., 8.250%, 3–15–19 (C) | 16,232 | 13,473 |
| | | 51,379 |
| **Auto Parts & Equipment – 1.6%** | | |
| IDQ Acquisition Corp., 14.000%, 10–1–17 (C)(D) | 8,407 | 8,408 |
| IDQ Holdings, Inc., 11.500%, 4–1–17 (C) | 16,207 | 17,017 |
| Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10–1–22 (C) | 6,126 | 6,019 |
| Schaeffler Finance B.V., 4.250%, 5–15–21 (C) | 4,361 | 4,339 |
| | | 35,783 |
| **Automobile Manufacturers – 0.6%** | | |
| Group 1 Automotive, Inc., 5.000%, 6–1–22 (C) | 2,718 | 2,725 |
| Jaguar Land Rover plc, 5.625%, 2–1–23 (C) | 5,542 | 5,833 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Automobile Manufacturers (Continued)** | | |
| Navistar International Corp., 8.250%, 11–1–21 | $ 6,319 | $ 6,145 |
| | | 14,703 |
| **Automotive Retail – 0.4%** | | |
| Sonic Automotive, Inc., 5.000%, 5–15–23 | 9,209 | 9,117 |
| **Broadcasting – 2.2%** | | |
| Clear Channel Communications, Inc., 10.000%, 1–15–18 | 4,358 | 3,704 |
| Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 | 12,564 | 13,167 |
| Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 | 613 | 634 |
| Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 | 5,454 | 5,740 |
| Cumulus Media, Inc., 7.750%, 5–1–19 | 5,106 | 5,004 |
| iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23 (C) | 3,994 | 3,994 |
| WideOpenWest Finance LLC and WideOpenWest Capital Corp.: | | |
| 10.250%, 7–15–19 | 10,399 | 11,179 |
| 13.375%, 10–15–19 | 6,029 | 6,451 |
| | | 49,873 |
| **Cable & Satellite – 6.0%** | | |
| Altice Financing S.A., 6.625%, 2–15–23 (C) | 1,933 | 1,991 |
| Altice S.A.: 7.250%, | | |
| 5–15–22 (C)(E) | EUR 771 | 864 |
| 7.750%, 5–15–22 (C) | $ 12,682 | 12,904 |
| 6.250%, | | |
| 2–15–25 (C)(E) | EUR 966 | 1,038 |
| 7.625%, | | |
| 2–15–25 (C) | $ 5,375 | 5,385 |
| Cablevision Systems Corp., 5.875%, 9–15–22 | 11,820 | 12,381 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.250%, 3–15–21 | 947 | 970 |
| 5.250%, 9–30–22 | 1,265 | 1,293 |
| 5.125%, 2–15–23 | 1,264 | 1,277 |
| 5.750%, 9–1–23 | 316 | 330 |
| 5.750%, 1–15–24 | 9,136 | 9,547 |
| CCOH Safari LLC: | | |
| 5.500%, 12–1–22 | 5,362 | 5,483 |
| 5.750%, 12–1–24 | 8,042 | 8,283 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Cable & Satellite** (Continued) | | |
| Columbus International, Inc., 7.375%, 3–30–21 (C) | $ 1,414 | $ 1,487 |
| DISH DBS Corp.: | | |
| 6.750%, 6–1–21 | 4,164 | 4,435 |
| 5.875%, 7–15–22 | 2,460 | 2,500 |
| 5.000%, 3–15–23 | 1,582 | 1,538 |
| LYNX I Corp., 5.375%, 4–15–21 (C) | 2,020 | 2,119 |
| LYNX II Corp., 6.375%, 4–15–23 (C) | 606 | 645 |
| Sirius XM Radio, Inc.: | | |
| 5.875%, 10–1–20 (C) | 4,172 | 4,349 |
| 5.750%, 8–1–21 (C) | 1,500 | 1,561 |
| 4.625%, 5–15–23 (C) | 14,438 | 13,897 |
| 6.000%, 7–15–24 (C) | 18,000 | 18,900 |
| VTR Finance B.V., 6.875%, 1–15–24 (C) | 18,863 | 19,570 |
| Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (C)(D) | 1,533 | 1,569 |
| WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (C) | 3,178 | 3,436 |
| | | 137,752 |
| **Casinos & Gaming – 1.0%** | | |
| Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (C)(E) CAD | 4,667 | 3,731 |
| MCE Finance Ltd., 5.000%, 2–15–21 (C) $ | 9,740 | 9,107 |
| Wynn Macau Ltd., 5.250%, 10–15–21 (C) | 11,861 | 11,238 |
| | | 24,076 |
| **Catalog Retail – 0.1%** | | |
| Argos Merger Sub, Inc., 7.125%, 3–15–23 (C) | 1,154 | 1,196 |
| **Distributors – 1.1%** | | |
| LKQ Corp., 4.750%, 5–15–23 | 6,512 | 6,382 |
| Pinnacle Operating Corp., 9.000%, 11–15–20 (C) | 19,159 | 19,350 |
| | | 25,732 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Education Services – 2.0%** | | |
| Laureate Education, Inc., 10.000%, 9–1–19 (C)(F) $ | 47,589 | $44,972 |
| **Hotels, Resorts & Cruise Lines – 0.1%** | | |
| Ryman Hospitality Properties, Inc., 5.000%, 4–15–21 | 1,752 | 1,791 |
| **Leisure Facilities – 0.3%** | | |
| Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (C) | 7,148 | 7,255 |
| **Movies & Entertainment – 0.8%** | | |
| AMC Entertainment, Inc., 5.875%, 2–15–22 | 2,449 | 2,541 |
| Cinemark USA, Inc.: | | |
| 5.125%, 12–15–22 | 1,900 | 1,928 |
| 4.875%, 6–1–23 | 8,000 | 7,960 |
| WMG Acquisition Corp.: | | |
| 5.625%, 4–15–22 (C) | 769 | 772 |
| 6.750%, 4–15–22 (C) | 5,987 | 5,673 |
| | | 18,874 |
| **Specialized Consumer Services – 3.1%** | | |
| AA Bond Co. Ltd., 9.500%, 7–31–19 (C)(E) GBP | 3,499 | 5,748 |
| B-Corp Merger Sub, Inc., 8.250%, 6–1–19 $ | 23,681 | 20,543 |
| Carlson Travel Holdings, 7.500%, 8–15–19 (C)(D) | 3,836 | 3,884 |
| Carlson Wagonlit B.V.: | | |
| 6.875%, 6–15–19 (C) | 5,655 | 5,924 |
| 7.500%, 6–15–19 (C)(E) EUR | 3,660 | 4,171 |
| Emdeon, Inc., 11.000%, 12–31–19 $ | 3,071 | 3,351 |
| Lansing Trade Group, 9.250%, 2–15–19 (C) | 5,245 | 5,206 |
| Nielsen Finance, 5.500%, 10–1–21 (C) | 7,936 | 8,194 |
| Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (C) | 13,077 | 13,159 |
| | | 70,180 |
| **Specialty Stores – 2.3%** | | |
| Academy Ltd. and Academy Finance Corp., 9.250%, 8–1–19 (C) | 1,876 | 1,989 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Specialty Stores** (Continued) | | |
| Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (C)(D) | $25,418 | $ 24,656 |
| Jo-Ann Stores, Inc., 8.125%, 3–15–19 (C) | 675 | 678 |
| New Academy Finance Co. LLC, 8.000%, 6–15–18 (C)(D) | 13,645 | 13,645 |
| PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (D) | 5,560 | 5,657 |
| Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (C)(D) | 6,172 | 6,257 |
| | | 52,882 |
| **Total Consumer Discretionary – 24.8%** | | 567,916 |
| **Consumer Staples** | | |
| **Agricultural Products – 0.6%** | | |
| American Seafoods Group LLC, 10.750%, 5–15–16 (C) | 6,294 | 5,901 |
| ASG Consolidated LLC, 15.000%, 5–15–17 (C)(D) | 13,078 | 8,566 |
| | | 14,467 |
| **Food Distributors – 0.7%** | | |
| Simmons Foods, Inc., 7.875%, 10–1–21 (C) | 15,576 | 15,381 |
| **Packaged Foods & Meats – 1.0%** | | |
| Bumble Bee Foods LLC, 9.625%, 3–15–18 (C)(D) | 6,425 | 6,634 |
| JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7–15–24 (C) | 12,962 | 13,124 |
| Post Holdings, Inc., 7.375%, 2–15–22 | 2,671 | 2,764 |
| | | 22,522 |
| **Tobacco – 0.3%** | | |
| Prestige Brands, Inc., 5.375%, 12–15–21 (C) | 7,733 | 7,840 |
| **Total Consumer Staples – 2.6%** | | 60,210 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.5%** | | |
| Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (C) | 10,672 | 10,645 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Drilling – 0.2%** | | |
| KCA DEUTAG UK Finance plc, | | |
| 7.250%, 5–15–21 (C) . . . | $ 5,266 | $ 4,160 |
| | | |
| **Oil & Gas Equipment & Services – 0.5%** | | |
| Brand Energy & Infrastructure Services, | | |
| 8.500%, 12–1–21 (C) . . . | 11,176 | 10,478 |
| Seventy Seven Energy, Inc., | | |
| 6.500%, 7–15–22 . . . . . . | 1,839 | 855 |
| | | 11,333 |
| | | |
| **Oil & Gas Exploration & Production – 0.8%** | | |
| California Resources Corp., | | |
| 6.000%, 11–15–24 (C) . . . . . . . | 8,355 | 7,321 |
| Chesapeake Energy Corp.: | | |
| 3.503%, 4–15–19 (F) . . . | 1,500 | 1,444 |
| 4.875%, 4–15–22 . . . . . . | 3,063 | 2,872 |
| Crownrock L.P., | | |
| 7.750%, 2–15–23 (C) . . . | 1,349 | 1,366 |
| Parsley Energy LLC and Parsely Finance Corp., | | |
| 7.500%, 2–15–22 (C) . . . | 2,300 | 2,323 |
| Rice Energy, Inc., | | |
| 7.250%, 5–1–23 (C) . . . . | 2,169 | 2,169 |
| Whiting Petroleum Corp., | | |
| 5.750%, 3–15–21 . . . . . . | 1,556 | 1,544 |
| | | 19,039 |
| | | |
| **Oil & Gas Refining & Marketing – 1.2%** | | |
| Offshore Drilling Holding S.A., | | |
| 8.375%, 9–20–20 (C)(F) . . | 15,030 | 12,039 |
| Offshore Group Investment Ltd.: | | |
| 7.500%, 11–1–19 . . . . . . | 11,750 | 6,697 |
| 7.125%, 4–1–23 . . . . . . . | 4,652 | 2,611 |
| Shelf Drilling Holdings Ltd., | | |
| 8.625%, 11–1–18 (C) . . . | 8,917 | 7,290 |
| | | 28,637 |
| | | |
| **Total Energy – 3.2%** | | 73,814 |
| **Financials** | | |
| **Consumer Finance – 1.2%** | | |
| Creditcorp, | | |
| 12.000%, 7–15–18 (C) . . . | 11,476 | 10,214 |
| General Motors Financial Co., Inc., | | |
| 4.250%, 5–15–23 . . . . . . | 1,571 | 1,627 |
| Speedy Cash Intermediate Holdings Corp., | | |
| 10.750%, 5–15–18 (C) . . . | 11,326 | 11,015 |
| Speedy Group Holdings Corp., | | |
| 12.000%, 11–15–17 (C) . . | 4,107 | 3,799 |
| | | 26,655 |
| | | |
| **Diversified Capital Markets – 1.1%** | | |
| JLL /Delta Dutch Newco B.V., | | |
| 7.500%, 2–1–22 (C) . . . . | 3,277 | 3,408 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Capital Markets (Continued)** | | |
| Patriot Merger Corp., | | |
| 9.000%, 7–15–21 (C) . . . | $20,030 | $20,481 |
| | | 23,889 |
| | | |
| **Investment Banking & Brokerage – 0.5%** | | |
| GFI Group, Inc., | | |
| 9.625%, 7–19–18 (F) . . . | 9,873 | 10,502 |
| | | |
| **Other Diversified Financial Services – 4.1%** | | |
| AAF Holdings LLC and AAF Finance Co., | | |
| 12.000%, 7–1–19 (C)(D) . . | 4,744 | 4,459 |
| Abengoa Finance SAU, | | |
| 7.750%, 2–1–20 (C) . . . . | 14,531 | 13,950 |
| Balboa Merger Sub, Inc., | | |
| 11.375%, 12–1–21 (C) . . . | 27,243 | 27,583 |
| Greektown Holdings LLC and Greektown Mothership Corp., | | |
| 8.875%, 3–15–19 (C) . . . | 8,579 | 9,051 |
| New Cotai LLC and New Cotai Capital Corp., | | |
| 10.625%, 5–1–19 (C)(D) . . | 27,106 | 26,963 |
| TransUnion Holding Co., Inc., | | |
| 8.125%, 6–15–18 (D) . . . | 1,600 | 1,642 |
| TransUnion LLC and TransUnion Financing Corp., | | |
| 9.625%, 6–15–18 (D) . . . | 11,000 | 11,110 |
| | | 94,758 |
| | | |
| **Property & Casualty Insurance – 1.4%** | | |
| Hub International Ltd., | | |
| 7.875%, 10–1–21 (C) . . . | 7,300 | 7,483 |
| Onex USI Acquisition Corp., | | |
| 7.750%, 1–15–21 (C) . . . | 24,892 | 25,514 |
| | | 32,997 |
| | | |
| **Real Estate Development – 0.2%** | | |
| Hub Holdings LLC and Hub Holdings Finance, Inc., | | |
| 8.125%, 7–15–19 (C)(D) . . | 5,260 | 5,221 |
| | | |
| **Real Estate Services – 0.4%** | | |
| Stearns Holdings, Inc., | | |
| 9.375%, 8–15–20 (C) . . . | 9,611 | 9,467 |
| | | |
| **Specialized Finance – 1.1%** | | |
| Consolidated Communications Finance II Co., | | |
| 6.500%, 10–1–22 (C) . . . | 4,207 | 4,260 |
| Flexi–Van Leasing, Inc., | | |
| 7.875%, 8–15–18 (C) . . . | 6,703 | 6,803 |
| TMX Finance LLC and TitleMax Finance Corp., | | |
| 8.500%, 9–15–18 (C) . . . | 21,166 | 15,028 |
| | | 26,091 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized REITs – 1.4%** | | |
| Aircastle Ltd.: | | |
| 5.125%, 3–15–21 . . . . . | $ 8,264 | $ 8,636 |
| 5.500%, 2–15–22 . . . . . | 4,228 | 4,497 |
| CNL Lifestyles Properties, Inc., | | |
| 7.250%, 4–15–19 . . . . . | 18,502 | 18,872 |
| | | 32,005 |
| | | |
| **Thrifts & Mortgage Finance – 0.5%** | | |
| Provident Funding Associates L.P. and PFG Finance Corp., | | |
| 6.750%, 6–15–21 (C) . . | 12,395 | 11,806 |
| | | |
| **Total Financials –11.9%** | | 273,391 |
| **Health Care** | | |
| **Health Care Equipment – 0.2%** | | |
| Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC, | | |
| 5.750%, 8–1–22 (C) . . . | 3,574 | 3,690 |
| | | |
| **Health Care Facilities – 3.0%** | | |
| Acadia Healthcare Co., Inc., | | |
| 5.625%, 2–15–23 (C) . . | 764 | 777 |
| AmSurg Corp., | | |
| 5.625%, 11–30–20 . . . . | 2,474 | 2,523 |
| AmSurg Escrow Corp., | | |
| 5.625%, 7–15–22 . . . . . | 3,836 | 3,922 |
| Capsugel S.A., | | |
| 7.000%, 5–15–19 (C)(D) . . . . . | 5,119 | 5,202 |
| Catamaran Corp., | | |
| 4.750%, 3–15–21 . . . . . | 2,365 | 2,628 |
| ConvaTec Finance International S.A., | | |
| 8.250%, 1–15–19 (C)(D) . . . . . | 7,836 | 7,934 |
| FWCT–2 Escrow Corp., | | |
| 6.875%, 2–1–22 . . . . . . | 5,559 | 5,913 |
| MPH Acquisition Holdings LLC, | | |
| 6.625%, 4–1–22 (C) . . . | 6,370 | 6,601 |
| Physio–Control International, Inc., | | |
| 9.875%, 1–15–19 (C) . . . | 3,000 | 3,188 |
| Tenet Healthcare Corp.: | | |
| 6.750%, 2–1–20 . . . . . . | 6,592 | 6,955 |
| 6.000%, 10–1–20 . . . . . | 4,268 | 4,519 |
| 8.125%, 4–1–22 . . . . . . | 17,022 | 18,767 |
| | | 68,929 |
| | | |
| **Health Care Services – 1.5%** | | |
| MedImpact Holdings, Inc., | | |
| 10.500%, 2–1–18 (C) . . . | 15,000 | 15,788 |
| Truven Health Analytics, Inc.: | | |
| 10.625%, 6–1–20 . . . . . | 16,220 | 17,031 |
| 10.625%, 6–1–20 (C) . . . | 1,485 | 1,559 |
| | | 34,378 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care Supplies – 0.5%** | | |
| Ortho–Clinical Diagnostics, | | |
| 6.625%, 5–15–22 (C) | $13,711 | $ 12,169 |
| | | |
| **Pharmaceuticals – 0.7%** | | |
| Salix Pharmaceuticals Ltd., | | |
| 6.500%, | | |
| 1–15–21 (C)(F) | 6,252 | 6,932 |
| VRX Escrow Corp.: | | |
| 5.375%, 3–15–20 (C) | 3,906 | 3,945 |
| 5.875%, 5–15–23 (C) | 3,906 | 4,003 |
| 6.125%, 4–15–25 (C) | 1,953 | 2,024 |
| | | 16,904 |
| | | |
| **Total Health Care – 5.9%** | | 136,070 |
| **Industrials** | | |
| **Aerospace & Defense – 2.2%** | | |
| Silver II Borrower SCA and | | |
| Silver II U.S. Holdings, | | |
| 7.750%, 12–15–20 (C) | 19,492 | 17,397 |
| TransDigm Group, Inc.: | | |
| 5.500%, 10–15–20 | 1,831 | 1,808 |
| 7.500%, 7–15–21 | 7,082 | 7,613 |
| TransDigm, Inc.: | | |
| 6.000%, 7–15–22 | 11,168 | 11,154 |
| 6.500%, 7–15–24 | 12,097 | 12,157 |
| | | 50,129 |
| | | |
| **Air Freight & Logistics – 0.2%** | | |
| TRAC Intermodal LLC and | | |
| TRAC Intermodal Corp., | | |
| 11.000%, 8–15–19 | 5,100 | 5,585 |
| | | |
| **Building Products – 1.4%** | | |
| CPG Merger Sub LLC, | | |
| 8.000%, 10–1–21 (C) | 6,986 | 7,091 |
| Ply Gem Industries, Inc., | | |
| 6.500%, 2–1–22 | 14,147 | 13,700 |
| Roofing Supply Group LLC | | |
| and Roofing Supply | | |
| Finance, Inc., | | |
| 10.000%, 6–1–20 (C) | 9,373 | 9,162 |
| USG Corp., | | |
| 5.500%, 3–1–25 (C) | 1,921 | 1,960 |
| | | 31,913 |
| | | |
| **Diversified Support Services – 0.7%** | | |
| Algeco Scotsman Global | | |
| Finance plc: | | |
| 8.500%, 10–15–18 (C) | 4,789 | 4,747 |
| 10.750%, | | |
| 10–15–19 (C) | 5,049 | 4,140 |
| Nexeo Solutions LLC, | | |
| 8.375%, 3–1–18 | 7,227 | 6,450 |
| | | 15,337 |
| | | |
| **Environmental & Facilities Services – 0.3%** | | |
| GFL Environmental, Inc., | | |
| 7.875%, 4–1–20 (C) | 7,784 | 7,862 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Railroads – 0.5%** | | |
| Florida East Coast | | |
| Holdings Corp. and | | |
| Florida East Coast | | |
| Industries LLC: | | |
| 6.750%, 5–1–19 (C) | $ 7,414 | $ 7,470 |
| 9.750%, 5–1–20 (C) | 3,080 | 2,995 |
| | | 10,465 |
| | | |
| **Trading Companies & Distributors – 0.6%** | | |
| HD Supply, Inc., | | |
| 11.500%, 7–15–20 | 12,235 | 14,223 |
| | | |
| **Total Industrials –5.9%** | | 135,514 |
| **Information Technology** | | |
| **Application Software – 0.5%** | | |
| Epicor Software Corp., | | |
| 8.625%, 5–1–19 | 5,000 | 5,225 |
| Infor Software Parent LLC | | |
| and Infor Software | | |
| Parent, Inc., | | |
| 7.125%, | | |
| 5–1–21 (C)(D) | 6,794 | 6,728 |
| | | 11,953 |
| | | |
| **Communications Equipment – 0.9%** | | |
| Eagle Midco, Inc., | | |
| 9.000%, | | |
| 6–15–18 (C)(D) | 21,129 | 21,525 |
| | | |
| **Data Processing & Outsourced Services – 1.4%** | | |
| Alliance Data Systems | | |
| Corp.: | | |
| 5.250%, 12–1–17 (C) | 6,700 | 6,934 |
| 6.375%, 4–1–20 (C) | 15,615 | 16,162 |
| 5.375%, 8–1–22 (C) | 9,582 | 9,558 |
| | | 32,654 |
| | | |
| **Electronic Manufacturing Services – 0.3%** | | |
| KEMET Corp., | | |
| 10.500%, 5–1–18 | 7,367 | 7,533 |
| | | |
| **Internet Software & Services – 0.2%** | | |
| J2 Global, Inc., | | |
| 8.000%, 8–1–20 | 4,583 | 4,950 |
| | | |
| **IT Consulting & Other Services – 0.8%** | | |
| iGATE Corp., | | |
| 4.750%, 4–15–19 | 6,140 | 6,178 |
| NCR Escrow Corp.: | | |
| 5.875%, 12–15–21 | 5,755 | 6,000 |
| 6.375%, 12–15–23 | 5,429 | 5,782 |
| | | 17,960 |
| | | |
| **Semiconductor Equipment – 0.1%** | | |
| Photronics, Inc., | | |
| Convertible, | | |
| 3.250%, 4–1–16 | 975 | 1,009 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Semiconductors – 0.8%** | | |
| Micron Technology, Inc.: | | |
| 5.875%, 2–15–22 | $ 8,198 | $ 8,653 |
| 5.500%, 2–1–25 (C) | 8,322 | 8,384 |
| | | 17,037 |
| | | |
| **Technology Distributors – 0.7%** | | |
| Sophia L.P. and Sophia | | |
| Finance, Inc.: | | |
| 9.625%, | | |
| 12–1–18 (C)(D) | 9,038 | 9,128 |
| 9.750%, 1–15–19 (C) | 7,000 | 7,508 |
| | | 16,636 |
| | | |
| **Total Information Technology – 5.7%** | | 131,257 |
| **Materials** | | |
| **Aluminum – 1.3%** | | |
| Constellium N.V.: | | |
| 8.000%, 1–15–23 (C) | 9,644 | 10,102 |
| 5.750%, 5–15–24 (C) | 3,508 | 3,315 |
| Wise Metals Group LLC, | | |
| 8.750%, 12–15–18 (C) | 5,672 | 6,027 |
| Wise Metals Intermediate | | |
| Holdings, | | |
| 9.750%, | | |
| 6–15–19 (C)(D) | 9,048 | 9,783 |
| | | 29,227 |
| | | |
| **Construction Materials – 0.5%** | | |
| Hillman Group, Inc. (The), | | |
| 6.375%, 7–15–22 (C) | 11,663 | 11,663 |
| | | |
| **Diversified Metals & Mining – 1.5%** | | |
| Artsonig Pty Ltd., | | |
| 11.500%, | | |
| 4–1–19 (C)(D) | 10,948 | 9,087 |
| Compass Minerals | | |
| International, Inc., | | |
| 4.875%, 7–15–24 (C) | 2,837 | 2,844 |
| Crystal Merger Sub, Inc., | | |
| 7.625%, 10–15–21 (C) | 1,720 | 1,720 |
| FMG Resources Pty Ltd.: | | |
| 6.875%, 2–1–18 (C) | 432 | 423 |
| 8.250%, 11–1–19 (C) | 5,406 | 4,568 |
| 6.875%, 4–1–22 (C) | 11,791 | 8,711 |
| Lundin Mining Corp.: | | |
| 7.500%, 11–1–20 (C) | 3,710 | 3,877 |
| 7.875%, 11–1–22 (C) | 3,039 | 3,168 |
| | | 34,398 |
| | | |
| **Metal & Glass Containers – 1.8%** | | |
| Ardagh Finance Holdings, | | |
| 8.625%, | | |
| 6–15–19 (C)(D) | 6,505 | 6,778 |
| Ardagh Packaging Finance | | |
| plc and Ardagh Holdings | | |
| USA, Inc., | | |
| 6.000%, 6–30–21 (C) | 2,408 | 2,366 |
| BlueScope Steel (Finance) | | |
| Ltd. and BlueScope | | |
| Steel Finance | | |
| (USA) LLC, | | |
| 7.125%, 5–1–18 (C) | 10,778 | 11,155 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Metal & Glass Containers** (Continued) | | |
| Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (C) | $12,204 | $ 10,617 |
| Signode Industrial Group, 6.375%, 5–1–22 (C) | 9,592 | 9,532 |
| | | 40,448 |
| **Paper Packaging – 0.3%** | | |
| Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6–15–17 (C) | 2,598 | 2,617 |
| Exopack Holdings S.A., 7.875%, 11–1–19 (C) | 2,080 | 2,127 |
| Reynolds Group Holdings Ltd., 9.875%, 8–15–19 | 1,250 | 1,339 |
| | | 6,083 |
| **Precious Metals & Minerals – 0.3%** | | |
| Prince Mineral Holding Corp., 11.500%, 12–15–19 (C)(F) | 8,039 | 7,778 |
| **Total Materials –5.7%** | | **129,597** |
| **Telecommunication Services** | | |
| **Alternative Carriers – 0.6%** | | |
| Level 3 Communications, Inc., 5.750%, 12–1–22 | 4,610 | 4,721 |
| Level 3 Escrow II, Inc., 5.375%, 8–15–22 | 10,069 | 10,361 |
| | | 15,082 |
| **Integrated Telecommunication Services – 1.8%** | | |
| BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4–15–21 (C) | 1,920 | 1,886 |
| CenturyLink, Inc., 5.625%, 4–1–20 | 3,500 | 3,675 |
| Frontier Communications Corp.: | | |
| 6.250%, 9–15–21 | 4,201 | 4,222 |
| 7.125%, 1–15–23 | 3,547 | 3,627 |
| 6.875%, 1–15–25 | 3,361 | 3,327 |
| GCI, Inc., 6.875%, 4–15–25 (C) | 7,903 | 7,962 |
| Sprint Corp.: | | |
| 7.250%, 9–15–21 | 4,683 | 4,707 |
| 7.875%, 9–15–23 | 5,510 | 5,620 |
| 7.125%, 6–15–24 | 5,951 | 5,832 |
| | | 40,858 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Wireless Telecommunication Service – 1.6%** | | |
| Digicel Group Ltd., 8.250%, 9–30–20 (C) | $ 8,025 | $ 8,037 |
| Telecom Italia S.p.A., 5.303%, 5–30–24 (C) | 3,836 | 4,018 |
| T–Mobile USA, Inc.: | | |
| 6.464%, 4–28–19 | 3,650 | 3,764 |
| 6.542%, 4–28–20 | 3,426 | 3,606 |
| 6.633%, 4–28–21 | 5,488 | 5,749 |
| 6.125%, 1–15–22 | 2,333 | 2,406 |
| 6.731%, 4–28–22 | 685 | 721 |
| 6.000%, 3–1–23 | 3,090 | 3,166 |
| 6.500%, 1–15–24 | 1,781 | 1,861 |
| 6.375%, 3–1–25 | 2,521 | 2,602 |
| | | 35,930 |
| **Total Telecommunication Services – 4.0%** | | **91,870** |
| **Utilities** | | |
| **Renewable Electricity – 0.3%** | | |
| Abengoa Yield plc, 7.000%, 11–15–19 (C) | 5,756 | 5,929 |
| **Total Utilities – 0.3%** | | **5,929** |
| **TOTAL CORPORATE DEBT SECURITIES – 70.0%** | | **$1,605,568** |
| (Cost: $1,640,661) | | |

## LOANS (F)

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 0.2%** | | |
| Advantage Sales & Marketing, Inc., 7.500%, 7–25–22 | 5,258 | 5,257 |
| **Apparel Retail – 1.6%** | | |
| Gymboree Corp. (The), 5.000%, 2–23–18 | 1,611 | 1,223 |
| Hoffmaster Group, Inc., 10.000%, 5–9–21 | 6,145 | 6,060 |
| Nine West Holdings, Inc., 6.250%, 1–8–20 | 9,656 | 8,079 |
| Talbots, Inc. (The): | | |
| 4.750%, 3–17–20 | 2,391 | 2,337 |
| 8.250%, 3–17–21 | 4,797 | 4,593 |
| True Religion Apparel, Inc.: | | |
| 5.875%, 7–30–19 | 11,163 | 9,972 |
| 5.875%, 7–30–19 | 3,903 | 3,487 |
| | | 35,751 |
| **Auto Parts & Equipment – 0.2%** | | |
| Direct ChassisLink, Inc., 8.250%, 11–7–19 | 5,235 | 5,062 |

## LOANS (F) (Continued)

| | Principal | Value |
|---|---|---|
| **Casinos & Gaming – 0.2%** | | |
| Centaur Acquisition LLC, 8.750%, 2–20–20 | $ 2,504 | $ 2,523 |
| Gateway Casinos & Entertainment Ltd.: | | |
| 5.348%, 11–26–19 (E) | CAD 3,214 | 2,522 |
| 6.016%, 11–26–19 (E) | 8 | 6 |
| | | 5,051 |
| **General Merchandise Stores – 1.3%** | | |
| BJ's Wholesale Club, Inc., 8.500%, 3–31–20 | $ 12,387 | 12,284 |
| Orchard Acquisition Co. LLC, 7.000%, 2–8–19 | 18,303 | 17,753 |
| | | 30,037 |
| **Housewares & Specialties – 0.5%** | | |
| KIK Custom Products, Inc.: | | |
| 5.500%, 4–29–19 | 5,856 | 5,848 |
| 9.500%, 10–29–19 | 6,786 | 6,783 |
| | | 12,631 |
| **Movies & Entertainment – 0.8%** | | |
| Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7–29–22 | 16,085 | 15,978 |
| Yonkers Racing Corp., 8.750%, 8–20–20 | 3,008 | 2,707 |
| | | 18,685 |
| **Restaurants – 0.3%** | | |
| TGI Friday's, Inc.: | | |
| 5.250%, 7–15–20 | 467 | 467 |
| 5.250%, 7–15–20 | 34 | 34 |
| 9.250%, 7–15–21 | 5,448 | 5,455 |
| | | 5,956 |
| **Specialized Consumer Services – 0.2%** | | |
| Wand Intermediate I L.P.: | | |
| 4.750%, 9–17–21 | 1,566 | 1,574 |
| 8.250%, 9–17–22 | 2,539 | 2,539 |
| | | 4,113 |
| **Total Consumer Discretionary –5.3%** | | **122,543** |
| **Consumer Staples** | | |
| **Food Distributors – 0.3%** | | |
| Performance Food Group, Inc., 6.250%, 11–14–19 | 6,176 | 6,181 |
| **Food Retail – 0.6%** | | |
| Focus Brands, Inc., 10.250%, 8–21–18 | 13,764 | 13,764 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Hypermarkets & Super Centers – 0.2%** | | |
| GOBP Holdings, Inc., | | |
| 9.250%, 10–21–22 . . . . . | $ 5,087 | $ 4,998 |
| **Packaged Foods & Meats – 0.1%** | | |
| Shearer's Foods LLC, | | |
| 7.750%, 6–30–22 . . . . . . | 3,838 | 3,785 |
| **Total Consumer Staples – 1.2%** | | **28,728** |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.3%** | | |
| Westmoreland Coal Co., | | |
| 7.500%, 12–16–20 . . . . . | 6,734 | 6,717 |
| **Oil & Gas Drilling – 0.2%** | | |
| KCA Deutag Alpha Ltd., | | |
| 6.250%, 5–16–20 . . . . . . | 6,857 | 5,737 |
| **Oil & Gas Equipment & Services – 0.2%** | | |
| Regent Purchaser | | |
| Investment, Inc., | | |
| 6.000%, 8–14–21 . . . . . . | 5,837 | 4,374 |
| **Oil & Gas Exploration & Production – 0.3%** | | |
| Callon Petroleum Co.: | | |
| 0.000%, 10–8–21 (G) . . . | 3,003 | 2,917 |
| 8.500%, 10–8–21 . . . . . . | 1,905 | 1,850 |
| Sabine Oil & Gas LLC, | | |
| 8.750%, 12–31–18 . . . . . | 3,609 | 1,765 |
| | | 6,532 |
| **Oil & Gas Refining & Marketing – 1.0%** | | |
| Fieldwood Energy LLC, | | |
| 8.375%, 9–30–20 . . . . . . | 13,581 | 9,905 |
| Offshore Group Investment | | |
| Ltd., | | |
| 5.750%, 3–28–19 . . . . . . | 1,960 | 1,115 |
| Shelf Drilling Midco Ltd., | | |
| 10.000%, 10–8–18 (D) . . . | 16,537 | 11,162 |
| | | 22,182 |
| **Oil & Gas Storage & Transportation – 0.3%** | | |
| Bowie Resources Holdings | | |
| LLC: | | |
| 6.750%, 8–12–20 . . . . . . | 3,560 | 3,475 |
| 11.750%, 2–16–21 . . . . . | 3,043 | 2,921 |
| | | 6,396 |
| **Total Energy – 2.3%** | | **51,938** |
| **Financials** | | |
| **Consumer Finance – 0.1%** | | |
| TransFirst, Inc., | | |
| 9.000%, 11–12–22 . . . . . | 3,598 | 3,603 |
| **Other Diversified Financial Services – 0.5%** | | |
| WP Mustang Holdings LLC: | | |
| 5.500%, 5–29–21 . . . . . . | 3,238 | 3,246 |
| 8.500%, 5–29–22 . . . . . . | 7,762 | 7,553 |
| | | 10,799 |
| **Total Financials – 0.6%** | | **14,402** |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Health Care** | | |
| **Health Care Facilities – 0.4%** | | |
| Surgery Center Holdings, | | |
| Inc.: | | |
| 5.250%, 11–3–20 . . . . . . | $ 667 | $ 669 |
| 8.500%, 11–3–21 . . . . . . | 8,030 | 7,916 |
| | | 8,585 |
| **Health Care Services – 0.4%** | | |
| Accellent, Inc., | | |
| 7.500%, 3–12–22 . . . . . . | 4,465 | 4,231 |
| Ikaria, Inc., | | |
| 8.750%, 2–12–22 . . . . . . | 4,918 | 4,973 |
| | | 9,204 |
| **Health Care Supplies – 0.5%** | | |
| Sage Products Holdings III | | |
| LLC, | | |
| 9.250%, 6–13–20 . . . . . . | 11,579 | 11,681 |
| **Health Care Technology – 0.8%** | | |
| Carestream Health, Inc., | | |
| 9.500%, 12–7–19 . . . . . . | 12,645 | 12,588 |
| Vitera Healthcare Solutions | | |
| LLC: | | |
| 6.000%, 11–4–20 . . . . . . | 4,251 | 4,251 |
| 9.250%, 11–4–21 . . . . . . | 2,583 | 2,518 |
| | | 19,357 |
| **Life Sciences Tools & Services – 0.4%** | | |
| Atrium Innovations, Inc., | | |
| 7.750%, 8–10–21 . . . . . . | 8,740 | 8,041 |
| **Total Health Care – 2.5%** | | **56,868** |
| **Industrials** | | |
| **Air Freight & Logistics – 0.2%** | | |
| DAE Aviation Holdings, | | |
| Inc., | | |
| 7.750%, 8–5–19 . . . . . . | 5,457 | 5,464 |
| **Building Products – 0.5%** | | |
| GYP Holdings III Corp.: | | |
| 4.750%, 4–1–21 . . . . . . | 1,879 | 1,829 |
| 7.750%, 4–1–22 . . . . . . | 10,135 | 9,932 |
| | | 11,761 |
| **Construction & Engineering – 0.2%** | | |
| Tensar International Corp.: | | |
| 5.750%, 7–10–21 . . . . . . | 2,256 | 2,075 |
| 9.500%, 7–10–22 . . . . . . | 3,077 | 2,390 |
| | | 4,465 |
| **Diversified Support Services – 0.3%** | | |
| Sprint Industrial Holdings | | |
| LLC: | | |
| 7.000%, 5–14–19 . . . . . . | 5,178 | 4,841 |
| 11.250%, 5–14–19 . . . . . | 2,034 | 1,912 |
| | | 6,753 |
| **Environmental & Facilities Services – 0.1%** | | |
| Brickman Group Ltd. (The), | | |
| 7.500%, 12–18–21 . . . . . | 1,676 | 1,678 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Industrial Conglomerates – 0.2%** | | |
| Crosby Worldwide Ltd., | | |
| 7.000%, 11–22–21 . . . . | $ 4,647 | $ 4,089 |
| **Industrial Machinery – 1.1%** | | |
| Capital Safety North | | |
| America Holdings, Inc., | | |
| 6.500%, 3–28–22 . . . . . | 9,830 | 9,617 |
| Dynacast International | | |
| LLC, | | |
| 9.500%, 1–30–23 . . . . . | 13,494 | 13,629 |
| NN, Inc., | | |
| 6.000%, 8–29–21 . . . . . | 2,037 | 2,037 |
| | | 25,283 |
| **Research & Consulting Services – 0.4%** | | |
| Larchmont Resources LLC, | | |
| 8.250%, 8–7–19 . . . . . . | 11,264 | 10,101 |
| **Total Industrials – 3.0%** | | **69,594** |
| **Information Technology** | | |
| **Application Software – 3.0%** | | |
| Applied Systems, Inc., | | |
| 7.500%, 1–23–22 . . . . . | 7,317 | 7,292 |
| Aptean Holdings, Inc.: | | |
| 5.250%, 2–27–20 . . . . | 4,800 | 4,692 |
| 8.500%, 2–27–21 . . . . | 3,232 | 3,100 |
| Misys plc and Magic | | |
| Newco LLC, | | |
| 12.000%, 6–12–19 . . . . | 40,494 | 44,037 |
| TIBCO Software, Inc., | | |
| 6.500%, 12–4–20 . . . . . | 9,067 | 9,058 |
| | | 68,179 |
| **Data Processing & Outsourced Services – 0.5%** | | |
| Sedgwick Claims | | |
| Management Services, | | |
| Inc., | | |
| 6.750%, 2–28–22 . . . . . | 11,035 | 10,732 |
| **Internet Software & Services – 0.8%** | | |
| TravelCLICK, Inc. & TCH- | | |
| 2 Holdings LLC: | | |
| 5.500%, 5–12–21 . . . . . | 7,878 | 7,858 |
| 8.750%, 11–12–21 . . . . | 7,920 | 7,722 |
| W3 Co., | | |
| 9.250%, 9–1–20 . . . . . . | 2,855 | 2,598 |
| | | 18,178 |
| **IT Consulting & Other Services – 1.1%** | | |
| Active Network, Inc. (The): | | |
| 5.500%, 11–15–20 . . . . | 5,140 | 5,117 |
| 9.500%, 11–15–21 . . . . | 10,383 | 9,916 |
| Triple Point Group | | |
| Holdings, Inc.: | | |
| 5.250%, 7–13–20 . . . . . | 6,377 | 5,755 |
| 9.250%, 7–13–21 . . . . . | 6,094 | 5,210 |
| | | 25,998 |
| **Total Information** | | |
| **Technology – 5.4%** | | **123,087** |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Materials** | | |
| **Construction Materials – 0.7%** | | |
| U.S. LBM Holdings LLC: | | |
| 8.000%, 5–2–20 . . . . . . . | $ 8,941 | $ 8,785 |
| 8.000%, 5–2–20 . . . . . . . | 6,782 | 6,664 |
| | | 15,449 |
| **Diversified Metals & Mining – 0.2%** | | |
| EP Minerals LLC: | | |
| 5.500%, 8–20–20 . . . . . . | 2,846 | 2,846 |
| 8.500%, 8–20–21 . . . . . . | 2,803 | 2,789 |
| | | 5,635 |
| **Metal & Glass Containers – 0.1%** | | |
| Consolidated Container Co. LLC, | | |
| 7.750%, 1–3–20 . . . . . . . | 2,303 | 2,130 |
| **Paper Packaging – 0.6%** | | |
| FPC Holdings, Inc., | | |
| 9.250%, 5–27–20 . . . . . . | 7,863 | 7,431 |
| Ranpak (Rack Merger), | | |
| 8.250%, 10–1–22 . . . . . . | 5,506 | 5,496 |
| | | 12,927 |
| **Specialty Chemicals – 0.7%** | | |
| Chemstralia Ltd., | | |
| 7.250%, 2–26–22 . . . . . . | 12,095 | 11,853 |
| Chromaflo Technologies Corp., | | |
| 8.250%, 6–2–20 . . . . . . . | 4,572 | 4,480 |
| | | 16,333 |
| **Total Materials – 2.3%** | | **52,474** |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Alternative Carriers – 0.2%** | | |
| Cable & Wireless Communications, | | |
| 6.500%, 12–31–16 . . . . | $ 3,632 | $ 3,641 |
| **Total Telecommunication Services – 0.2%** | | **3,641** |
| **Utilities** | | |
| **Independent Power Producers & Energy Traders – 0.2%** | | |
| Alinta Energy Finance PTY Ltd.: | | |
| 0.000%, 8–13–19 (G) . . . . . . . | 237 | 237 |
| 6.375%, 8–13–19 . . . . . | 4,879 | 4,872 |
| | | 5,109 |
| **Total Utilities – 0.2%** | | **5,109** |
| **TOTAL LOANS – 23.0%** | | **$528,384** |
| (Cost: $548,813) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper (H) – 4.1%** | | |
| Baxter International, Inc., | | |
| 0.630%, 4-15-15 . . . . . | 7,000 | 6,998 |
| Becton Dickinson & Co.: | | |
| 0.430%, 4-2-15 . . . . . . | 5,000 | 5,000 |
| 0.440%, 4-7-15 . . . . . . | 5,000 | 5,000 |
| Bemis Co., Inc.: | | |
| 0.520%, 4-17-15 . . . . . | 11,000 | 10,997 |
| 0.510%, 4-20-15 . . . . . | 8,000 | 7,998 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (H)** (Continued) | | |
| Campbell Soup Co., | | |
| 0.440%, 4-1-15 . . . . . | $ 5,000 | $ 5,000 |
| Diageo Capital plc (GTD by Diageo plc), | | |
| 0.620%, 4-10-15 . . . . | 6,000 | 5,999 |
| Ecolab, Inc., | | |
| 0.480%, 4-9-15 . . . . . | 4,000 | 3,999 |
| Kellogg Co., | | |
| 0.470%, 4-7-15 . . . . . | 7,989 | 7,988 |
| Mondelez International, Inc.: | | |
| 0.400%, 4-2-15 . . . . . | 5,000 | 5,000 |
| 0.460%, 4-8-15 . . . . . | 5,000 | 4,999 |
| PacifiCorp: | | |
| 0.550%, 4-2-15 . . . . . | 5,000 | 5,000 |
| 0.610%, 4-13-15 . . . . | 10,000 | 9,998 |
| Walgreens Boots Alliance, Inc., | | |
| 0.440%, 4-9-15 . . . . . | 10,000 | 9,999 |
| | | 93,975 |
| **Master Note – 0.2%** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4-1-15 (I) . . . | 4,633 | 4,633 |
| **TOTAL SHORT-TERM SECURITIES – 4.3%** | | $ **98,608** |
| (Cost: $98,609) | | |
| **TOTAL INVESTMENT SECURITIES – 98.0%** | | **$2,248,982** |
| (Cost: $2,304,850) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.0%** | | 45,740 |
| **NET ASSETS – 100.0%** | | **$2,294,722** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $1,097,143 or 47.8% of net assets.

(D) Payment-in-kind bonds.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar, EUR – Euro and GBP – British Pound).

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(G) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(H) Rate shown is the yield to maturity at March 31, 2015.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 3,788 | U.S. Dollar | 5,709 | 4-13-15 | Morgan Stanley International | $ 91 | $— |
| Canadian Dollar | 7,806 | U.S. Dollar | 6,180 | 4-13-15 | Morgan Stanley International | 17 | — |
| Euro | 5,650 | U.S. Dollar | 6,081 | 4-13-15 | Morgan Stanley International | 5 | — |
| | | | | | | $113 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ — | $ — | $ 138 |
| Energy | 2,111 | — | — |
| Financials | 2,841 | — | — |
| Industrials | 2,776 | — | — |
| Utilities | 799 | — | — |
| Total Common Stocks | $ 8,527 | $ — | $ 138 |
| Preferred Stocks | 6,090 | 1,463 | — |
| Warrants | — | 204 | — |
| Corporate Debt Securities | — | 1,605,568 | — |
| Loans | — | 422,803 | 105,581 |
| Short-Term Securities | — | 98,608 | — |
| Total | $ 14,617 | $2,128,646 | $ 105,719 |
| Forward Foreign Currency Contracts | $ — | $ 113 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Corporate Debt Securities | Loans |
|---|---|---|---|
| Beginning Balance 10–1–14 | $ 137 | $ 41,984 | $ 178,454 |
| Net realized gain (loss) | — | — | (1,266) |
| Net change in unrealized appreciation (depreciation) | 1 | — | (1,030) |
| Purchases | — | — | 21,643 |
| Sales | — | — | (12,931) |
| Amortization/Accretion of premium/discount | — | — | 119 |
| Transfers into Level 3 during the period | — | — | 24,955 |
| Transfers out of Level 3 during the period | — | (41,984) | (104,363) |
| Ending Balance 3–31–15 | $ 138 | $ — | $ 105,581 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-15 | $ 1 | $ — | $ (992) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 3-31-15 | Valuation Technique(s) | Unobservable Input(s) |
|---|---|---|---|
| **Assets** | | | |
| Common Stocks | $ 138 | Broker | Broker quotes |
| Loans | $105,581 | Third-party valuation service | Broker quotes |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **84.6%** |
| Municipal Bonds | 84.6% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **15.4%** |

## Lipper Rankings

| Category: Lipper General Municipal Debt Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 193/252 | 77 |
| 3 Year | 167/226 | 74 |
| 5 Year | 122/204 | 60 |
| 10 Year | 41/150 | 28 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **78.1%** |
| AAA | 3.7% |
| AA | 31.0% |
| A | 29.2% |
| BBB | 14.2% |
| **Non-Investment Grade** | **6.5%** |
| BB | 1.3% |
| B | 1.2% |
| Non-rated | 4.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **15.4%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **Alabama – 1.4%** | | |
| The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33 | $2,000 | $ 2,374 |
| The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33 | 2,500 | 2,871 |
| Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1–1–35 (A) | 6,555 | 7,472 |
| | | 12,717 |
| **Alaska – 0.2%** | | |
| AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21 | 1,735 | 2,000 |
| **Arizona – 1.2%** | | |
| AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26 | 2,000 | 2,271 |
| Coconino Cnty, AZ Pollutn Ctl Corp., Pollutn Ctl Rfdg Rev Bonds (NV Power Co. Proj), Ser 2006A, (Auction Rate Sec) (Insured by FGIC), 0.448%, 9–1–32 (B) | 3,000 | 2,869 |
| Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25 | 2,500 | 2,945 |
| Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25 | 2,000 | 2,333 |
| | | 10,418 |
| **California – 14.3%** | | |
| ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39 | 1,000 | 1,195 |
| Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39 | 3,000 | 3,541 |
| Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.971%, 4–1–45 (B) | 4,000 | 4,048 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.120%, 4–1–45 (B) | $8,500 | $8,671 |
| CA (School Facilities) GO Bonds, 5.000%, 11–1–30 | 3,000 | 3,533 |
| CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42 | 1,900 | 2,115 |
| CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12–1–16 | 10 | 11 |
| CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39 | 3,000 | 3,473 |
| CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38 | 2,000 | 2,407 |
| CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39 | 4,000 | 4,470 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29 | 1,000 | 1,150 |
| CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23 | 2,085 | 2,267 |
| CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A, 5.000%, 1–1–22 | 1,500 | 1,576 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–33 | 1,000 | 1,061 |
| CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010: | | |
| 6.000%, 7–1–40 | 1,745 | 1,875 |
| 6.350%, 7–1–46 | 970 | 1,052 |
| CA Various Purp GO Bonds: | | |
| 5.250%, 9–1–26 | 3,500 | 4,193 |
| 5.500%, 4–1–28 | 5 | 5 |
| 5.250%, 10–1–29 | 2,500 | 2,917 |
| 5.750%, 4–1–31 | 5,000 | 5,864 |
| 6.000%, 3–1–33 | 1,000 | 1,216 |
| 5.000%, 4–1–37 | 5,000 | 5,733 |
| 6.000%, 11–1–39 | 4,500 | 5,463 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33 | $8,000 | $9,218 |
| Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36 | 750 | 889 |
| Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9–1–24 | 2,000 | 2,452 |
| Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp, 5.750%, 2–1–30 | 2,000 | 2,274 |
| Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.485%, 3–1–34 (B) | 2,000 | 2,001 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–29 | 1,500 | 1,730 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A: | | |
| 5.000%, 6–1–33 (A) | 3,165 | 3,653 |
| 5.000%, 6–1–34 (A) | 2,840 | 3,278 |
| Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A: | | |
| 0.000%, 8–1–31 (C) | 3,315 | 1,740 |
| 0.000%, 8–1–32 (C) | 5,000 | 2,485 |
| 0.000%, 8–1–33 (C) | 5,000 | 2,357 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39 | 2,750 | 3,053 |
| Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34 | 3,000 | 3,449 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40 | 1,500 | 1,777 |
| Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40 | 1,000 | 1,138 |
| Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28 | 500 | 563 |
| San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35 | 1,000 | 1,114 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21 | $3,185 | $ 3,791 |
| Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27 | 1,000 | 1,164 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34 | 500 | 613 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30 | 1,000 | 1,190 |
| The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5–15–34 | 3,500 | 4,048 |
| The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B (Insured by AMBAC), 5.500%, 5–15–20 | 1,500 | 1,504 |
| Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29 | 1,000 | 1,173 |
| Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41 | 2,185 | 2,513 |
| | | 127,003 |
| **Colorado – 2.4%** | | |
| City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23 | 2,065 | 2,393 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A: | | |
| 6.750%, 12–1–23 | 1,390 | 1,617 |
| 7.400%, 12–1–38 | 1,000 | 1,219 |
| CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40 | 2,975 | 3,332 |
| CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008: | | |
| 5.500%, 11–1–27 | 730 | 845 |
| 5.500%, 11–1–27 | 270 | 312 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Colorado** (Continued) | | |
| Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12–1–40 | $3,250 | $ 3,628 |
| Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28 | 2,500 | 2,949 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30 | 4,250 | 5,055 |
| | | 21,350 |
| **Connecticut – 0.3%** | | |
| Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34 | 2,500 | 2,825 |
| **District Of Columbia – 1.2%** | | |
| DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39 | 2,250 | 2,652 |
| Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (C) | 6,500 | 7,717 |
| | | 10,369 |
| **Florida – 5.7%** | | |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39 | 2,500 | 2,798 |
| Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20 | 1,000 | 1,165 |
| Citizens Ppty Ins Corp., Sr Secured Bonds, Ser 2012A-1, 1.270%, 6–1–15 (B) | 4,500 | 4,508 |
| Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17 | 3,600 | 3,942 |
| Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29 | 3,600 | 4,157 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36 | 2,500 | 2,879 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Florida** (Continued) | | |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41 | $2,885 | $ 3,343 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23 | 1,500 | 1,728 |
| Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26 | 2,500 | 2,888 |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22 | 5,000 | 6,120 |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23 | 2,500 | 2,896 |
| Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34 | 3,000 | 3,700 |
| Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35 | 2,500 | 2,888 |
| South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39 | 1,000 | 1,123 |
| St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40 | 3,500 | 3,951 |
| Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22 | 2,250 | 2,639 |
| | | 50,725 |
| **Georgia – 1.8%** | | |
| Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23 | 2,000 | 2,436 |
| Atlanta Dev Auth Edu Fac, Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7–1–37 | 3,500 | 3,780 |
| Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39 | 3,000 | 3,444 |
| DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40 | 1,500 | 1,661 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Georgia** (Continued) | | |
| Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.307%, 1–1–24 (B) . . . . | $1,000 | $ 960 |
| Griffin, GA Combined Pub Util Rev Rfdg Bonds, Ser 2012 (Insured by AGM): | | |
| 3.000%, 1–1–16 . . . . . . . | 1,050 | 1,070 |
| 3.000%, 1–1–17 . . . . . . . | 500 | 519 |
| Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, | | |
| 6.000%, 1–1–23 . . . . . . . | 2,100 | 2,438 |
| | | 16,308 |
| **Idaho – 0.5%** | | |
| Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011: | | |
| 5.750%, 9–1–19 . . . . . . . | 750 | 886 |
| 5.750%, 9–1–20 . . . . . . . | 1,000 | 1,205 |
| ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, | | |
| 6.750%, 11–1–37 . . . . . . | 2,000 | 2,335 |
| | | 4,426 |
| **Illinois – 3.9%** | | |
| Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, | | |
| 5.700%, 5–1–36 . . . . . . . | 1,750 | 1,778 |
| Chicago GO Bonds, Proj Ser 2011A, | | |
| 5.250%, 1–1–35 . . . . . . . | 1,500 | 1,529 |
| Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008: | | |
| 5.750%, 6–1–28 . . . . . . . | 620 | 694 |
| 5.750%, 6–1–28 . . . . . . . | 380 | 437 |
| IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, | | |
| 6.500%, 4–1–39 . . . . . . . | 2,500 | 2,830 |
| IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, | | |
| 7.250%, 11–1–30 . . . . . . | 2,500 | 3,029 |
| IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, | | |
| 5.750%, 7–1–33 . . . . . . . | 2,500 | 2,883 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC - Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21 . . . . . . | $2,000 | $ 2,235 |
| IL GO Bonds, Ser 2012A, 4.000%, 1–1–23 . . . . . . . | 8,750 | 9,259 |
| IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26 . . . . . . | 1,700 | 2,000 |
| IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35 . . . . . . . | 3,000 | 3,399 |
| Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (C) . . . | 2,000 | 558 |
| Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24 . . . . . . . | 3,080 | 3,952 |
| | | 34,583 |
| **Indiana – 0.5%** | | |
| IN State Office Bldg Comsn, Capitol Complex Rev Bonds (Senate Avenue Prkg Fac), Ser 1990A (Insured by NPFGC), 7.400%, 7–1–15 . . . . . . . | 1,655 | 1,684 |
| IN State Office Bldg Comsn, Capitol Complex Rev Bonds (State Office Bldg I Fac), Ser 1990B (Insured by NPFGC), 7.400%, 7–1–15 . . . . . . . | 2,855 | 2,907 |
| | | 4,591 |
| **Iowa – 0.8%** | | |
| Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31 . . . . . . . | 1,000 | 1,091 |
| IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27 . . . . . . . | 2,500 | 2,915 |
| IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39 . . . . . . . | 2,145 | 2,242 |
| IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33 . . . . . . . | 1,000 | 988 |
| | | 7,236 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Kansas – 0.7%** | | |
| Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38 . . . . . . . . | $2,000 | $2,189 |
| Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32 . . . . . . . | 3,000 | 3,310 |
| Unif Govt of Wyandotte Cnty/Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27 . . . . . . . | 655 | 663 |
| | | 6,162 |
| **Kentucky – 0.9%** | | |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 6.375%, 6–1–40 . . . . . . . . | 4,500 | 5,212 |
| 6.500%, 3–1–45 . . . . . . . . | 2,000 | 2,326 |
| | | 7,538 |
| **Louisiana – 2.2%** | | |
| Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28 . . . . . . . . | 1,000 | 1,146 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44 . . . . . . . | 5,250 | 6,148 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33 . . . . . . . . | 1,000 | 1,160 |
| Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20 . . . . . . . | 2,040 | 2,387 |
| New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40 . . . . . . . . | 1,000 | 1,150 |
| New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1-1–23 . . . . . . . . | 1,500 | 1,740 |
| New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12–1–25 . . . . . . . | 1,500 | 1,699 |

## Column 1

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Louisiana** (Continued) | | |
| New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM): | | |
| 5.000%, 12–1–26 | $2,000 | $ 2,289 |
| 5.000%, 12–1–27 | 1,500 | 1,703 |
| | | 19,422 |
| **Maine – 0.1%** | | |
| ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, | | |
| 5.875%, 12–1–39 | 1,020 | 1,135 |
| **Maryland – 1.0%** | | |
| MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, | | |
| 5.750%, 6–1–35 | 1,750 | 1,900 |
| MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, | | |
| 0.945%, 5–15–38 (B) | 5,460 | 5,503 |
| MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, | | |
| 6.000%, 7–1–40 | 1,500 | 1,585 |
| | | 8,988 |
| **Massachusetts – 1.3%** | | |
| MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, | | |
| 6.375%, 7–1–30 | 2,315 | 2,570 |
| MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, | | |
| 5.625%, 10–15–40 | 1,000 | 1,086 |
| MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, | | |
| 5.750%, 7–1–39 | 1,615 | 1,832 |
| The Cmnwlth of MA, GO Rfdg Bonds (SIFMA Index Bonds), Ser 2013A, | | |
| 0.380%, 2–1–17 (B) | 6,000 | 6,014 |
| | | 11,502 |
| **Michigan – 2.1%** | | |
| Board of Trustees of Grand Vly, State Univ, Gen Rev Bonds, Ser 2009, | | |
| 5.750%, 12–1–34 | 1,000 | 1,088 |
| MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, | | |
| 5.000%, 12–1–35 | 2,500 | 2,824 |

## Column 2

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Michigan** (Continued) | | |
| MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, | | |
| 5.750%, 11–15–39 | $4,250 | $ 4,835 |
| Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, | | |
| 8.000%, 9–1–29 | 3,950 | 4,879 |
| Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, | | |
| 6.000%, 8–1–39 | 2,000 | 2,402 |
| State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, | | |
| 6.000%, 10–15–38 | 2,000 | 2,307 |
| | | 18,335 |
| **Minnesota – 0.6%** | | |
| Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, | | |
| 5.250%, 5–15–36 | 2,000 | 2,089 |
| Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, | | |
| 6.750%, 11–15–32 | 1,000 | 1,181 |
| Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, | | |
| 5.000%, 1–1–20 | 2,000 | 2,313 |
| | | 5,583 |
| **Missouri – 1.7%** | | |
| Belton, MO, Cert of Part, Ser 2008, | | |
| 5.125%, 3–1–25 | 1,000 | 1,091 |
| Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, | | |
| 6.250%, 3–1–24 | 2,135 | 2,138 |
| Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, | | |
| 5.625%, 5–15–39 | 2,250 | 2,531 |
| Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, | | |
| 5.750%, 6–1–39 | 1,000 | 1,142 |
| MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A: | | |
| 5.000%, 12–1–29 (A) | 1,550 | 1,818 |

## Column 3

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| 5.000%, 12–1–30 (A) | $1,200 | $ 1,399 |
| 5.000%, 12–1–31 (A) | 1,000 | 1,161 |
| Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, | | |
| 6.750%, 6–15–35 | 2,500 | 2,593 |
| St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), | | |
| 0.000%, 7–15–36 (C) | 2,350 | 959 |
| The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, | | |
| 6.000%, 9–1–24 (D) | 1,895 | 133 |
| | | 14,965 |
| **Nebraska – 0.1%** | | |
| Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bds (Immanuel Oblig Grp), Ser 2010, | | |
| 5.625%, 1–1–40 | 1,000 | 1,114 |
| **Nevada – 0.6%** | | |
| Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, | | |
| 8.000%, 6–15–30 | 3,000 | 3,486 |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, | | |
| 8.000%, 12–1–25 | 1,715 | 2,076 |
| | | 5,562 |
| **New Hampshire – 0.7%** | | |
| Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, | | |
| 6.125%, 10–1–39 | 1,635 | 1,845 |
| NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, | | |
| 6.875%, 7–1–41 | 1,000 | 1,146 |
| NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), | | |
| 7.000%, 4–1–38 | 1,985 | 2,424 |
| NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2006A, | | |
| 5.650%, 1–1–36 | 345 | 350 |
| | | 5,765 |

## Column 1

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **New Jersey – 4.9%** | | |
| Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21 | $ 2,500 | $ 2,995 |
| NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC-Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31 | 2,900 | 3,280 |
| NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24 | 2,545 | 2,832 |
| NJ Econ Dev Auth, Sch Fac Constr Rfdg Notes (SIFMA Index Notes), Ser 2013I, 1.620%, 3–1–28 (B) | 12,000 | 11,800 |
| NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32 | 1,000 | 1,255 |
| NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1: | | |
| 5.000%, 12–1–19 | 1,385 | 1,561 |
| 5.500%, 12–1–21 | 1,145 | 1,337 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38 | 1,500 | 1,691 |
| NJ Tpk Auth, Tpk Rev Bonds, Ser 2000D, 0.103%, 1–1–30 (B) | 6,625 | 6,161 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (C) | 10,000 | 2,849 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22 | 3,500 | 4,023 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22 | 1,000 | 1,207 |
| Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21 | 2,500 | 3,027 |
| | | 44,018 |
| **New Mexico – 0.1%** | | |
| NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30 | 1,070 | 1,098 |

## Column 2

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **New York – 5.6%** | | |
| Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36 | $1,125 | $ 1,296 |
| NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.180%, 7–1–29 (B) | 8,900 | 8,321 |
| NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.444%, 12–1–23 (B) | 4,350 | 4,171 |
| NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.102%, 5–1–34 (B) | 8,000 | 7,420 |
| NYC GO Bonds, Ser 2014D-1, 5.000%, 8–1–30 | 2,000 | 2,326 |
| NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39 | 2,000 | 2,098 |
| NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A: | | |
| 0.000%, 3–1–25 (C) | 2,675 | 2,007 |
| 0.000%, 3–1–26 (C) | 2,685 | 1,910 |
| 0.000%, 3–1–27 (C) | 2,500 | 1,694 |
| NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29 | 2,600 | 3,108 |
| Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30 | 4,490 | 5,082 |
| Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31 | 8,500 | 10,109 |
| | | 49,542 |
| **North Carolina – 0.4%** | | |
| NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24 | 1,000 | 1,197 |
| NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A: | | |
| 0.000%, 1–1–37 (C) | 3,000 | 1,342 |
| 5.750%, 1–1–39 | 1,000 | 1,129 |
| | | 3,668 |

## Column 3

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Ohio – 1.4%** | | |
| Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33 | $1,000 | $ 1,220 |
| OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10–1–19 | 2,000 | 2,257 |
| OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30 | 4,500 | 5,256 |
| OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40 | 1,000 | 1,113 |
| OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33 | 2,000 | 2,189 |
| OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9–1–33 | 450 | 468 |
| | | 12,503 |
| **Oklahoma – 0.1%** | | |
| OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28 | 1,000 | 1,135 |
| **Oregon – 0.8%** | | |
| Port of Portland, OR, Portland Intl Arpt Rfdg RevBonds, Ser Twenty-Three, 5.000%, 7–1–33 | 5,000 | 5,857 |
| Port of Portland, Portland Intl Arpt, Rev Bonds, SubSer 20C, 5.000%, 7–1–22 | 1,000 | 1,165 |
| | | 7,022 |
| **Pennsylvania – 6.0%** | | |
| Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39 | 1,000 | 1,248 |
| Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A: | | |
| 6.000%, 6–1–29 | 2,000 | 2,343 |
| 6.000%, 6–1–36 | 2,750 | 3,210 |

## Column 1

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Pennsylvania** (Continued) | | |
| Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39 | $ 3,500 | $ 3,845 |
| PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26 | 2,500 | 2,823 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (C) | 4,000 | 4,753 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41 | 2,250 | 2,572 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (C) | 8,500 | 9,301 |
| Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31 | 2,600 | 2,933 |
| Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6–15–22 | 5,000 | 5,745 |
| Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24 | 10,750 | 12,163 |
| Sch Dist of Philadelphia, GO Bonds, Ser 2015A: | | |
| 5.000%, 9–1–34 (A) | 1,000 | 1,117 |
| 5.000%, 9–1–35 (A) | 1,000 | 1,112 |
| | | 53,165 |
| **Puerto Rico – 1.3%** | | |
| Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21 | 1,500 | 1,282 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7–1–28 | 1,000 | 1,010 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38 | 3,500 | 2,439 |
| PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8-1-31 | 1,750 | 898 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 0.000%, 8–1–32 (C) | 5,000 | 3,308 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (C) | 4,500 | 2,139 |
| | | 11,076 |

## Column 2

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Rhode Island – 0.6%** | | |
| RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5–15–30 | $1,590 | $ 1,859 |
| RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18 | 3,350 | 3,625 |
| | | 5,484 |
| **South Carolina – 1.1%** | | |
| SC Jobs–Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42 | 4,015 | 5,014 |
| SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12–1–31 | 4,300 | 5,028 |
| | | 10,042 |
| **South Dakota – 0.1%** | | |
| SD Hlth and Edu Fac Auth (Huron Rgnl Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16 | 760 | 781 |
| **Tennessee – 1.2%** | | |
| Memphis–Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1: | | |
| 5.750%, 7–1–19 | 2,220 | 2,598 |
| 5.750%, 7–1–20 | 1,330 | 1,592 |
| The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36 | 3,000 | 3,162 |
| The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38 | 2,500 | 2,948 |
| | | 10,300 |
| **Texas – 11.1%** | | |
| Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8–15–27 | 2,000 | 2,232 |
| Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45 | 3,250 | 3,740 |

## Column 3

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Cap Area Cultural Ed Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45 | $ 1,000 | $ 1,169 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24 | 2,500 | 3,158 |
| Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34 | 2,000 | 2,008 |
| Dallas Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34 | 2,500 | 2,891 |
| Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38 | 2,500 | 2,897 |
| Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27 | 2,500 | 3,034 |
| Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26 | 2,500 | 2,791 |
| Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 5.750%, 2–15–28 | 1,000 | 1,028 |
| Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.620%, 5–15–34 (B) | 3,500 | 3,508 |
| Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A: | | |
| 6.250%, 5–15–28 | 2,480 | 2,849 |
| 6.250%, 5–15–28 | 20 | 23 |
| Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17 | 5,000 | 5,265 |
| North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (C) | 25,000 | 14,194 |
| Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8–15–39 | 1,000 | 1,148 |

## Column 1

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp.-Edgemere Proj), Ser 2006A, 6.000%, 11–15–36 | $ 4,000 | $ 4,196 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37 | 3,000 | 3,082 |
| Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26 | 1,500 | 1,685 |
| TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16 | 2,000 | 2,123 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39 | 2,000 | 2,394 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010: | | |
| 7.500%, 6–30–33 | 2,250 | 2,809 |
| 7.000%, 6–30–40 | 5,000 | 6,095 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40 | 2,500 | 2,888 |
| TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5–1–26 | 3,740 | 4,485 |
| TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC), 0.000%, 8–15–26 (C) | 24,500 | 17,275 |
| | | 98,967 |
| **Vermont – 0.0%** | | |
| VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37 | 100 | 100 |
| **Virgin Islands – 0.1%** | | |
| VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note-Diageo Proj), Ser 2009A, 6.750%, 10–1–37 | 1,000 | 1,147 |

## Column 2

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Virginia – 0.5%** | | |
| Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29 | $2,500 | $ 2,939 |
| Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27 | 1,605 | 1,872 |
| | | 4,811 |
| **Washington – 2.2%** | | |
| Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41 | 3,000 | 3,484 |
| WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39 | 1,000 | 1,167 |
| WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29 | 2,500 | 3,058 |
| WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36 | 2,910 | 3,115 |
| WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B, 7.125%, 7–1–16 | 8,200 | 8,888 |
| | | 19,712 |
| **Wisconsin – 0.6%** | | |
| WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5–1–33 | 1,000 | 1,164 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39 | 1,500 | 1,685 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39 | 2,000 | 2,413 |
| | | 5,262 |
| **Wyoming – 0.3%** | | |
| WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.700%, 12–1–27 | 1,420 | 1,463 |

## Column 3

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Wyoming** (Continued) | | |
| WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28 | $1,000 | $ 1,113 |
| | | 2,576 |
| **TOTAL MUNICIPAL BONDS – 84.6%** | | **$753,031** |
| (Cost: $668,285) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper (E) – 4.0%** | | |
| Baxter International, Inc., 0.630%, 4–15–15 | 5,000 | 4,999 |
| Becton Dickinson & Co.: | | |
| 0.430%, 4–2–15 | 5,000 | 5,000 |
| 0.440%, 4–7–15 | 5,000 | 4,999 |
| Bemis Co., Inc.: | | |
| 0.500%, 4–7–15 | 3,958 | 3,958 |
| 0.500%, 4–9–15 | 5,000 | 4,999 |
| Kroger Co. (The), 0.500%, 4–6–15 | 4,000 | 4,000 |
| NBCUniversal Enterprise, Inc., 0.420%, 4–1–15 | 2,900 | 2,900 |
| Virginia Electric and Power Co., 0.500%, 4–22–15 | 5,000 | 4,998 |
| | | 35,853 |
| **Master Note – 0.0%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (F) | 31 | 31 |
| **Municipal Obligations – 12.8%** | | |
| CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), 0.010%, 4–1–15 (F) | 7,100 | 7,100 |
| CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.010%, 4–1–15 (F) | 2,100 | 2,100 |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 4–7–15 (F) | 1,500 | 1,500 |
| City of Chicago, GO Var Rate Demand Bonds, Ser 2003B-1 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (F) | 4,700 | 4,700 |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.030%, 4–7–15 (F) | 4,200 | 4,200 |

**SHORT-TERM SECURITIES** (Continued)

| Municipal Obligations (Continued) | Principal | Value |
|---|---|---|
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.030%, 4–7–15 (F) . . . . | $3,700 | $3,700 |
| Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.020%, 4–7–15 (F) . . . . | 340 | 340 |
| Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (F) . . . . | 1,325 | 1,325 |
| Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (F) . . . . | 2,500 | 2,500 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.010%, 4–1–15 (F) . . . . | 4,500 | 4,500 |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.020%, 4–7–15 (F) . . . . | 1,500 | 1,500 |
| MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.020%, 4–7–15 (F) . . . . | 2,000 | 2,000 |

**SHORT-TERM SECURITIES** (Continued)

| Municipal Obligations (Continued) | Principal | Value |
|---|---|---|
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 4–1–15 (F) . . . | $ 6,915 | $ 6,915 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 4–1–15 (F) . . . | 20,990 | 20,990 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 4–1–15 (F) . . . | 19,000 | 19,000 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.010%, 4–7–15 (F) . . . | 6,300 | 6,300 |
| NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (F) . . . | 6,000 | 6,000 |
| NYC GO Bonds, Fiscal 2008 Series L-4, 0.010%, 4–1–15 (F) . . . | 2,000 | 2,000 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (F) . . . | 3,045 | 3,045 |

**SHORT-TERM SECURITIES** (Continued)

| Municipal Obligations (Continued) | Principal | Value |
|---|---|---|
| Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (F) . . | $3,549 | $ 3,549 |
| Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.020%, 4–7–15 (F) . . | 4,000 | 4,000 |
| WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (F) . . | 6,320 | 6,320 |
| | | 113,584 |
| **TOTAL SHORT-TERM SECURITIES – 16.8%** | | **$149,468** |
| (Cost: $149,469) | | |
| **TOTAL INVESTMENT SECURITIES – 101.4%** | | **$902,499** |
| (Cost: $817,754) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4)%** | | **(12,054)** |
| **NET ASSETS – 100.0%** | | **$890,445** |

**Notes to Schedule of Investments**

(A) Purchased on a when-issued basis with settlement subsequent to March 31, 2015.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(C) Zero coupon bond.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Municipal Bonds | $ — | $753,031 | $ — |
| Short-Term Securities | — | 149,468 | — |
| Total | $ — | $902,499 | $ — |

During the period ended March 31, 2015, securities totaling $16,277 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **87.9%** |
| Municipal Bonds | 87.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **12.1%** |

## Lipper Rankings

| Category: Lipper High Yield Municipal Debt Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 89/140 | 64 |
| 3 Year | 78/112 | 70 |
| 5 Year | 59/106 | 56 |
| 10 Year | 6/64 | 10 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **34.8%** |
| AA | 1.7% |
| A | 10.5% |
| BBB | 22.6% |
| **Non-Investment Grade** | **53.1%** |
| BB | 5.9% |
| B | 5.0% |
| CCC | 1.6% |
| Non-rated | 40.6% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **12.1%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# Municipal High Income Fund *(in thousands)*

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **Alabama – 0.1%** | | |
| Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9–1–32 | $ 1,000 | $ 1,139 |
| **Alaska – 0.3%** | | |
| Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46 | 2,865 | 2,250 |
| **Arizona – 3.1%** | | |
| AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.981%, 1–1–37 (A) | 10,000 | 9,060 |
| Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25 | 8,000 | 9,423 |
| Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34 | 1,500 | 1,506 |
| Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A: | | |
| 6.000%, 12–1–32 | 1,430 | 1,564 |
| 6.250%, 12–1–46 | 1,500 | 1,642 |
| Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34 | 1,380 | 1,382 |
| Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42 | 2,000 | 2,369 |
| | | 26,946 |
| **California – 5.9%** | | |
| CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36 | 1,000 | 1,001 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39 | 4,000 | 4,635 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8–1–29 | 2,225 | 2,674 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010: | | |
| 6.000%, 7–1–40 | $2,995 | $ 3,219 |
| 6.350%, 7–1–46 | 1,705 | 1,850 |
| CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29 | 1,500 | 1,792 |
| Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40 | 5,000 | 5,862 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset–Bkd Bonds, Ser 2007A–1, 5.125%, 6–1–47 | 5,000 | 3,885 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6–1–35 (B) | 6,265 | 7,201 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part: | | |
| 6.625%, 11–1–29 | 2,000 | 2,245 |
| 6.750%, 11–1–39 | 900 | 999 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40 | 2,500 | 2,962 |
| Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds: | | |
| 7.750%, 8–1–28 | 1,000 | 1,104 |
| 8.000%, 8–1–38 | 1,400 | 1,549 |
| San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41 | 4,000 | 4,932 |
| San Mateo Cmnty Fac Dist No. 2008–1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42 | 1,000 | 1,174 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset–Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37 | 5,500 | 4,742 |
| | | 51,826 |
| **Colorado – 7.5%** | | |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40 | 2,000 | 2,025 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Colorado** (Continued) | | |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40 | $4,805 | $5,068 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38 | 1,140 | 1,379 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38 | 2,700 | 3,290 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38 | 4,000 | 4,808 |
| CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40 | 5,975 | 6,692 |
| CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37 | 3,000 | 3,064 |
| CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42 | 3,665 | 3,978 |
| CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1–1–37 | 1,000 | 1,035 |
| Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45 | 5,000 | 4,160 |
| Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37 | 4,000 | 4,546 |
| North Range Metro Dist No. 2, Adams Cnty, CO, Ltd. Tax GO Bonds, Ser 2007, 5.500%, 12–15–37 | 7,300 | 7,413 |
| Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11–15–38 | 3,000 | 4,133 |
| Red Sky Ranch Metro Dist, Eagle Cnty, CO, GO Bonds, Ser 2003, 6.050%, 12–1–33 | 1,245 | 1,250 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30 | 3,000 | 3,568 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Colorado** (Continued) | | |
| Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Bonds, Ser 2006, 5.750%, 12–1–36 | $2,026 | $ 1,664 |
| Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37 | 4,118 | 4,126 |
| Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34 | 3,190 | 3,492 |
| | | 65,691 |
| **Connecticut – 0.6%** | | |
| Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39 | 4,500 | 5,452 |
| **Florida – 2.9%** | | |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009: | | |
| 6.500%, 11–1–29 | 2,250 | 2,502 |
| 6.750%, 11–1–39 | 2,390 | 2,675 |
| Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41 | 4,000 | 3,892 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A: | | |
| 6.000%, 6–15–32 | 2,600 | 2,674 |
| 6.000%, 9–15–40 | 6,000 | 6,289 |
| 6.125%, 6–15–43 | 1,000 | 1,026 |
| FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38 | 1,985 | 2,142 |
| Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47 | 3,835 | 4,337 |
| | | 25,537 |
| **Georgia – 0.8%** | | |
| DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40 | 2,000 | 2,215 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Georgia** (Continued) | | |
| Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1–1–49 | $4,000 | $4,654 |
| | | 6,869 |
| **Guam – 0.4%** | | |
| Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39 | 2,700 | 3,195 |
| **Hawaii – 0.3%** | | |
| Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A: | | |
| 8.750%, 11–15–29 | 400 | 506 |
| 9.000%, 11–15–44 | 2,000 | 2,509 |
| | | 3,015 |
| **Illinois – 8.6%** | | |
| Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36 | 2,500 | 2,539 |
| Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43 | 3,000 | 2,881 |
| Cook Cnty, IL Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40 | 4,500 | 4,886 |
| Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28 | 1,625 | 1,728 |
| IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5–15–46 | 2,500 | 2,672 |
| IL Fin Auth, Multi–Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32 | 4,660 | 4,889 |
| IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–46 | 7,000 | 7,868 |
| IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38 | 2,565 | 3,108 |
| IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39 | 3,000 | 3,626 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44 | $5,000 | $ 6,233 |
| Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32 | 3,500 | 3,688 |
| Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32 | 2,000 | 2,094 |
| State of IL GO Bonds, 5.500%, 7–1–38 | 2,000 | 2,236 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Collinsville Ltd. Incr Sales Tax Proj), Ser 2007, 5.350%, 3–1–31 | 2,260 | 1,782 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22 | 3,560 | 4,183 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22 | 695 | 763 |
| SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23 | 2,805 | 2,952 |
| SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36 | 2,675 | 2,465 |
| Vlg of Bridgeview, Cook Cnty, IL GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43 | 5,000 | 5,403 |
| Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (C) | 7,385 | 6,745 |
| Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36 | 2,420 | 2,677 |
| | | 75,418 |
| **Indiana – 3.2%** | | |
| City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47 | 6,250 | 6,974 |
| Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17 | 1,055 | 1,074 |
| Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23 | 1,030 | 1,047 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Indiana** (Continued) | | |
| IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39 | $6,335 | $ 6,812 |
| Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27 | 2,000 | 2,227 |
| Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39 | 1,000 | 1,017 |
| Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30 | 2,000 | 2,175 |
| Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30 | 3,685 | 3,965 |
| Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32 | 2,300 | 2,577 |
| | | 27,868 |
| **Iowa – 0.6%** | | |
| IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37 | 4,500 | 4,791 |
| **Kansas – 1.8%** | | |
| Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38 | 3,000 | 3,283 |
| Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30 | 2,920 | 3,139 |
| Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37 | 3,500 | 3,684 |
| Lenexa, KS, Spl Oblig Tax Incr Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27 (D) | 4,287 | 1,501 |
| Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38 | 2,500 | 2,533 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Kansas** (Continued) | | |
| Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006: | | |
| 5.000%, 12–1–16 (D) | $ 68 | $ 26 |
| 5.000%, 12–1–28 (D) | 95 | 37 |
| Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26 | 1,000 | 1,113 |
| | | 15,316 |
| **Kentucky – 1.1%** | | |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 6.375%, 6–1–40 | 5,500 | 6,371 |
| 6.500%, 3–1–45 | 2,500 | 2,907 |
| | | 9,278 |
| **Louisiana – 2.9%** | | |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33 | 1,000 | 1,161 |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39 | 11,000 | 12,172 |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7–1–39 | 6,000 | 6,283 |
| New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40 | 4,600 | 5,290 |
| | | 24,906 |
| **Maryland – 0.4%** | | |
| MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35 | 1,250 | 1,357 |
| MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25 | 2,000 | 2,237 |
| | | 3,594 |
| **Massachusetts – 1.7%** | | |
| MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42 | 4,000 | 4,564 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Massachusetts** (Continued) | | |
| MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.155%, 1–1–31 (A) | $11,500 | $ 9,861 |
| | | 14,425 |
| **Michigan – 2.8%** | | |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012: | | |
| 7.100%, 10–1–31 | 1,000 | 1,035 |
| 7.450%, 10–1–41 | 1,000 | 1,041 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A: | | |
| 5.900%, 12–1–30 | 2,000 | 2,028 |
| 6.500%, 12–1–40 | 3,000 | 3,101 |
| MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 | 9,815 | 6,208 |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42 | 7,600 | 7,578 |
| The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008: | | |
| 6.000%, 11–15–18 | 1,145 | 1,169 |
| 7.000%, 11–15–38 | 2,400 | 2,440 |
| | | 24,600 |
| **Missouri – 6.5%** | | |
| Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28 | 2,470 | 2,764 |
| Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28 | 2,045 | 2,184 |
| Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17 | 1,700 | 1,666 |
| Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A: | | |
| 5.875%, 12–1–31 | 675 | 588 |
| 6.125%, 12–1–36 | 675 | 592 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| Chillicothe, MO, Tax Incr Rev Bonds (South U.S. 65 Proj), Ser 2006: | | |
| 5.625%, 4–1–24 . . . . . . . | $ 860 | $ 742 |
| 5.625%, 4–1–27 . . . . . . . | 1,500 | 1,235 |
| Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A: | | |
| 5.400%, 10–1–26 . . . . . . . | 760 | 689 |
| 5.500%, 10–1–31 . . . . . . . | 1,500 | 1,308 |
| 5.550%, 10–1–36 . . . . . . . | 400 | 339 |
| Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, | | |
| 6.500%, 10–1–30 . . . . . . . | 1,500 | 1,706 |
| Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, | | |
| 5.000%, 11–1–23 . . . . . . . | 2,600 | 2,602 |
| Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, | | |
| 7.000%, 4–1–28 (D) . . . . . | 5,700 | 2,850 |
| Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, | | |
| 7.000%, 9–1–35 . . . . . . . . | 2,950 | 3,094 |
| MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, | | |
| 6.000%, 6–1–20 . . . . . . . . | 940 | 1,038 |
| MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, | | |
| 4.500%, 11–1–27 . . . . . . . | 3,500 | 3,623 |
| St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, | | |
| 9.000%, 11–1–31 . . . . . . . | 3,000 | 3,204 |
| St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM): | | |
| 0.000%, 7–15–36 (C) . . . . | 1,500 | 612 |
| 0.000%, 7–15–37 (C) . . . . | 2,500 | 978 |
| Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, | | |
| 5.750%, 4–1–27 (D) . . . . . | 1,250 | 620 |
| The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, | | |
| 5.750%, 3–1–27 . . . . . . . . | 1,390 | 1,441 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, | | |
| 5.950%, 11–1–29 . . . . . . | $2,700 | $ 2,762 |
| The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, | | |
| 5.875%, 11–1–35 . . . . . . | 2,500 | 2,484 |
| The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, | | |
| 5.750%, 12–1–28 (D) . . . | 1,000 | 247 |
| The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994: | | |
| 6.250%, 1–1–24 . . . . . . . | 3,875 | 3,882 |
| 6.500%, 1–1–35 . . . . . . . | 3,000 | 3,005 |
| The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, | | |
| 5.750%, 3–1–29 . . . . . . . | 1,185 | 1,194 |
| The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, | | |
| 6.000%, 9–1–24 (D) . . . . | 3,790 | 265 |
| The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, | | |
| 6.850%, 4–1–29 . . . . . . . | 3,000 | 3,108 |
| The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, | | |
| 7.000%, 8–15–32 . . . . . . | 6,000 | 6,009 |
| | | 56,831 |
| **Nebraska – 1.3%** | | |
| Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012: | | |
| 5.250%, 9–1–37 . . . . . . . | 8,000 | 8,963 |
| 5.000%, 9–1–42 . . . . . . . | 2,000 | 2,200 |
| | | 11,163 |
| **Nevada – 1.1%** | | |
| Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, | | |
| 8.000%, 6–15–30 . . . . . . | 5,000 | 5,809 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Nevada** (Continued) | | |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, | | |
| 8.000%, 12–1–38 . . . . . . | $ 3,000 | $ 3,546 |
| | | 9,355 |
| **New Jersey – 1.4%** | | |
| NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, | | |
| 5.125%, 9–15–23 . . . . . . | 2,000 | 2,192 |
| NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, | | |
| 7.500%, 12–1–32 . . . . . . | 2,500 | 3,136 |
| Tob Stlmt Fin Corp., Tob Stlmt Asset–Bkd Bonds, Ser 2007–1A, | | |
| 5.000%, 6–1–41 . . . . . . . | 8,980 | 6,932 |
| | | 12,260 |
| **New York – 3.5%** | | |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, | | |
| 6.500%, 1–1–32 . . . . . . . | 1,125 | 1,125 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, | | |
| 6.700%, 1–1–49 . . . . . . . | 3,750 | 3,745 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, | | |
| 6.700%, 1–1–49 . . . . . . . | 726 | 725 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, | | |
| 5.500%, 7–1–20 . . . . . . . | 1,453 | 1,457 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, | | |
| 2.000%, 1–1–49 . . . . . . . | 2,537 | 110 |
| NY Liberty Dev Corp. Rev Bonds (3 World Trade Center Proj), Ser 2014, | | |
| 5.000%, 11–15–44 . . . . . | 15,000 | 15,847 |

## Column 1

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **New York** (Continued) | | |
| Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39 | $1,800 | $ 1,826 |
| The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46 | 6,015 | 6,058 |
| | | 30,893 |
| **Ohio – 0.7%** | | |
| Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33 | 3,500 | 4,269 |
| Summit Cnty Port Auth, OH (Cleveland - Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40 | 1,240 | 1,422 |
| | | 5,691 |
| **Oklahoma – 0.8%** | | |
| OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005: | | |
| 6.125%, 11–15–25 | 2,000 | 2,021 |
| 6.000%, 11–15–38 | 4,550 | 4,579 |
| | | 6,600 |
| **Oregon – 1.2%** | | |
| Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38 | 4,000 | 4,815 |
| Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30 | 5,000 | 5,753 |
| | | 10,568 |
| **Pennsylvania – 1.7%** | | |
| Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39 | 3,000 | 3,743 |
| Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1–1–41 | 3,000 | 3,134 |

## Column 2

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Pennsylvania** (Continued) | | |
| Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40 | $ 6,540 | $ 6,781 |
| The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992: | | |
| 7.300%, 7–1–12 (D) | 1,850 | 537 |
| 7.350%, 7–1–22 (D) | 3,400 | 986 |
| | | 15,181 |
| **Puerto Rico – 2.8%** | | |
| Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35 | 5,000 | 4,116 |
| Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A: | | |
| 5.750%, 7–1–28 | 2,000 | 1,423 |
| 5.500%, 7–1–39 | 3,750 | 2,533 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.750%, 7–1–37 | 1,000 | 686 |
| PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.250%, 7–1–40 | 2,000 | 1,171 |
| PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43 | 13,000 | 7,606 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39 | 5,000 | 3,208 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A: | | |
| 5.375%, 8–1–39 | 5,000 | 3,008 |
| 5.500%, 8–1–42 | 1,000 | 604 |
| | | 24,355 |
| **South Carolina – 0.7%** | | |
| SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42 | 5,000 | 6,244 |
| **Tennessee – 0.6%** | | |
| Upper Cumberland Gas Util Dist (Cumberland Cnty, TN), Gas Sys Rev Rfdg Bonds, Ser 2005: | | |
| 6.800%, 5–1–19 | 1,720 | 1,764 |
| 6.900%, 5–1–29 | 3,750 | 3,845 |
| | | 5,609 |

## Column 3

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Texas – 14.1%** | | |
| Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45 | $ 1,750 | $ 2,014 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33 | 3,500 | 4,422 |
| Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010: | | |
| 0.000%, 1–1–36 (C) | 2,000 | 795 |
| 0.000%, 1–1–40 (C) | 1,500 | 489 |
| Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45 | 5,500 | 5,999 |
| Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11–1–44 | 5,000 | 5,595 |
| Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53 | 10,000 | 11,264 |
| Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38 | 2,970 | 3,332 |
| Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28 | 4,500 | 4,911 |
| HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A, 5.500%, 2–15–27 | 1,500 | 1,529 |
| Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38 | 1,600 | 1,641 |
| La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44 | 2,000 | 2,286 |
| La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38 | 5,205 | 6,046 |
| Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A, 6.625%, 7–1–36 | 6,000 | 6,186 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24 | $2,000 | $ 2,111 |
| Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A: | | |
| 6.250%, 8–15–29 | 900 | 1,024 |
| 6.500%, 8–15–39 | 1,800 | 2,067 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A: | | |
| 7.300%, 6–1–29 | 475 | 565 |
| 7.750%, 6–1–39 | 1,200 | 1,488 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36 | 6,000 | 6,294 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37 | 6,000 | 6,165 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A: | | |
| 8.125%, 11–15–39 | 750 | 728 |
| 8.250%, 11–15–44 | 7,000 | 6,840 |
| TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32 | 1,000 | 1,103 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39 | 9,750 | 11,668 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010: | | |
| 7.500%, 6–30–32 | 1,500 | 1,873 |
| 7.000%, 6–30–40 | 6,000 | 7,314 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40 | 5,400 | 6,237 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40 | $ 3,000 | $ 3,783 |
| TX Trans Comsn, Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41 | 6,445 | 7,170 |
| | | 122,939 |
| **Utah – 0.3%** | | |
| Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6–1–37 | 2,000 | 2,223 |
| **Virginia – 3.9%** | | |
| Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A: | | |
| 6.000%, 6–1–43 | 3,911 | 3,874 |
| 2.000%, 10–1–48 | 1,265 | 55 |
| Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38 | 4,865 | 5,770 |
| Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007, 0.000%, 9–1–41 (C) | 821 | 113 |
| Marquis Cmnty Dev Auth, Rev Bonds, Ser 2007, 5.625%, 9–1–41 | 2,779 | 2,551 |
| Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. - Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26 | 2,075 | 2,077 |
| VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34 | 4,590 | 4,952 |
| VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012: | | |
| 6.000%, 1–1–37 | 2,000 | 2,334 |
| 5.500%, 1–1–42 | 11,000 | 12,116 |
| | | 33,842 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Washington – 0.8%** | | |
| Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21 | $ 1,865 | $ 2,065 |
| WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38 | 4,100 | 5,054 |
| | | 7,119 |
| **Wisconsin – 1.0%** | | |
| Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B, 5.000%, 7–1–42 | 4,500 | 4,779 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A: | | |
| 6.125%, 6–1–35 | 1,000 | 1,129 |
| 6.125%, 6–1–39 | 1,000 | 1,123 |
| WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45 | 2,000 | 2,001 |
| | | 9,032 |
| **Wyoming – 0.5%** | | |
| WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38 | 4,000 | 4,418 |
| **TOTAL MUNICIPAL BONDS – 87.9%** | | **$766,439** |
| (Cost: $730,101) | | |

### SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (E) – 7.6%** | | |
| Baxter International, Inc., 0.630%, 4–15–15 | 5,000 | 4,999 |
| Becton Dickinson & Co., 0.430%, 4–2–15 | 10,000 | 10,000 |
| Bemis Co., Inc.: | | |
| 0.500%, 4–9–15 | 5,000 | 4,999 |
| 0.510%, 4–21–15 | 7,500 | 7,498 |
| Clorox Co. (The), 0.470%, 4–8–15 | 9,600 | 9,599 |
| CVS Caremark Corp.: | | |
| 0.450%, 4–10–15 | 10,000 | 9,999 |
| 0.470%, 4–27–15 | 5,000 | 4,998 |
| Kroger Co. (The), 0.500%, 4–6–15 | 4,000 | 4,000 |
| NBCUniversal Enterprise, Inc.: | | |
| 0.420%, 4–1–15 | 5,000 | 5,000 |
| 0.500%, 4–9–15 | 5,000 | 4,999 |
| | | 66,091 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (F) . . . . . | $3,608 | $3,608 |
| | | |
| **Municipal Obligations – 3.6%** | | |
| CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.010%, 4–7–15 (F) . . . . . | 1,300 | 1,300 |
| CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.010%, 4–1–15 (F) . . . . . | 3,000 | 3,000 |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 4–7–15 (F) . . . . . | 1,300 | 1,300 |
| City of Chicago, GO Var Rate Demand Bonds, Ser 2003B–1 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (F) . . . . . | 4,800 | 4,800 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.030%, 4–7–15 (F) . . . . . | $2,500 | $2,500 |
| Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (F) . . . . . | 1,000 | 1,000 |
| Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (F) . . . . . | 5,640 | 5,640 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09–1, Adj Rate Spl Tax Bonds, Ser 2014C–C (GTD by U.S. Bank N.A.), 0.010%, 4–1–15 (F) . . . . . | 3,500 | 3,500 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 4–1–15 (F) . . . | $8,000 | $ 8,000 |
| | | 31,040 |
| **TOTAL SHORT–TERM SECURITIES – 11.6%** | | **$100,739** |
| (Cost: $100,740) | | |
| **TOTAL INVESTMENT SECURITIES – 99.5%** | | **$867,178** |
| (Cost: $830,841) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | | **4,779** |
| **NET ASSETS – 100.0%** | | **$871,957** |

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2015.

(C) Zero coupon bond.

(D) Non–income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Municipal Bonds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $766,439 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 100,739 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $867,178 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Bond Fund | Cash Management | Global Bond Fund | Government Securities Fund | High Income Fund | Municipal Bond Fund | Municipal High Income Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $1,265,718 | $1,317,428 | $773,153 | $253,059 | $2,248,982 | $902,499 | $867,178 |
| Investments at Value | 1,265,718 | 1,317,428 | 773,153 | 253,059 | 2,248,982 | 902,499 | 867,178 |
| Cash | 1 | 1 | 1 | 295 | 1 | 1 | 1 |
| Cash denominated in foreign currencies at value+ | — | — | — | — | 12 | — | — |
| Investment securities sold receivable | 1,913 | — | 27 | — | 15,805 | — | — |
| Dividends and interest receivable | 11,779 | 443 | 8,738 | 1,225 | 46,310 | 9,075 | 13,550 |
| Capital shares sold receivable | 1,444 | 30,543 | 618 | 402 | 1,926 | 1,574 | 1,537 |
| Receivable from affiliates | — | 4,123 | — | — | — | — | — |
| Unrealized appreciation on forward foreign currency contracts | — | — | 192 | — | 113 | — | — |
| Variation margin receivable | — | — | 59 | — | — | — | — |
| Prepaid and other assets | 60 | 83 | 50 | 39 | 108 | 60 | 185 |
| Total Assets | 1,280,915 | 1,352,621 | 782,838 | 255,020 | 2,313,257 | 913,209 | 882,451 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | — | — | — | — | 11,306 | 20,909 | 7,206 |
| Capital shares redeemed payable | 2,566 | 41,501 | 1,688 | 496 | 5,667 | 1,537 | 2,836 |
| Distributions payable | — | 57 | — | 9 | 797 | — | 195 |
| Independent Trustees and Chief Compliance Officer fees payable | 234 | 271 | 109 | 82 | 266 | 177 | 128 |
| Distribution and service fees payable | 8 | —* | 5 | 2 | 15 | 6 | 6 |
| Shareholder servicing payable | 276 | 471 | 221 | 67 | 394 | 84 | 79 |
| Investment management fee payable | 16 | 14 | 13 | 3 | 35 | 12 | 12 |
| Accounting services fee payable | 22 | 21 | 17 | 8 | 22 | 18 | 18 |
| Other liabilities | 22 | 21 | 14 | 3 | 33 | 21 | 14 |
| Total Liabilities | 3,144 | 42,356 | 2,067 | 670 | 18,535 | 22,764 | 10,494 |
| Total Net Assets | $1,277,771 | $1,310,265 | $780,771 | $254,350 | $2,294,722 | $890,445 | $871,957 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $1,226,155 | $1,310,656 | $829,250 | $252,383 | $2,363,264 | $815,062 | $858,191 |
| Undistributed (distributions in excess of) net investment income | 272 | — | 1,022 | (353) | — | 1,563 | 1,474 |
| Accumulated net realized gain (loss) | 15,768 | (391) | (9,560) | (1,564) | (12,775) | (10,925) | (24,045) |
| Net unrealized appreciation (depreciation) | 35,576 | — | (39,941) | 3,884 | (55,767) | 84,745 | 36,337 |
| Total Net Assets | $1,277,771 | $1,310,265 | $780,771 | $254,350 | $2,294,722 | $890,445 | $871,957 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 193,558 | 1,305,754 | 193,169 | 44,186 | 270,361 | 114,569 | 170,075 |
| Class B | 581 | 747 | 681 | 233 | 1,023 | 115 | 222 |
| Class C | 1,647 | 4,155 | 2,445 | 884 | 6,197 | 1,945 | 5,069 |
| Class Y | 2,730 | N/A | 14,640 | 415 | 44,371 | N/A | N/A |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $6.44 | $1.00 | $3.70 | $5.56 | $7.13 | $7.64 | $4.97 |
| Class B | $6.43 | $1.00 | $3.70 | $5.56 | $7.13 | $7.62 | $4.97 |
| Class C | $6.43 | $1.00 | $3.70 | $5.56 | $7.13 | $7.62 | $4.97 |
| Class Y | $6.44 | N/A | $3.70 | $5.56 | $7.13 | N/A | N/A |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $1,230,142 | $1,317,428 | $813,733 | $249,175 | $2,304,850 | $817,754 | $830,841 |
| Cash denominated in foreign currencies at cost | — | — | — | — | 12 | — | — |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Bond Fund | Cash Management | Global Bond Fund | Government Securities Fund | High Income Fund | Municipal Bond Fund | Municipal High Income Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $  — | $  — | $ 1,527 | $  — | $  347 | $  — | $  — |
| Foreign dividend withholding tax | — | — | (85) | — | — | — | — |
| Interest and amortization from unaffiliated securities | 20,545 | 1,207 | 17,129 | 2,810 | 87,608 | 16,068 | 22,210 |
| Total Investment Income | 20,545 | 1,207 | 18,571 | 2,810 | 87,955 | 16,068 | 22,210 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 2,992 | 2,571 | 2,491 | 633 | 6,409 | 2,260 | 2,164 |
| Distribution and service fees: | | | | | | | |
| Class A | 1,544 | — | 932 | 306 | 2,405 | 1,079 | 1,018 |
| Class B | 20 | 4 | 14 | 7 | 40 | 5 | 6 |
| Class C | 53 | 24 | 50 | 26 | 232 | 75 | 127 |
| Shareholder servicing: | | | | | | | |
| Class A | 1,241 | 2,233 | 973 | 290 | 1,589 | 338 | 320 |
| Class B | 15 | 2 | 12 | 4 | 23 | 1 | 2 |
| Class C | 19 | 4 | 16 | 8 | 45 | 14 | 20 |
| Class Y | 18 | N/A | 39 | 2 | 235 | — | — |
| Registration fees | 47 | 59 | 44 | 32 | 56 | 36 | 39 |
| Custodian fees | 12 | 14 | 16 | 4 | 16 | 8 | 8 |
| Independent Trustees and Chief Compliance Officer fees | 33 | 33 | 22 | 6 | 60 | 23 | 21 |
| Accounting services fee | 129 | 128 | 106 | 47 | 129 | 108 | 106 |
| Professional fees | 43 | 38 | 53 | 18 | 78 | 72 | 88 |
| Other | 56 | 92 | 38 | 17 | 84 | 33 | 31 |
| Total Expenses | 6,222 | 5,202 | 4,806 | 1,400 | 11,401 | 4,052 | 3,950 |
| Less: | | | | | | | |
| Expenses in excess of limit | (80) | (4,123) | (87) | (73) | (124) | (156) | (112) |
| Total Net Expenses | 6,142 | 1,079 | 4,719 | 1,327 | 11,277 | 3,896 | 3,838 |
| Net Investment Income | 14,403 | 128 | 13,852 | 1,483 | 76,678 | 12,172 | 18,372 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 29,079 | 12 | (482) | 2,973 | (14,682) | (4,708) | (2,714) |
| Futures contracts | (5,593) | — | (662) | (489) | — | — | — |
| Forward foreign currency contracts | — | — | 743 | — | 2,235 | — | — |
| Foreign currency exchange transactions | — | — | (845) | — | (38) | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | (2,527) | — | (42,080) | 1,284 | (66,861) | 10,488 | 9,878 |
| Futures contracts | (801) | — | 471 | (168) | — | — | — |
| Forward foreign currency contracts | — | — | 329 | — | (256) | — | — |
| Foreign currency exchange transactions | — | — | 69 | — | (2) | — | — |
| Net Realized and Unrealized Gain (Loss) | 20,158 | 12 | (42,457) | 3,600 | (79,604) | 5,780 | 7,164 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $34,561 | $  140 | $(28,605) | $5,083 | $ (2,926) | $17,952 | $25,536 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Bond Fund | | Cash Management | | Global Bond Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 14,403 | $ 33,711 | $ 128 | $ 259 | $ 13,852 | $ 32,352 |
| Net realized gain (loss) on investments | 23,486 | (2,220) | 12 | 8 | (1,246) | (2,683) |
| Net change in unrealized appreciation (depreciation) | (3,328) | 7,870 | — | — | (41,211) | 6,837 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **34,561** | **39,361** | **140** | **267** | **(28,605)** | **36,506** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (15,431) | (35,945) | (128) | (257) | (13,233) | (30,476) |
| Class B | (26) | (81) | —* | —* | (32) | (97) |
| Class C | (83) | (233) | —* | (2) | (141) | (361) |
| Class Y | (353) | (736) | N/A | N/A | (981) | (2,087) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | — | — | — |
| Class B | — | — | — | — | — | — |
| Class C | — | — | — | — | — | — |
| Class Y | — | — | N/A | N/A | — | — |
| **Total Distributions to Shareholders** | **(15,893)** | **(36,995)** | **(128)** | **(259)** | **(14,387)** | **(33,021)** |
| **Capital Share Transactions** | **(19,685)** | **(123,766)** | **33,208** | **(22,906)** | **(29,357)** | **(627)** |
| **Net Increase (Decrease) in Net Assets** | **(1,017)** | **(121,400)** | **33,220** | **(22,898)** | **(72,349)** | **2,858** |
| Net Assets, Beginning of Period | 1,278,788 | 1,400,188 | 1,277,045 | 1,299,943 | 853,120 | 850,262 |
| **Net Assets, End of Period** | **$1,277,771** | **$1,278,788** | **$1,310,265** | **$1,277,045** | **$780,771** | **$853,120** |
| Undistributed net investment income | $ 272 | $ 1,762 | $ — | $ — | $ 1,022 | $ 2,402 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Government Securities Fund | | High Income Fund | |
| --- | --- | --- | --- | --- |
| | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income | $ 1,483 | $ 4,108 | $ 76,678 | $ 151,317 |
| Net realized gain (loss) on investments | 2,484 | (2,718) | (12,485) | 50,904 |
| Net change in unrealized appreciation (depreciation) | 1,116 | 2,176 | (67,119) | (40,283) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 5,083 | 3,566 | (2,926) | 161,938 |
| **Distributions to Shareholders From:** | | | | |
| Net investment income: | | | | |
| Class A | (1,796) | (4,717) | (63,956) | (127,025) |
| Class B | (2) | (9) | (218) | (578) |
| Class C | (16) | (46) | (1,363) | (2,968) |
| Class Y | (22) | (50) | (10,778) | (21,618) |
| Net realized gains: | | | | |
| Class A | — | — | (37,341) | (44,351) |
| Class B | — | — | (158) | (268) |
| Class C | — | — | (906) | (1,196) |
| Class Y | — | — | (6,110) | (7,153) |
| Total Distributions to Shareholders | (1,836) | (4,822) | (120,830) | (205,157) |
| Capital Share Transactions | (6,697) | (88,054) | 57,091 | 279,604 |
| Net Increase (Decrease) in Net Assets | (3,450) | (89,310) | (66,665) | 236,385 |
| Net Assets, Beginning of Period | 257,800 | 347,110 | 2,361,387 | 2,125,002 |
| Net Assets, End of Period | $254,350 | $257,800 | $2,294,722 | $2,361,387 |
| Undistributed (distributions in excess of) net investment income | $ (353) | $ — | $ — | $ 1 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Municipal Bond Fund | | Municipal High Income Fund | |
|---|---|---|---|---|
| | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 | Six months ended 3-31-15 (Unaudited) | Year ended 9-30-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| **Operations:** | | | | |
| Net investment income | $ 12,172 | $ 27,437 | $ 18,372 | $ 38,773 |
| Net realized loss on investments | (4,708) | (2,671) | (2,714) | (467) |
| Net change in unrealized appreciation | 10,488 | 36,397 | 9,878 | 41,375 |
| Net Increase in Net Assets Resulting from Operations | 17,952 | 61,163 | 25,536 | 79,681 |
| **Distributions to Shareholders From:** | | | | |
| Net investment income: | | | | |
| Class A | (12,049) | (28,159) | (17,756) | (37,293) |
| Class B | (8) | (23) | (20) | (61) |
| Class C | (146) | (406) | (446) | (1,037) |
| Class Y | N/A | N/A | N/A | N/A |
| Net realized gains: | | | | |
| Class A | — | — | — | — |
| Class B | — | — | — | — |
| Class C | — | — | — | — |
| Class Y | N/A | N/A | N/A | N/A |
| Total Distributions to Shareholders | (12,203) | (28,588) | (18,222) | (38,391) |
| Capital Share Transactions | 19,681 | (46,505) | 54,145 | 46,960 |
| Net Increase (Decrease) in Net Assets | 25,430 | (13,930) | 61,459 | 88,250 |
| Net Assets, Beginning of Period | 865,015 | 878,945 | 810,498 | 722,248 |
| Net Assets, End of Period | $890,445 | $865,015 | $871,957 | $810,498 |
| Undistributed net investment income | $ 1,563 | $ 1,594 | $ 1,474 | $ 1,324 |

See Accompanying Notes to Financial Statements.

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BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $6.34 | $0.07 | $ 0.11 | $ 0.18 | $(0.08) | $— | $(0.08) |
| Year ended 9-30-2014 | 6.33 | 0.16 | 0.03 | 0.19 | (0.18) | — | (0.18) |
| Year ended 9-30-2013 | 6.67 | 0.15 | (0.32) | (0.17) | (0.17) | — | (0.17) |
| Year ended 9-30-2012 | 6.46 | 0.18 | 0.23 | 0.41 | (0.20) | — | (0.20) |
| Year ended 9-30-2011 | 6.42 | 0.17 | 0.06 | 0.23 | (0.19) | — | (0.19) |
| Year ended 9-30-2010 | 6.13 | 0.15 | 0.37 | 0.52 | (0.23) | — | (0.23) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 6.34 | 0.03 | 0.10 | 0.13 | (0.04) | — | (0.04) |
| Year ended 9-30-2014 | 6.33 | 0.08 | 0.03 | 0.11 | (0.10) | — | (0.10) |
| Year ended 9-30-2013 | 6.66 | 0.07 | (0.31) | (0.24) | (0.09) | — | (0.09) |
| Year ended 9-30-2012 | 6.45 | 0.10 | 0.23 | 0.33 | (0.12) | — | (0.12) |
| Year ended 9-30-2011 | 6.42 | 0.10 | 0.05 | 0.15 | (0.12) | — | (0.12) |
| Year ended 9-30-2010 | 6.13 | 0.07 | 0.38 | 0.45 | (0.16) | — | (0.16) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 6.34 | 0.04 | 0.10 | 0.14 | (0.05) | — | (0.05) |
| Year ended 9-30-2014 | 6.33 | 0.10 | 0.03 | 0.13 | (0.12) | — | (0.12) |
| Year ended 9-30-2013 | 6.66 | 0.09 | (0.31) | (0.22) | (0.11) | — | (0.11) |
| Year ended 9-30-2012 | 6.45 | 0.12 | 0.23 | 0.35 | (0.14) | — | (0.14) |
| Year ended 9-30-2011 | 6.42 | 0.12 | 0.04 | 0.16 | (0.13) | — | (0.13) |
| Year ended 9-30-2010 | 6.13 | 0.08 | 0.38 | 0.46 | (0.17) | — | (0.17) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 6.35 | 0.08 | 0.10 | 0.18 | (0.09) | — | (0.09) |
| Year ended 9-30-2014 | 6.34 | 0.18 | 0.03 | 0.21 | (0.20) | — | (0.20) |
| Year ended 9-30-2013 | 6.67 | 0.17 | (0.31) | (0.14) | (0.19) | — | (0.19) |
| Year ended 9-30-2012 | 6.46 | 0.20 | 0.23 | 0.43 | (0.22) | — | (0.22) |
| Year ended 9-30-2011 | 6.42 | 0.19 | 0.05 | 0.24 | (0.20) | — | (0.20) |
| Year ended 9-30-2010 | 6.13 | 0.15 | 0.38 | 0.53 | (0.24) | — | (0.24) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $6.44 | 2.85% | $1,245 | 0.96%[4] | 2.26%[4] | 0.97%[4] | 2.25%[4] | 47% |
| Year ended 9-30-2014 | 6.34 | 3.03 | 1,239 | 0.96 | 2.58 | 0.97 | 2.57 | 18 |
| Year ended 9-30-2013 | 6.33 | -2.48 | 1,365 | 0.94 | 2.32 | 0.95 | 2.31 | 28 |
| Year ended 9-30-2012 | 6.67 | 6.24 | 1,584 | 0.96 | 2.74 | 0.97 | 2.73 | 24 |
| Year ended 9-30-2011 | 6.46 | 3.65 | 1,329 | 0.97 | 2.73 | 0.98 | 2.72 | 61 |
| Year ended 9-30-2010 | 6.42 | 8.61 | 1,217 | 0.99 | 2.24 | 1.00 | 2.23 | 26 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 6.43 | 2.05 | 4 | 2.26[4] | 0.97[4] | — | — | 47 |
| Year ended 9-30-2014 | 6.34 | 1.70 | 4 | 2.25 | 1.30 | — | — | 18 |
| Year ended 9-30-2013 | 6.33 | -3.70 | 6 | 2.20 | 1.06 | — | — | 28 |
| Year ended 9-30-2012 | 6.66 | 5.12 | 10 | 2.18 | 1.55 | — | — | 24 |
| Year ended 9-30-2011 | 6.45 | 2.34 | 12 | 2.12 | 1.60 | — | — | 61 |
| Year ended 9-30-2010 | 6.42 | 7.52 | 21 | 2.04 | 1.21 | — | — | 26 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 6.43 | 2.21 | 11 | 1.89[4] | 1.33[4] | — | — | 47 |
| Year ended 9-30-2014 | 6.34 | 2.08 | 11 | 1.89 | 1.65 | — | — | 18 |
| Year ended 9-30-2013 | 6.33 | -3.35 | 14 | 1.84 | 1.42 | — | — | 28 |
| Year ended 9-30-2012 | 6.66 | 5.44 | 20 | 1.85 | 1.85 | — | — | 24 |
| Year ended 9-30-2011 | 6.45 | 2.58 | 17 | 1.87 | 1.84 | — | — | 61 |
| Year ended 9-30-2010 | 6.42 | 7.69 | 20 | 1.87 | 1.37 | — | — | 26 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 6.44 | 2.84 | 18 | 0.66[4] | 2.57[4] | — | — | 47 |
| Year ended 9-30-2014 | 6.35 | 3.33 | 25 | 0.67 | 2.87 | — | — | 18 |
| Year ended 9-30-2013 | 6.34 | -2.19 | 15 | 0.65 | 2.59 | — | — | 28 |
| Year ended 9-30-2012 | 6.67 | 6.73 | 35 | 0.66 | 3.07 | — | — | 24 |
| Year ended 9-30-2011 | 6.46 | 3.94 | 57 | 0.68 | 3.00 | — | — | 61 |
| Year ended 9-30-2010 | 6.42 | 8.94 | 4 | 0.69 | 2.57 | — | — | 26 |

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $1.00 | $0.00* | $0.00 | $0.00* | $—* | $— | $—* |
| Year ended 9-30-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2010 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 1.00 | 0.00* | 0.00 | 0.00* | —* | — | —* |
| Year ended 9-30-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2010 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| **Class C Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 1.00 | 0.00* | 0.00 | 0.00* | —* | — | —* |
| Year ended 9-30-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 9-30-2010 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $1.00 | 0.01% | $1,305 | 0.17%[4] | 0.02%[4] | 0.81%[4] | -0.62%[4] |
| Year ended 9-30-2014 | 1.00 | 0.02 | 1,271 | 0.17 | 0.02 | 0.79 | -0.60 |
| Year ended 9-30-2013 | 1.00 | 0.02 | 1,290 | 0.25 | 0.02 | 0.82 | -0.55 |
| Year ended 9-30-2012 | 1.00 | 0.02 | 1,060 | 0.32 | 0.02 | 0.83 | -0.49 |
| Year ended 9-30-2011 | 1.00 | 0.02 | 1,097 | 0.34 | 0.02 | 0.79 | -0.43 |
| Year ended 9-30-2010 | 1.00 | 0.14 | 1,221 | 0.62 | 0.10 | 0.77 | -0.05 |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 1.00 | 0.01 | 1 | 0.17[4] | 0.02[4] | 1.86[4] | -1.67[4] |
| Year ended 9-30-2014 | 1.00 | 0.02 | 1 | 0.17 | 0.02 | 1.99 | -1.80 |
| Year ended 9-30-2013 | 1.00 | 0.02 | 2 | 0.26 | 0.02 | 1.33 | -1.05 |
| Year ended 9-30-2012 | 1.00 | 0.02 | 2 | 0.31 | 0.02 | 1.98 | -1.65 |
| Year ended 9-30-2011 | 1.00 | 0.02 | 4 | 0.34 | 0.02 | 1.81 | -1.45 |
| Year ended 9-30-2010 | 1.00 | 0.09 | 7 | 0.70 | 0.07 | 1.72 | -0.95 |
| **Class C Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 1.00 | 0.01 | 4 | 0.17[4] | 0.02[4] | 1.61[4] | -1.42[4] |
| Year ended 9-30-2014 | 1.00 | 0.02 | 5 | 0.17 | 0.02 | 1.59 | -1.40 |
| Year ended 9-30-2013 | 1.00 | 0.02 | 8 | 0.24 | 0.02 | 1.63 | -1.37 |
| Year ended 9-30-2012 | 1.00 | 0.02 | 5 | 0.31 | 0.02 | 1.65 | -1.32 |
| Year ended 9-30-2011 | 1.00 | 0.02 | 9 | 0.34 | 0.02 | 1.67 | -1.31 |
| Year ended 9-30-2010 | 1.00 | 0.09 | 10 | 0.68 | 0.06 | 1.65 | -0.91 |

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $3.90 | $0.06 | $(0.19) | $(0.13) | $(0.07) | $ — | $(0.07) |
| Year ended 9-30-2014 | 3.88 | 0.15 | 0.02 | 0.17 | (0.15) | — | (0.15) |
| Year ended 9-30-2013 | 4.01 | 0.16 | (0.10) | 0.06 | (0.17) | (0.02) | (0.19) |
| Year ended 9-30-2012 | 3.88 | 0.17 | 0.13 | 0.30 | (0.17) | — | (0.17) |
| Year ended 9-30-2011 | 4.05 | 0.16 | (0.19) | (0.03) | (0.14) | — | (0.14) |
| Year ended 9-30-2010 | 3.82 | 0.16 | 0.15 | 0.31 | (0.08) | — | (0.08) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 3.89 | 0.04 | (0.19) | (0.15) | (0.04) | — | (0.04) |
| Year ended 9-30-2014 | 3.88 | 0.10 | 0.01 | 0.11 | (0.10) | — | (0.10) |
| Year ended 9-30-2013 | 4.01 | 0.11 | (0.10) | 0.01 | (0.12) | (0.02) | (0.14) |
| Year ended 9-30-2012 | 3.88 | 0.12 | 0.13 | 0.25 | (0.12) | — | (0.12) |
| Year ended 9-30-2011 | 4.05 | 0.11 | (0.18) | (0.07) | (0.10) | — | (0.10) |
| Year ended 9-30-2010 | 3.82 | 0.12 | 0.15 | 0.27 | (0.04) | — | (0.04) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 3.90 | 0.05 | (0.20) | (0.15) | (0.05) | — | (0.05) |
| Year ended 9-30-2014 | 3.88 | 0.12 | 0.02 | 0.14 | (0.12) | — | (0.12) |
| Year ended 9-30-2013 | 4.01 | 0.13 | (0.10) | 0.03 | (0.13) | (0.03) | (0.16) |
| Year ended 9-30-2012 | 3.88 | 0.13 | 0.13 | 0.26 | (0.13) | — | (0.13) |
| Year ended 9-30-2011 | 4.05 | 0.12 | (0.18) | (0.06) | (0.11) | — | (0.11) |
| Year ended 9-30-2010 | 3.82 | 0.14 | 0.14 | 0.28 | (0.05) | — | (0.05) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 3.90 | 0.07 | (0.20) | (0.13) | (0.07) | — | (0.07) |
| Year ended 9-30-2014 | 3.88 | 0.16 | 0.03 | 0.19 | (0.17) | — | (0.17) |
| Year ended 9-30-2013 | 4.02 | 0.18 | (0.12) | 0.06 | (0.18) | (0.02) | (0.20) |
| Year ended 9-30-2012 | 3.88 | 0.18 | 0.14 | 0.32 | (0.18) | — | (0.18) |
| Year ended 9-30-2011 | 4.06 | 0.17 | (0.19) | (0.02) | (0.16) | — | (0.16) |
| Year ended 9-30-2010 | 3.83 | 0.17 | 0.16 | 0.33 | (0.10) | — | (0.10) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $3.70 | -3.44% | $715 | 1.17%[4] | 3.41%[4] | 1.19%[4] | 3.39%[4] | 5% |
| Year ended 9-30-2014 | 3.90 | 4.48 | 787 | 1.17 | 3.79 | 1.19 | 3.77 | 27 |
| Year ended 9-30-2013 | 3.88 | 1.48 | 796 | 1.19 | 4.04 | 1.21 | 4.02 | 21 |
| Year ended 9-30-2012 | 4.01 | 7.78 | 794 | 1.21 | 4.23 | 1.23 | 4.21 | 27 |
| Year ended 9-30-2011 | 3.88 | -0.72 | 778 | 1.18 | 3.93 | 1.20 | 3.91 | 30 |
| Year ended 9-30-2010 | 4.05 | 8.24 | 762 | 1.19 | 4.09 | 1.21 | 4.07 | 28 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 3.70 | -3.81 | 3 | 2.51[4] | 2.08[4] | 2.53[4] | 2.06[4] | 5 |
| Year ended 9-30-2014 | 3.89 | 2.87 | 3 | 2.45 | 2.51 | 2.47 | 2.49 | 27 |
| Year ended 9-30-2013 | 3.88 | 0.26 | 4 | 2.42 | 2.82 | 2.44 | 2.80 | 21 |
| Year ended 9-30-2012 | 4.01 | 6.51 | 6 | 2.37 | 3.07 | 2.39 | 3.05 | 27 |
| Year ended 9-30-2011 | 3.88 | -1.77 | 8 | 2.26 | 2.84 | 2.28 | 2.82 | 30 |
| Year ended 9-30-2010 | 4.05 | 7.21 | 13 | 2.16 | 3.13 | 2.18 | 3.11 | 28 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 3.70 | -3.80 | 9 | 1.95[4] | 2.64[4] | 1.97[4] | 2.62[4] | 5 |
| Year ended 9-30-2014 | 3.90 | 3.63 | 11 | 2.00 | 2.96 | 2.02 | 2.94 | 27 |
| Year ended 9-30-2013 | 3.88 | 0.62 | 12 | 2.00 | 3.22 | 2.02 | 3.20 | 21 |
| Year ended 9-30-2012 | 4.01 | 6.89 | 14 | 2.03 | 3.40 | 2.05 | 3.38 | 27 |
| Year ended 9-30-2011 | 3.88 | -1.52 | 16 | 2.02 | 3.10 | 2.04 | 3.08 | 30 |
| Year ended 9-30-2010 | 4.05 | 7.37 | 19 | 2.01 | 3.57 | 2.03 | 3.55 | 28 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 3.70 | -3.29 | 54 | 0.81[4] | 3.78[4] | 0.83[4] | 3.76[4] | 5 |
| Year ended 9-30-2014 | 3.90 | 4.88 | 52 | 0.80 | 4.15 | 0.82 | 4.13 | 27 |
| Year ended 9-30-2013 | 3.88 | 1.86 | 38 | 0.80 | 4.42 | 0.82 | 4.40 | 21 |
| Year ended 9-30-2012 | 4.02 | 8.22 | 41 | 0.81 | 4.61 | 0.83 | 4.59 | 27 |
| Year ended 9-30-2011 | 3.88 | -0.59 | 45 | 0.81 | 4.31 | 0.83 | 4.29 | 30 |
| Year ended 9-30-2010 | 4.06 | 8.63 | 3 | 0.82 | 4.19 | 0.84 | 4.17 | 28 |

See Accompanying Notes to Financial Statements.

# FINANCIAL HIGHLIGHTS
## Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GOVERNMENT SECURITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $5.49 | $0.03 | $ 0.08 | $ 0.11 | $(0.04) | $ — | $(0.04) |
| Year ended 9-30-2014 | 5.51 | 0.08 | (0.01) | 0.07 | (0.09) | — | (0.09) |
| Year ended 9-30-2013 | 5.85 | 0.07 | (0.29) | (0.22) | (0.09) | (0.03) | (0.12) |
| Year ended 9-30-2012 | 5.89 | 0.10 | 0.03 | 0.13 | (0.12) | (0.05) | (0.17) |
| Year ended 9-30-2011 | 5.90 | 0.14 | 0.07 | 0.21 | (0.15) | (0.07) | (0.22) |
| Year ended 9-30-2010 | 5.68 | 0.18 | 0.22 | 0.40 | (0.18) | — | (0.18) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 5.49 | 0.00* | 0.08 | 0.08 | (0.01) | — | (0.01) |
| Year ended 9-30-2014 | 5.51 | 0.01 | 0.00 | 0.01 | (0.03) | — | (0.03) |
| Year ended 9-30-2013 | 5.85 | 0.01 | (0.29) | (0.28) | (0.03) | (0.03) | (0.06) |
| Year ended 9-30-2012 | 5.89 | 0.03 | 0.03 | 0.06 | (0.05) | (0.05) | (0.10) |
| Year ended 9-30-2011 | 5.90 | 0.08 | 0.07 | 0.15 | (0.09) | (0.07) | (0.16) |
| Year ended 9-30-2010 | 5.68 | 0.12 | 0.22 | 0.34 | (0.12) | — | (0.12) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 5.49 | 0.01 | 0.08 | 0.09 | (0.02) | — | (0.02) |
| Year ended 9-30-2014 | 5.51 | 0.03 | 0.00 | 0.03 | (0.05) | — | (0.05) |
| Year ended 9-30-2013 | 5.85 | 0.03 | (0.29) | (0.26) | (0.05) | (0.03) | (0.08) |
| Year ended 9-30-2012 | 5.89 | 0.05 | 0.03 | 0.08 | (0.07) | (0.05) | (0.12) |
| Year ended 9-30-2011 | 5.90 | 0.09 | 0.07 | 0.16 | (0.10) | (0.07) | (0.17) |
| Year ended 9-30-2010 | 5.68 | 0.13 | 0.22 | 0.35 | (0.13) | — | (0.13) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 5.49 | 0.04 | 0.08 | 0.12 | (0.05) | — | (0.05) |
| Year ended 9-30-2014 | 5.51 | 0.10 | (0.01) | 0.09 | (0.11) | — | (0.11) |
| Year ended 9-30-2013 | 5.85 | 0.09 | (0.29) | (0.20) | (0.11) | (0.03) | (0.14) |
| Year ended 9-30-2012 | 5.89 | 0.11 | 0.03 | 0.14 | (0.13) | (0.05) | (0.18) |
| Year ended 9-30-2011 | 5.90 | 0.14 | 0.09 | 0.23 | (0.17) | (0.07) | (0.24) |
| Year ended 9-30-2010 | 5.68 | 0.19 | 0.22 | 0.41 | (0.19) | — | (0.19) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $5.56 | 2.02% | $246 | 1.03%[4] | 1.19%[4] | 1.09%[4] | 1.13%[4] | 43% |
| Year ended 9-30-2014 | 5.49 | 1.35 | 249 | 1.02 | 1.45 | 1.06 | 1.41 | 3 |
| Year ended 9-30-2013 | 5.51 | -3.80 | 336 | 1.00 | 1.31 | 1.06 | 1.25 | 26 |
| Year ended 9-30-2012 | 5.85 | 2.20 | 456 | 0.99 | 1.65 | 1.05 | 1.59 | 37 |
| Year ended 9-30-2011 | 5.89 | 3.84 | 415 | 1.01 | 2.44 | 1.07 | 2.38 | 77 |
| Year ended 9-30-2010 | 5.90 | 7.03 | 402 | 1.00 | 2.95 | 1.06 | 2.89 | 60 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 5.56 | 1.43 | 1 | 2.20[4] | 0.02[4] | 2.24[4] | -0.02[4] | 43 |
| Year ended 9-30-2014 | 5.49 | 0.13 | 2 | 2.23 | 0.24 | 2.27 | 0.20 | 3 |
| Year ended 9-30-2013 | 5.51 | -4.88 | 2 | 2.13 | 0.18 | 2.17 | 0.14 | 26 |
| Year ended 9-30-2012 | 5.85 | 1.06 | 4 | 2.13 | 0.53 | 2.17 | 0.49 | 37 |
| Year ended 9-30-2011 | 5.89 | 2.69 | 5 | 2.10 | 1.34 | 2.14 | 1.30 | 77 |
| Year ended 9-30-2010 | 5.90 | 6.02 | 8 | 1.95 | 2.03 | 1.99 | 1.99 | 60 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 5.56 | 1.60 | 5 | 1.86[4] | 0.36[4] | 1.90[4] | 0.32[4] | 43 |
| Year ended 9-30-2014 | 5.49 | 0.49 | 5 | 1.87 | 0.60 | 1.91 | 0.56 | 3 |
| Year ended 9-30-2013 | 5.51 | -4.56 | 7 | 1.79 | 0.52 | 1.83 | 0.48 | 26 |
| Year ended 9-30-2012 | 5.85 | 1.37 | 11 | 1.81 | 0.83 | 1.85 | 0.79 | 37 |
| Year ended 9-30-2011 | 5.89 | 2.97 | 10 | 1.84 | 1.60 | 1.88 | 1.56 | 77 |
| Year ended 9-30-2010 | 5.90 | 6.18 | 13 | 1.81 | 2.18 | 1.85 | 2.14 | 60 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 5.56 | 2.19 | 2 | 0.70[4] | 1.52[4] | 0.74[4] | 1.48[4] | 43 |
| Year ended 9-30-2014 | 5.49 | 1.67 | 2 | 0.69 | 1.78 | 0.73 | 1.74 | 3 |
| Year ended 9-30-2013 | 5.51 | -3.50 | 2 | 0.69 | 1.63 | 0.73 | 1.59 | 26 |
| Year ended 9-30-2012 | 5.85 | 2.53 | 19 | 0.68 | 1.97 | 0.72 | 1.93 | 37 |
| Year ended 9-30-2011 | 5.89 | 4.17 | 28 | 0.69 | 2.67 | 0.73 | 2.63 | 77 |
| Year ended 9-30-2010 | 5.90 | 7.37 | 3 | 0.70 | 3.30 | 0.74 | 3.26 | 60 |

See Accompanying Notes to Financial Statements.

# FINANCIAL HIGHLIGHTS
## Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

**HIGH INCOME FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $7.52 | $0.24 | $(0.25) | $(0.01) | $(0.24) | $(0.14) | $(0.38) |
| Year ended 9-30-2014 | 7.66 | 0.51 | 0.05 | 0.56 | (0.51) | (0.19) | (0.70) |
| Year ended 9-30-2013 | 7.43 | 0.56 | 0.24 | 0.80 | (0.57) | — | (0.57) |
| Year ended 9-30-2012 | 6.61 | 0.56 | 0.83 | 1.39 | (0.57) | — | (0.57) |
| Year ended 9-30-2011 | 6.92 | 0.55 | (0.31) | 0.24 | (0.55) | — | (0.55) |
| Year ended 9-30-2010 | 6.56 | 0.55 | 0.36 | 0.91 | (0.55) | — | (0.55) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 7.52 | 0.20 | (0.25) | (0.05) | (0.20) | (0.14) | (0.34) |
| Year ended 9-30-2014 | 7.66 | 0.42 | 0.05 | 0.47 | (0.42) | (0.19) | (0.61) |
| Year ended 9-30-2013 | 7.43 | 0.48 | 0.23 | 0.71 | (0.48) | — | (0.48) |
| Year ended 9-30-2012 | 6.61 | 0.49 | 0.82 | 1.31 | (0.49) | — | (0.49) |
| Year ended 9-30-2011 | 6.92 | 0.47 | (0.31) | 0.16 | (0.47) | — | (0.47) |
| Year ended 9-30-2010 | 6.56 | 0.48 | 0.36 | 0.84 | (0.48) | — | (0.48) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 7.52 | 0.21 | (0.25) | (0.04) | (0.21) | (0.14) | (0.35) |
| Year ended 9-30-2014 | 7.66 | 0.45 | 0.05 | 0.50 | (0.45) | (0.19) | (0.64) |
| Year ended 9-30-2013 | 7.43 | 0.50 | 0.24 | 0.74 | (0.51) | — | (0.51) |
| Year ended 9-30-2012 | 6.61 | 0.51 | 0.83 | 1.34 | (0.52) | — | (0.52) |
| Year ended 9-30-2011 | 6.92 | 0.49 | (0.31) | 0.18 | (0.49) | — | (0.49) |
| Year ended 9-30-2010 | 6.56 | 0.50 | 0.36 | 0.86 | (0.50) | — | (0.50) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 7.52 | 0.25 | (0.25) | 0.00 | (0.25) | (0.14) | (0.39) |
| Year ended 9-30-2014 | 7.66 | 0.53 | 0.05 | 0.58 | (0.53) | (0.19) | (0.72) |
| Year ended 9-30-2013 | 7.43 | 0.58 | 0.24 | 0.82 | (0.59) | — | (0.59) |
| Year ended 9-30-2012 | 6.61 | 0.59 | 0.82 | 1.41 | (0.59) | — | (0.59) |
| Year ended 9-30-2011 | 6.92 | 0.57 | (0.31) | 0.26 | (0.57) | — | (0.57) |
| Year ended 9-30-2010 | 6.56 | 0.57 | 0.36 | 0.93 | (0.57) | — | (0.57) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $7.13 | -0.03% | $1,928 | 1.00%[4] | 6.68%[4] | 1.01%[4] | 6.67%[4] | 21% |
| Year ended 9-30-2014 | 7.52 | 7.47 | 1,977 | 1.00 | 6.57 | 1.01 | 6.56 | 65 |
| Year ended 9-30-2013 | 7.66 | 11.01 | 1,782 | 1.03 | 7.39 | 1.04 | 7.38 | 92 |
| Year ended 9-30-2012 | 7.43 | 21.79 | 1,566 | 1.07 | 7.97 | 1.09 | 7.95 | 81 |
| Year ended 9-30-2011 | 6.61 | 3.22 | 1,232 | 1.08 | 7.74 | 1.10 | 7.72 | 98 |
| Year ended 9-30-2010 | 6.92 | 14.46 | 1,222 | 1.09 | 8.20 | 1.11 | 8.18 | 97 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 7.13 | -0.60 | 7 | 2.16[4] | 5.51[4] | 2.17[4] | 5.50[4] | 21 |
| Year ended 9-30-2014 | 7.52 | 6.29 | 9 | 2.11 | 5.50 | 2.12 | 5.49 | 65 |
| Year ended 9-30-2013 | 7.66 | 9.78 | 11 | 2.14 | 6.31 | 2.15 | 6.30 | 92 |
| Year ended 9-30-2012 | 7.43 | 20.45 | 14 | 2.19 | 6.90 | 2.21 | 6.88 | 81 |
| Year ended 9-30-2011 | 6.61 | 2.11 | 15 | 2.15 | 6.65 | 2.17 | 6.63 | 98 |
| Year ended 9-30-2010 | 6.92 | 13.28 | 21 | 2.14 | 7.15 | 2.16 | 7.13 | 97 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 7.13 | -0.43 | 44 | 1.78[4] | 5.89[4] | 1.79[4] | 5.88[4] | 21 |
| Year ended 9-30-2014 | 7.52 | 6.65 | 50 | 1.77 | 5.81 | 1.78 | 5.80 | 65 |
| Year ended 9-30-2013 | 7.66 | 10.15 | 47 | 1.80 | 6.60 | 1.81 | 6.59 | 92 |
| Year ended 9-30-2012 | 7.43 | 20.83 | 38 | 1.87 | 7.16 | 1.89 | 7.14 | 81 |
| Year ended 9-30-2011 | 6.61 | 2.38 | 28 | 1.89 | 6.92 | 1.91 | 6.90 | 98 |
| Year ended 9-30-2010 | 6.92 | 13.53 | 29 | 1.91 | 7.39 | 1.93 | 7.37 | 97 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 7.13 | 0.10 | 316 | 0.73[4] | 6.94[4] | 0.74[4] | 6.93[4] | 21 |
| Year ended 9-30-2014 | 7.52 | 7.76 | 325 | 0.73 | 6.83 | 0.74 | 6.82 | 65 |
| Year ended 9-30-2013 | 7.66 | 11.33 | 285 | 0.75 | 7.66 | 0.76 | 7.65 | 92 |
| Year ended 9-30-2012 | 7.43 | 22.16 | 214 | 0.77 | 8.27 | 0.79 | 8.25 | 81 |
| Year ended 9-30-2011 | 6.61 | 3.53 | 127 | 0.77 | 8.04 | 0.79 | 8.02 | 98 |
| Year ended 9-30-2010 | 6.92 | 14.82 | 110 | 0.78 | 8.51 | 0.80 | 8.49 | 97 |

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $7.59 | $0.11 | $ 0.05 | $ 0.16 | $(0.11) | $— | $(0.11) |
| Year ended 9-30-2014 | 7.30 | 0.24 | 0.30 | 0.54 | (0.25) | — | (0.25) |
| Year ended 9-30-2013 | 7.74 | 0.24 | (0.45) | (0.21) | (0.23) | — | (0.23) |
| Year ended 9-30-2012 | 7.36 | 0.28 | 0.38 | 0.66 | (0.28) | — | (0.28) |
| Year ended 9-30-2011 | 7.42 | 0.30 | (0.06) | 0.24 | (0.30) | — | (0.30) |
| Year ended 9-30-2010 | 7.27 | 0.30 | 0.15 | 0.45 | (0.30) | — | (0.30) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 7.57 | 0.07 | 0.05 | 0.12 | (0.07) | — | (0.07) |
| Year ended 9-30-2014 | 7.29 | 0.17 | 0.29 | 0.46 | (0.18) | — | (0.18) |
| Year ended 9-30-2013 | 7.72 | 0.16 | (0.44) | (0.28) | (0.15) | — | (0.15) |
| Year ended 9-30-2012 | 7.35 | 0.20 | 0.37 | 0.57 | (0.20) | — | (0.20) |
| Year ended 9-30-2011 | 7.41 | 0.23 | (0.06) | 0.17 | (0.23) | — | (0.23) |
| Year ended 9-30-2010 | 7.26 | 0.23 | 0.15 | 0.38 | (0.23) | — | (0.23) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 7.58 | 0.07 | 0.04 | 0.11 | (0.07) | — | (0.07) |
| Year ended 9-30-2014 | 7.29 | 0.18 | 0.30 | 0.48 | (0.19) | — | (0.19) |
| Year ended 9-30-2013 | 7.73 | 0.17 | (0.44) | (0.27) | (0.17) | — | (0.17) |
| Year ended 9-30-2012 | 7.35 | 0.21 | 0.38 | 0.59 | (0.21) | — | (0.21) |
| Year ended 9-30-2011 | 7.41 | 0.24 | (0.07) | 0.17 | (0.23) | — | (0.23) |
| Year ended 9-30-2010 | 7.26 | 0.24 | 0.15 | 0.39 | (0.24) | — | (0.24) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived for reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $7.64 | 2.07% | $874 | 0.87%[4] | 2.78%[4] | 0.90%[4] | 2.75%[4] | 4% |
| Year ended 9-30-2014 | 7.59 | 7.56 | 849 | 0.87 | 3.25 | 0.90 | 3.22 | 5 |
| Year ended 9-30-2013 | 7.30 | -2.69 | 860 | 0.86 | 3.09 | 0.89 | 3.06 | 9 |
| Year ended 9-30-2012 | 7.74 | 8.95 | 942 | 0.86 | 3.62 | 0.90 | 3.58 | 7 |
| Year ended 9-30-2011 | 7.36 | 3.40 | 774 | 0.87 | 4.22 | 0.91 | 4.18 | 5 |
| Year ended 9-30-2010 | 7.42 | 6.45 | 741 | 0.87 | 4.15 | 0.91 | 4.11 | 13 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 7.62 | 1.59 | 1 | 1.83[4] | 1.83[4] | 1.85[4] | 1.81[4] | 4 |
| Year ended 9-30-2014 | 7.57 | 6.36 | 1 | 1.84 | 2.29 | 1.87 | 2.26 | 5 |
| Year ended 9-30-2013 | 7.29 | -3.67 | 1 | 1.88 | 2.07 | 1.90 | 2.05 | 9 |
| Year ended 9-30-2012 | 7.72 | 7.86 | 1 | 1.85 | 2.66 | 1.87 | 2.64 | 7 |
| Year ended 9-30-2011 | 7.35 | 2.41 | 2 | 1.84 | 3.25 | 1.87 | 3.22 | 5 |
| Year ended 9-30-2010 | 7.41 | 5.44 | 2 | 1.82 | 3.21 | 1.85 | 3.18 | 13 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 7.62 | 1.51 | 15 | 1.75[4] | 1.91[4] | 1.77[4] | 1.89[4] | 4 |
| Year ended 9-30-2014 | 7.58 | 6.63 | 15 | 1.73 | 2.39 | 1.76 | 2.36 | 5 |
| Year ended 9-30-2013 | 7.29 | -3.50 | 18 | 1.70 | 2.24 | 1.72 | 2.22 | 9 |
| Year ended 9-30-2012 | 7.73 | 7.99 | 22 | 1.73 | 2.73 | 1.75 | 2.71 | 7 |
| Year ended 9-30-2011 | 7.35 | 2.50 | 13 | 1.75 | 3.34 | 1.78 | 3.31 | 5 |
| Year ended 9-30-2010 | 7.41 | 5.54 | 14 | 1.73 | 3.28 | 1.76 | 3.25 | 13 |

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | $4.93 | $0.11 | $ 0.04 | $ 0.15 | $(0.11) | $— | $(0.11) |
| Year ended 9-30-2014 | 4.67 | 0.24 | 0.26 | 0.50 | (0.24) | — | (0.24) |
| Year ended 9-30-2013 | 5.03 | 0.23 | (0.36) | (0.13) | (0.23) | — | (0.23) |
| Year ended 9-30-2012 | 4.74 | 0.24 | 0.29 | 0.53 | (0.24) | — | (0.24) |
| Year ended 9-30-2011 | 4.87 | 0.26 | (0.12) | 0.14 | (0.27) | — | (0.27) |
| Year ended 9-30-2010 | 4.70 | 0.26 | 0.17 | 0.43 | (0.26) | — | (0.26) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 4.93 | 0.08 | 0.04 | 0.12 | (0.08) | — | (0.08) |
| Year ended 9-30-2014 | 4.67 | 0.20 | 0.25 | 0.45 | (0.19) | — | (0.19) |
| Year ended 9-30-2013 | 5.03 | 0.18 | (0.36) | (0.18) | (0.18) | — | (0.18) |
| Year ended 9-30-2012 | 4.74 | 0.20 | 0.29 | 0.49 | (0.20) | — | (0.20) |
| Year ended 9-30-2011 | 4.87 | 0.22 | (0.13) | 0.09 | (0.22) | — | (0.22) |
| Year ended 9-30-2010 | 4.70 | 0.22 | 0.17 | 0.39 | (0.22) | — | (0.22) |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 3-31-2015 (unaudited) | 4.93 | 0.09 | 0.04 | 0.13 | (0.09) | — | (0.09) |
| Year ended 9-30-2014 | 4.67 | 0.20 | 0.26 | 0.46 | (0.20) | — | (0.20) |
| Year ended 9-30-2013 | 5.03 | 0.19 | (0.36) | (0.17) | (0.19) | — | (0.19) |
| Year ended 9-30-2012 | 4.74 | 0.20 | 0.29 | 0.49 | (0.20) | — | (0.20) |
| Year ended 9-30-2011 | 4.87 | 0.22 | (0.12) | 0.10 | (0.23) | — | (0.23) |
| Year ended 9-30-2010 | 4.70 | 0.23 | 0.16 | 0.39 | (0.22) | — | (0.22) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived for reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | $4.97 | 3.02% | $846 | 0.89%[4] | 4.39%[4] | 0.91%[4] | 4.37%[4] | 4% |
| Year ended 9-30-2014 | 4.93 | 11.03 | 785 | 0.90 | 5.12 | 0.93 | 5.09 | 8 |
| Year ended 9-30-2013 | 4.67 | -2.80 | 693 | 0.89 | 4.57 | 0.91 | 4.55 | 19 |
| Year ended 9-30-2012 | 5.03 | 11.51 | 791 | 0.89 | 4.95 | 0.92 | 4.92 | 6 |
| Year ended 9-30-2011 | 4.74 | 3.11 | 639 | 0.89 | 5.65 | 0.92 | 5.62 | 14 |
| Year ended 9-30-2010 | 4.87 | 9.49 | 658 | 0.89 | 5.62 | 0.93 | 5.58 | 16 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 4.97 | 2.53 | 1 | 1.86[4] | 3.43[4] | 1.88[4] | 3.41[4] | 4 |
| Year ended 9-30-2014 | 4.93 | 9.95 | 1 | 1.88 | 4.15 | 1.91 | 4.12 | 8 |
| Year ended 9-30-2013 | 4.67 | -3.75 | 2 | 1.88 | 3.58 | 1.90 | 3.56 | 19 |
| Year ended 9-30-2012 | 5.03 | 10.45 | 2 | 1.84 | 4.03 | 1.87 | 4.00 | 6 |
| Year ended 9-30-2011 | 4.74 | 2.16 | 2 | 1.83 | 4.72 | 1.86 | 4.69 | 14 |
| Year ended 9-30-2010 | 4.87 | 8.51 | 3 | 1.79 | 4.71 | 1.82 | 4.68 | 16 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended | | | | | | | | |
| 3-31-2015 (unaudited) | 4.97 | 2.59 | 25 | 1.72[4] | 3.56[4] | 1.74[4] | 3.54[4] | 4 |
| Year ended 9-30-2014 | 4.93 | 10.11 | 24 | 1.73 | 4.29 | 1.76 | 4.26 | 8 |
| Year ended 9-30-2013 | 4.67 | -3.58 | 27 | 1.70 | 3.76 | 1.72 | 3.74 | 19 |
| Year ended 9-30-2012 | 5.03 | 10.58 | 32 | 1.72 | 4.10 | 1.75 | 4.07 | 6 |
| Year ended 9-30-2011 | 4.74 | 2.23 | 21 | 1.75 | 4.80 | 1.78 | 4.77 | 14 |
| Year ended 9-30-2010 | 4.87 | 8.56 | 23 | 1.74 | 4.76 | 1.77 | 4.73 | 16 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended March 31, 2015, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be

physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads,

fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Restricted Securities.** Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

**Swap Agreements.** Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Collateral and rights of offset.** A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2015:

**Assets**

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Global Bond Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $ 198 | $— | $ 198 | $ — | $(198) | $ — | $ — |
| **High Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $3,034 | $— | $3,034 | $(168) | $(250) | $(2,274) | $342 |

*(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.*

**Liabilities**

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| **High Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $168 | $— | $168 | $(168) | $— | $— | $— |

*(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.*

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2015:

| Fund | Type of Risk Exposure | Assets Statement of Assets & Liabilities Location | Value | Liabilities Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Global Bond Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | $192 | | $— |
| | Interest rate | Unrealized appreciation on futures contracts* | 471 | | — |
| High Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 113 | | — |

*The value presented includes the cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31,2015.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2015:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Bond Fund | Interest rate | $— | $— | $(5,593) | $— | $— | $(5,593) |
| Global Bond Fund | Foreign currency | — | — | — | — | 743 | 743 |
| | Interest rate | — | — | (662) | — | — | (662) |
| Government Securities Fund | Interest rate | — | — | (489) | — | — | (489) |
| High Income Fund | Foreign currency | — | — | — | — | 2,235 | 2,235 |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2015:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Bond Fund | Interest rate | $— | $— | $(801) | $— | $— | $(801) |
| Global Bond Fund | Foreign currency | — | — | — | — | 329 | 329 |
| | Interest rate | — | — | 471 | — | — | 471 |
| Government Securities Fund | Interest rate | — | — | (168) | — | — | (168) |
| High Income Fund | Foreign currency | — | — | — | — | (256) | (256) |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended March 31, 2015, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[1] | Short futures contracts[1] | Swap agreements[2] | Purchased options[1] | Written options[1] |
|---|---|---|---|---|---|---|
| Bond Fund | $— | $— | $40,103 | $— | $— | $— |
| Global Bond Fund | 74 | 9,140 | — | — | — | — |
| Government Securities Fund | — | — | 6,360 | — | — | — |
| High Income Fund | 219 | — | — | — | — | — |

*(1) Average value outstanding during the period.*
*(2) Average notional amount outstanding during the period.*

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Funds.

## Objectives and Strategies

**Bond Fund.** The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

**Global Bond Fund.** The Fund's objectives in using derivatives during the period were to manage the exposure to various foreign currencies and to mitigate the impact of rising interest rates. To manage the exposure to various foreign currencies, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency. To mitigate the impact of rising interest rates, the Fund utilized Treasury futures.

**Government Securities Fund.** The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

**High Income Fund.** The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Fund utilized forward contracts.

## 5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | Over $1,500M |
|---|---|---|---|---|
| Bond Fund | 0.525% | 0.500% | 0.450% | 0.400% |
| Cash Management | 0.400 | 0.400 | 0.400 | 0.400 |
| Global Bond Fund | 0.625 | 0.600 | 0.550 | 0.500 |
| Government Securities Fund | 0.500 | 0.450 | 0.400 | 0.350 |
| High Income Fund | 0.625 | 0.600 | 0.550 | 0.500 |
| Municipal Bond Fund | 0.525 | 0.500 | 0.450 | 0.400 |
| Municipal High Income Fund | 0.525 | 0.500 | 0.450 | 0.400 |

Effective October 1, 2006, under terms of a settlement agreement, the management fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

| Fund (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | Over $1,500M |
|---|---|---|---|---|
| Bond Fund[1] | 0.485% | 0.500% | 0.450% | 0.400% |
| Global Bond Fund | 0.590 | 0.600 | 0.550 | 0.500 |
| Government Securities Fund | 0.460 | 0.450 | 0.400 | 0.350 |
| High Income Fund | 0.575 | 0.600 | 0.550 | 0.500 |
| Municipal Bond Fund | 0.485 | 0.500 | 0.450 | 0.400 |
| Municipal High Income Fund | 0.485 | 0.500 | 0.450 | 0.400 |

(1) Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the management fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

**Accounting Services Fees.** The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M – Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General**. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each

shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan for Class A Shares.** Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

**Distribution and Service Plan for Class B and Class C Shares.** Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Sales Charges.** As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended March 31, 2015, W&R received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
| --- | --- | --- | --- | --- | --- |
| | | Class A | Class B | Class C | |
| Bond Fund | $ 291 | $ —* | $ 1 | $ 1 | $ 198 |
| Cash Management | — | 1,295 | 1 | —* | 52,692 |
| Global Bond Fund | 147 | —* | 1 | —* | 105 |
| Government Securities Fund | 59 | 1 | —* | —* | 41 |
| High Income Fund | 774 | 2 | 2 | 4 | 555 |
| Municipal Bond Fund | 218 | —* | 1 | 1 | 169 |
| Municipal High Income Fund | 422 | 8 | —* | 2 | 396 |

*Not shown due to rounding.*

*(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.*

**Expense Reimbursements and/or Waivers.** During the period ended March 31, 2015, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

| | |
| --- | --- |
| Global Bond Fund | $ 87 |
| Government Securities Fund | 51 |
| High Income Fund | 124 |
| Municipal Bond Fund | 100 |
| Municipal High Income Fund | 100 |

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended March 31, 2015, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

| | |
| --- | --- |
| Bond Fund | $ 80 |
| Government Securities Fund | 22 |
| Municipal Bond Fund | 56 |
| Municipal High Income Fund | 12 |

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the period ended March 31, 2015, the following expenses were reimbursed:

| | |
|---|---:|
| Cash Management, Class A ............................................................. | $4,082 |
| Cash Management, Class B ............................................................. | 6 |
| Cash Management, Class C ............................................................. | 35 |

Any amounts due to the funds as a reimbursement but not paid as of March 31, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2015.

## 7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2015, were as follows:

| | Purchases | | Sales | |
|---|---:|---:|---:|---:|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Bond Fund ...................................................... | $160,715 | $400,769 | $141,880 | $487,042 |
| Cash Management ........................................... | — | — | — | — |
| Global Bond Fund ........................................... | — | 35,633 | 137 | 100,356 |
| Government Securities Fund ............................. | 99,596 | — | 133,068 | — |
| High Income Fund .......................................... | — | 456,682 | — | 456,021 |
| Municipal Bond Fund ...................................... | — | 34,458 | — | 31,538 |
| Municipal High Income Fund ........................... | — | 29,587 | — | 28,562 |

## 8. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Bond Fund | | | | Cash Management | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 3-31-15 | | Year ended 9-30-14 | | Six months ended 3-31-15 | | Year ended 9-30-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A ........................ | 21,445 | $ 136,938 | 42,642 | $ 271,479 | 2,891,961 | $ 2,891,961 | 5,763,103 | $ 5,763,103 |
| Class B ........................ | 12 | 78 | 38 | 239 | 496 | 496 | 802 | 802 |
| Class C ........................ | 151 | 964 | 244 | 1,551 | 1,558 | 1,558 | 4,289 | 4,289 |
| Class Y ........................ | 296 | 1,896 | 1,965 | 12,468 | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A ........................ | 2,381 | 15,163 | 5,550 | 35,289 | 134 | 134 | 267 | 267 |
| Class B ........................ | 4 | 26 | 13 | 81 | —* | —* | —* | —* |
| Class C ........................ | 13 | 81 | 36 | 228 | —* | —* | 1 | 1 |
| Class Y ........................ | 55 | 352 | 115 | 733 | N/A | N/A | N/A | N/A |
| Shares redeemed: | | | | | | | | |
| Class A ........................ | (25,531) | (162,957) | (68,303) | (434,504) | (2,858,096) | (2,858,096) | (5,782,093) | (5,782,093) |
| Class B ........................ | (124) | (791) | (369) | (2,344) | (479) | (479) | (1,641) | (1,641) |
| Class C ........................ | (211) | (1,344) | (846) | (5,375) | (2,366) | (2,366) | (7,634) | (7,634) |
| Class Y ........................ | (1,567) | (10,091) | (567) | (3,611) | N/A | N/A | N/A | N/A |
| Net increase (decrease) .............. | (3,076) | $ (19,685) | (19,482) | $(123,766) | 33,208 | $ 33,208 | (22,906) | $ (22,906) |

* Not shown due to rounding.

| | Global Bond Fund | | | | Government Securities Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 3-31-15 | | Year ended 9-30-14 | | Six months ended 3-31-15 | | Year ended 9-30-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 18,258 | $ 68,678 | 44,880 | $ 175,654 | 6,811 | $ 37,734 | 10,038 | $ 55,197 |
| Class B | 18 | 70 | 98 | 385 | 6 | 36 | 9 | 48 |
| Class C | 227 | 864 | 601 | 2,353 | 172 | 952 | 242 | 1,333 |
| Class Y | 1,941 | 7,257 | 4,581 | 17,892 | 39 | 216 | 69 | 379 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 3,454 | 12,983 | 7,655 | 29,892 | 322 | 1,783 | 818 | 4,498 |
| Class B | 9 | 32 | 25 | 97 | 1 | 2 | 2 | 9 |
| Class C | 36 | 135 | 89 | 346 | 3 | 18 | 8 | 44 |
| Class Y | 260 | 978 | 533 | 2,082 | 4 | 22 | 9 | 50 |
| Shares redeemed: | | | | | | | | |
| Class A | (30,454) | (114,138) | (55,577) | (217,303) | (8,192) | (45,359) | (26,507) | (145,731) |
| Class B | (161) | (603) | (411) | (1,607) | (48) | (267) | (133) | (730) |
| Class C | (598) | (2,234) | (1,129) | (4,418) | (250) | (1,386) | (506) | (2,783) |
| Class Y | (901) | (3,379) | (1,532) | (6,000) | (81) | (448) | (67) | (368) |
| Net decrease | (7,911) | $ (29,357) | (187) | $ (627) | (1,213) | $ (6,697) | (16,018) | $ (88,054) |

| | High Income Fund | | | | Municipal Bond Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 3-31-15 | | Year ended 9-30-14 | | Six months ended 3-31-15 | | Year ended 9-30-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 24,918 | $ 180,252 | 60,219 | $ 463,252 | 10,910 | $ 83,152 | 16,404 | $ 121,800 |
| Class B | 26 | 190 | 134 | 1,028 | 1 | 7 | 2 | 13 |
| Class C | 491 | 3,558 | 2,255 | 17,344 | 229 | 1,741 | 295 | 2,192 |
| Class Y | 3,528 | 25,458 | 9,660 | 74,357 | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 13,436 | 96,544 | 21,117 | 161,837 | 1,436 | 10,939 | 3,444 | 25,443 |
| Class B | 52 | 371 | 108 | 831 | 1 | 8 | 3 | 23 |
| Class C | 296 | 2,126 | 505 | 3,867 | 19 | 141 | 53 | 393 |
| Class Y | 2,347 | 16,870 | 3,742 | 28,684 | N/A | N/A | N/A | N/A |
| Shares redeemed: | | | | | | | | |
| Class A | (30,922) | (223,847) | (51,079) | (392,935) | (9,700) | (74,002) | (25,700) | (189,653) |
| Class B | (241) | (1,739) | (531) | (4,080) | (7) | (55) | (33) | (242) |
| Class C | (1,216) | (8,801) | (2,287) | (17,597) | (296) | (2,250) | (878) | (6,474) |
| Class Y | (4,709) | (33,891) | (7,431) | (56,984) | N/A | N/A | N/A | N/A |
| Net increase (decrease) | 8,006 | $ 57,091 | 36,412 | $ 279,604 | 2,593 | $ 19,681 | (6,410) | $ (46,505) |

| | Municipal High Income Fund | | | |
|---|---|---|---|---|
| | Six months ended 3-31-15 | | Year ended 9-30-14 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 20,817 | $103,414 | 33,335 | $ 158,108 |
| Class B | 2 | 11 | 6 | 29 |
| Class C | 801 | 3,965 | 810 | 3,860 |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 2,935 | 14,576 | 6,351 | 30,360 |
| Class B | 4 | 20 | 12 | 58 |
| Class C | 81 | 404 | 195 | 929 |
| Class Y | N/A | N/A | N/A | N/A |
| Shares redeemed: | | | | |
| Class A | (12,936) | (64,219) | (29,020) | (137,191) |
| Class B | (47) | (232) | (107) | (512) |
| Class C | (765) | (3,794) | (1,839) | (8,681) |
| Class Y | N/A | N/A | N/A | N/A |
| Net increase | 10,892 | $ 54,145 | 9,743 | $ 46,960 |

## 9. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At March 31, 2015, there were no outstanding bridge loan commitments.

## 10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2015 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Bond Fund | $1,231,073 | $48,598 | $13,953 | $ 34,645 |
| Cash Management | 1,317,428 | — | — | — |
| Global Bond Fund | 813,735 | 22,095 | 62,677 | (40,582) |
| Government Securities Fund | 249,198 | 4,344 | 483 | 3,861 |
| High Income Fund | 2,305,457 | 36,526 | 93,001 | (56,475) |
| Municipal Bond Fund | 817,136 | 90,763 | 5,400 | 85,363 |
| Municipal High Income Fund | 829,387 | 73,136 | 35,345 | 37,791 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2014 and the post-October and late-year ordinary activity were as follows:

| Fund | Distributed Ordinary Income | Undistributed Ordinary Income | Distributed Long-Term Capital Gains | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|---|---|
| Bond Fund | $ 36,995 | $ 1,995 | $ — | $ — | $ — | $1,236 | $ — |
| Cash Management | 258 | 270 | — | — | — | — | — |
| Global Bond Fund | 33,022 | 2,509 | — | — | — | 2,833 | — |
| Government Securities Fund | 4,778 | 145 | — | — | — | 3,077 | — |
| High Income Fund | 156,291 | 15,150 | 48,542 | 30,102 | — | — | — |
| Municipal Bond Fund | 28,588 | 1,106 | — | — | — | 4,008 | — |
| Municipal High Income Fund | 38,275 | 340 | — | — | — | 689 | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended September 30, 2014:

| Fund | Pre-Enactment | | | | | Post-Enactment Short-Term Capital Loss Carryover | Post-Enactment Long-Term Capital Loss Carryover |
|---|---|---|---|---|---|---|---|
| | 2015 | 2016 | 2017 | 2018 | 2019 | | |
| Bond Fund | $ — | $ — | $ — | $ 4,462 | $ — | $ 287 | $ — |
| Cash Management | — | — | — | 187 | 215 | — | — |
| Global Bond Fund | — | — | — | — | — | 127 | 6,334 |
| Government Securities Fund | — | — | — | — | — | 781 | — |
| High Income Fund | — | — | — | — | — | — | — |
| Municipal Bond Fund | 1,919 | — | — | 53 | 56 | — | — |
| Municipal High Income Fund | 420 | — | 504 | 16,061 | — | 1,047 | 2,591 |

## 11. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

## PROXY VOTING INFORMATION
# Waddell & Reed Advisors Funds

**Proxy Voting Guidelines**

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.


## QUARTERLY PORTFOLIO SCHEDULE INFORMATION
# Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.


## TO ALL TRADITIONAL IRA PLANHOLDERS:
# Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial adviser or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# The Waddell & Reed Advisors Funds Family

## Global/International Funds

Waddell & Reed Advisors Global Growth Fund

## Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

## Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

## Money Market Funds

Waddell & Reed Advisors Cash Management

## Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

## 1.888.WADDELL
## Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.